     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 1996



                                                       REGISTRATION NO. 333-4461

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         VENTANA MEDICAL SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                          3841                         94-2976937
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                        3865 NORTH BUSINESS CENTER DRIVE
                             TUCSON, ARIZONA 85705
                                 (520) 887-2155
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                R. JAMES DANEHY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         VENTANA MEDICAL SYSTEMS, INC.
                        3865 NORTH BUSINESS CENTER DRIVE
                             TUCSON, ARIZONA 85705
                                 (520) 887-2155
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             BARRY E. TAYLOR, ESQ.                           GARY L. SELLERS, ESQ.
         CHRISTOPHER D. MITCHELL, ESQ.                     SIMPSON THACHER & BARTLETT
            TREVOR J. CHAPLICK, ESQ.                          425 LEXINGTON AVENUE
        WILSON SONSINI GOODRICH & ROSATI                 NEW YORK, NEW YORK 10017-3954
            PROFESSIONAL CORPORATION                             (212) 455-2000
               650 PAGE MILL ROAD
        PALO ALTO, CALIFORNIA 94304-1050
                 (415) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         VENTANA MEDICAL SYSTEMS, INC.

                             CROSS-REFERENCE SHEET
         PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN
                     PROSPECTUS OF PART I ITEMS OF FORM S-1

          ITEM NUMBER AND HEADING IN FORM S-1
                REGISTRATION STATEMENT                     LOCATION OF CAPTION IN PROSPECTUS
- -------------------------------------------------------  -------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus...........  Forepart of Registration Statement;
                                                         Outside Front Cover Page; Additional
                                                         Information
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus.......................................  Inside Front Cover Page; Outside Back
                                                         Cover Page
  3.  Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges........................  Prospectus Summary; The Company; Risk
                                                         Factors
  4.  Use of Proceeds..................................  Use of Proceeds
  5.  Determination of Offering Price..................  Outside Front Cover Page;
                                                         Underwriting
  6.  Dilution.........................................  Dilution; Risk Factors
  7.  Selling Security Holders.........................  Principal and Selling Stockholders
  8.  Plan of Distribution.............................  Outside and Inside Front Cover Pages;
                                                         Underwriting; Outside Back Cover Page
  9.  Description of Securities to be Registered.......  Prospectus Summary; Dividend Policy;
                                                         Capitalization; Description of
                                                         Capital Stock; Shares Eligible for
                                                         Future Sale
 10.  Interests of Named Experts and Counsel...........  Legal Matters
 11.  Information with Respect to the Registrant.......  Outside and Inside Front Cover Pages;
                                                         Prospectus Summary; Risk Factors; Use
                                                         of Proceeds; Dividend Policy;
                                                         Capitalization; Dilution; Selected
                                                         Consolidated Financial and Operating
                                                         Data; Management's Discussion and
                                                         Analysis of Financial Condition and
                                                         Results of Operations; Business;
                                                         Management; Certain Transactions;
                                                         Principal Stockholders; Description
                                                         of Capital Stock; Shares Eligible for
                                                         Future Sale; Financial Statements;
                                                         Outside Back Cover Page
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities...  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 24, 1996

                                3,000,000 SHARES

                                      LOGO
                         VENTANA MEDICAL SYSTEMS, INC.
                                  COMMON STOCK
                         ------------------------------

     Of the 3,000,000 shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), offered hereby (the "Offering"), 2,200,000 Shares are being sold by Ventana Medical Systems, Inc. ("Ventana" or the "Company") and 800,000 Shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders. Prior to the Offering, there has been no public market for the Common Stock of the Company, and no assurance can be given that an active trading market for the Common Stock will develop after the Offering. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.
                         ------------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
           THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                   OFFENSE.

- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------
                                                       UNDERWRITING                      PROCEEDS TO
                                        PRICE TO      DISCOUNTS AND     PROCEEDS TO        SELLING
                                         PUBLIC       COMMISSIONS(1)     COMPANY(2)      STOCKHOLDERS
- -------------------------------------------------------------------------------------------------------
Per Share..........................        $                $                $                $
- -------------------------------------------------------------------------------------------------------
Total(3)...........................        $                $                $                $
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company, estimated at $925,000.

(3) Certain of the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 450,000 shares of Common Stock on the same terms as the Common Stock offered hereby solely to cover over-allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be
    $          , $          and $          , respectively. See "Underwriting"
    and "Principal and Selling Stockholders."
                         ------------------------------

The Shares are being offered by the several Underwriters, subject to prior sale, when, as and if delivered and accepted by them, subject to certain conditions, including the approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares
will be made against payment therefor on or about                , 1996, at the
offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                         ------------------------------

BEAR, STEARNS & CO. INC.                                 DILLON, READ & CO. INC.

                                           , 1996

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' Over-Allotment Option, (ii) reflects a 1-for-2.7059046 reverse split of the Common Stock to be effected prior to the closing of this Offering,
(iii) reflects the conversion of all outstanding shares of Convertible Redeemable Preferred Stock ("Preferred Stock") into Common Stock and cancellation of accrued dividends upon such conversion, and (iv) assumes the exercise of warrants to purchase 64,244 shares of Common Stock of the Company upon the closing of this Offering, which warrants will terminate if not so exercised. See "Description of Capital Stock" and "Underwriting." The Shares of Common Stock offered hereby are subject to a high degree of risk. See "Risk Factors." This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

     Ventana develops, manufactures and markets proprietary instrument/reagent systems that automate immunohistochemistry ("IHC") and in situ hybridization ("ISH") tests for the analysis of cells and tissues on microscope slides. These tests are important tools used in the diagnosis of and selection of treatment for cancer. With a worldwide installed base of 581 instruments as of March 31, 1996, the Company believes that it is the worldwide leader in the automated IHC testing market. The Company estimates that its installed base is approximately five times as large as the combined installed base of instruments of all of the Company's current competitors. Ventana has placed instruments with 35 of the 42 cancer centers designated by the National Cancer Institute including the Mayo Clinic, the Dana Farber Cancer Institute, The Johns Hopkins University and the M.D. Anderson Cancer Center. Each Ventana proprietary system placed provides a recurring revenue stream as customers consume reagents and supplies sold by the Company with each test conducted.

     Ventana's "patient priority" systems (the Ventana ES and gen II) perform multiple tests rapidly on a single patient biopsy thereby providing a matrix of diagnostic data to the pathologist. In February 1996, Ventana acquired BioTek Solutions, Inc. ("BioTek") for several strategic reasons. The Company believes the combination of Ventana's "patient priority" systems and BioTek's TechMate "batch processing" systems, which process high volumes of tests on multiple patient biopsies, will enable the Company to serve the full range of health care institutions that perform IHC tests. Ventana increased its installed base of instruments from 294 to 581, as of March 31, 1996, as a result of the acquisition, thereby increasing the corresponding aggregate recurring reagent revenue stream and enabling the Company to become the worldwide leader in automated IHC testing. Ventana believes significant synergies and margin improvements can be realized from the integration of BioTek into Ventana's business model in which important value-added activities are performed internally, in contrast to BioTek's reliance on third parties.

     Cancer is the second leading cause of death in the United States accounting for 25% of deaths. Currently, approximately 10 million people have a history of invasive cancer. It is estimated that approximately 1.4 million new cases of invasive cancer will be diagnosed each year. The vast majority of IHC testing associated with cancer diagnosis and treatment in the United States is conducted in an aggregate of approximately 2,200 clinical institutions and reference and research laboratories. The Company estimates that these institutions and laboratories create the opportunity for the placement of as many as 2,500 automated IHC testing instruments. The Company believes that less than 20% of such institutions and laboratories currently conduct IHC testing on an automated basis. The international market for instrument placements is estimated by the Company to be approximately 1.2 times the size of the United States market with Europe accounting for approximately 55% of the international market potential.

     As compared to manual IHC testing, Ventana's automated systems provide improved reliability, reproducibility and consistency of test results. The systems' economic advantages include reduced cost per test, faster turnaround time, increased test throughput and a reduced dependence on skilled laboratory technicians. The Company believes it will play a critical, expanding role in cancer science as researchers will use Ventana systems to accelerate the identification and development of new tests and its installed base of instruments will speed the commercialization and clinical implementation of such new tests.

     The main element of the Company's strategy to strengthen its leadership position in automated IHC testing is to maximize instrument placements in order to create a barrier that competitors will need to overcome. To meet this objective, the Company plans to introduce two lower priced instruments, one for potential patient priority customers (the Ventana NexES) and one for potential batch processing customers (the TechMate 250). The Company believes that these lower priced instruments will enable it to increase its emphasis on instrument placements through reagent agreement plans ("RAPs"), through which a customer obtains the use of an instrument with no capital investment in exchange for the customers' commitment to purchase reagents from the Company at a higher price than if the instrument had been purchased. The Company believes that it can accelerate the rate of expansion of its installed base of instruments by using RAPs because the required capital investment associated with a purchase, a significant sales hurdle, will be eliminated.

                                  THE OFFERING

Common Stock offered:
  By the Company..........................  2,200,000 shares
  By the Selling Stockholders.............  800,000 shares
          Total...........................  3,000,000 shares
Common Stock to be outstanding after the
  Offering................................  10,974,883 shares(1)
Use of proceeds...........................  For repayment of approximately $15.9 million of indebtedness, capital expenditures, working
                                            capital and general corporate purposes.
Proposed Nasdaq National Market Symbol....  VMSI

- ---------------

(1) Includes 8,710,639 outstanding shares of Common Stock, 64,244 shares of Common Stock issuable upon the exercise of outstanding warrants which would otherwise expire upon the closing of this Offering and the 2,200,000 Shares of Common Stock offered by the Company hereby. Excludes 879,183 shares of Common Stock issuable upon exercise of warrants that may remain outstanding after the completion of this Offering and 840,357 shares of Common Stock issuable upon the exercise of options outstanding under the Company's stock option plans.

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          ACTUAL
                                     ------------------------------------------------                  PRO FORMA(1)
                                                                                          ---------------------------------------
                                                                      THREE MONTHS                                THREE MONTHS
                                       YEAR ENDED DECEMBER 31,      ENDED MARCH 31,           YEAR ENDED         ENDED MARCH 31,
                                                                                             DECEMBER 31,
                                     ---------------------------   ------------------     -------------------   -----------------
                                      1993      1994      1995      1995       1996         1994       1995      1995      1996
                                     -------   -------   -------   -------   --------     --------   --------   -------   -------
STATEMENT OF OPERATIONS DATA:
Sales:
 Instruments.......................  $ 1,162   $ 2,588   $ 4,644   $ 1,007   $  1,594     $  5,798   $  8,396   $ 2,040   $ 1,733
 Reagents and others...............    1,519     3,339     5,969     1,195      2,552        6,647     11,079     2,378     3,495
                                     -------   -------   -------   -------    -------      -------    -------   -------   -------
   Total net sales.................    2,681     5,927    10,613     2,202      4,146       12,445     19,475     4,418     5,228
Cost of goods sold.................    1,722     2,531     4,282       936      1,435        5,883      9,096     2,134     1,927
                                     -------   -------   -------   -------    -------      -------    -------   -------   -------
Gross profit.......................      959     3,396     6,331     1,266      2,711        6,562     10,379     2,284     3,301
Operating expenses:
 Research and development..........    2,100     1,926     2,239       556        613        2,687      4,407       721       771
 Selling, general and
   administrative..................    4,067     6,899     7,435     1,594      2,279        9,942     10,968     2,367     2,704
                                     -------   -------   -------   -------    -------      -------    -------   -------   -------
Loss from operations before
 nonrecurring expenses and
 amortization of intangibles.......   (5,208)   (5,429)   (3,343)     (884)      (181)      (6,067)    (4,996)     (804)     (174)
Nonrecurring expenses..............       --        --        --        --     (7,083)      (8,373)        --        --        --
Amortization of intangibles........       --        --        --        --         --       (1,344)    (1,344)     (336)     (336)
                                     -------   -------   -------   -------    -------      -------    -------   -------   -------
Loss from operations...............   (5,208)   (5,429)   (3,343)     (884)    (7,264)     (15,784)    (6,340)   (1,140)     (510)
Interest income (expense)..........      229        59        74        50         (5)          59         74        50        (5)
                                     -------   -------   -------   -------    -------      -------    -------   -------   -------
Net loss...........................  $(4,979)  $(5,370)  $(3,269)  $  (834)  $ (7,269)    $(15,725)  $ (6,266)  $(1,090)  $  (515)
                                     =======   =======   =======   =======    =======      =======    =======   =======   =======
Net loss per share, as
 adjusted(2).......................                      $ (0.39)  $ (0.10)  $  (0.85)               $  (0.66)  $ (0.12)  $ (0.05)
                                                         =======   =======    =======                 =======   =======   =======
Shares used in computing net loss
 per share, as adjusted(2).........                        8,354     8,220      8,585                   9,466     9,331     9,696
                                                         =======   =======    =======                 =======   =======   =======

                                                                                               MARCH 31, 1996
                                                                                         --------------------------
                                                                                         ACTUAL      AS ADJUSTED(3)
                                                                                         -------     --------------
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................  $ 3,436        $ 18,413
Long-term debt.........................................................................   15,035              --
Working capital........................................................................    1,195          16,172
Total assets...........................................................................   24,752          39,729
Accumulated deficit(4).................................................................  (29,398)        (29,398)
Total stockholders' equity(4)..........................................................    1,475          31,487

SELECTED OPERATING DATA:

     The following table sets forth the Company's pro forma annual instrument placements and instrument installed base for the periods indicated as if the acquisition of BioTek had taken place on January 1, 1992:

                                                                                                             THREE
                                                                                                             MONTHS
                                                                            YEAR ENDED DECEMBER 31,          ENDED
                                                                          ----------------------------     MARCH 31,
                                                                          1992    1993    1994    1995        1996
                                                                          ----    ----    ----    ----    ------------
INSTRUMENT PLACEMENTS (UNITS):
Patient priority (Ventana).............................................    17      56      74     113           33
Batch processing (BioTek)..............................................     4      37     106     128           12
                                                                           --      --
                                                                                          ---     ---          ---
  Total annual placements..............................................    21      93     180     241           45
                                                                           ==      ==     ===     ===          ===
    Total instrument installed base....................................    22     115     295     536          581
                                                                           ==      ==     ===     ===          ===
    RAPs in installed base.............................................     6      25      44      66           72
                                                                           ==      ==     ===     ===          ===

- ---------------
(1) Adjusted to reflect the acquisition of BioTek as of January 1, 1994. BioTek was acquired February 26, 1996.

(2) See Note 1 to Consolidated Financial Statements and Note 8 to the Unaudited Pro Forma Condensed Consolidated Financial Statements for information concerning the computation of net loss per share.

(3) Adjusted to give effect to the receipt of the net proceeds from the sale of the Shares of Common Stock offered by the Company hereby and the application thereof (at an assumed initial public offering price of $15.00 per share). See "Use of Proceeds" and "Capitalization."

(4) Actual amounts reflect the assumed conversion of the Preferred Stock but not the exercise of warrants which would otherwise expire upon the closing of this Offering.

                                    RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Shares of Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated by the forward-looking statements as a result of certain factors, including those set forth in Risk Factors and elsewhere in this Prospectus.

     Continuing Losses; Uncertainty of Future Profitability. The Company has incurred cumulative losses of $29.4 million from its inception in 1985 through March 31, 1996. In February 1996, the Company acquired BioTek, which had sustained cumulative losses of $17.7 million since its inception in October 1990. The Company intends to make increased investments in both product development and sales and marketing and expects to incur operating losses through at least the first half of 1997. The Company's ability to achieve profitability is dependent on a variety of factors including the extent to which its instrument and reagent systems continue to achieve market acceptance, the Company's ability to compete successfully, the Company's ability to develop, introduce, market and distribute existing and new diagnostic systems, the Company's ability to expand manufacturing capacity as required, the successful integration of BioTek's operations and the receipt of required regulatory approvals for products developed by the Company. There can be no assurance that the Company will be successful in these efforts. Moreover, if profitability is achieved, the level of profitability cannot be accurately predicted and there can be no assurance that any such profitablity will be sustained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Future Fluctuations in Operating Results. The Company derives revenues from the sale of reagents and instruments. The initial placement of an instrument is subject to a longer, less consistent sales cycle than the sale of reagents, which begin and are recurring once an instrument is placed. Consequently, the Company's future operating results are likely to fluctuate substantially from period to period because instrument sales are likely to remain an important part of revenues in the near future. The degree of fluctuation will depend on the timing, level and mix of instruments placed through direct sales and instruments placed through RAPs. In addition, average daily reagent use by customers may fluctuate from period to period, which may contribute to future fluctuations in revenues. Other factors that may result in fluctuations in operating results include the timing of new product announcements and the introduction of new products and new technologies by the Company and its competitors, market acceptance of the Company's current or new products, developments with respect to regulatory matters, availability and cost of raw materials from its suppliers, competitive pricing pressures, increased research and development expenses, and increased marketing and sales expenses associated with the implementation of the Company's market expansion strategies for its instrument and reagent products. In addition, a significant portion of the Company's expense levels are based on its expectation of a higher level of revenues in the future and are relatively fixed in nature. Therefore, if revenue levels are below expectations, operating results in a given period are likely to be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Rate of Market Acceptance and Technological Change. Use of automated systems to perform diagnostic tests is relatively new. Historically, the diagnostic tests performed by the Company's systems have been performed manually by laboratory personnel. The rate of market acceptance of the Company's products will be largely dependent on the Company's ability to persuade the medical community of the benefits of automated diagnostic testing using the Company's products. Market acceptance and sales of the Company's products may also be affected by the price and quality of the Company's products. The Company's products could also be rendered obsolete or noncompetitive by virtue of technological innovations in the field of molecular diagnostics. Failure of the Company's products to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

     Risks Associated with Development and Introduction of New Products. The Company's future growth and profitability will be dependent, in large part, on its ability to develop, introduce and market new instruments and reagents used in the diagnosis of cancer and additional disease states. In particular, the Company must successfully and timely introduce the NexES and TechMate 250. These instruments are smaller capacity, lower priced instruments than the Company's current instruments and are necessary to expand the market opportunity at smaller hospitals and reference laboratories in the United States and Europe. The Company depends in part on the success of medical research in developing new antibodies, nucleic acid probes and clinical diagnostic procedures that can be adapted for use in the Company's systems. In addition, the Company will need to obtain licenses on satisfactory terms to certain of these technologies, as to which there is no assurance. Certain of the Company's products are currently under development, initial testing or preclinical or clinical evaluation by the Company. Other products are scheduled for future development. Products under development or scheduled for future development may prove to be unreliable from a diagnostic standpoint, may be difficult to manufacture in an efficient manner, may fail to receive necessary regulatory clearances, may not achieve widespread market acceptance or may encounter other unanticipated difficulties. The failure of the Company to develop, introduce and market new products on a timely basis or at all could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Research and Development."

     Competition. Competition in the diagnostic industry is intense and is expected to increase. The Company's systems compete both with products manufactured by competitors and with traditional manual diagnostic procedures. The Company's competitors may succeed in developing products that are more reliable or effective or less costly than those developed by the Company and may be more successful than the Company in manufacturing and marketing their products. Although the Company plans to continue to work to develop new and improved products, there are other companies engaged in research and development of diagnostic devices or reagents, and the introduction of such devices or alternative methods for diagnostic testing could hinder the Company's ability to compete effectively and could have a material adverse effect on the Company's business, financial condition and results of operations. Many of the companies selling or developing diagnostic devices, instruments, reagents and genetic probe tests have financial, manufacturing, marketing and distribution resources significantly greater than those of Ventana. In addition, many of these competitors have long-term supplier relationships with Ventana's existing and potential customers. The Company's patient priority instruments require the use of the Company's detection chemistries but can be used with primary antibodies supplied by third parties, and the Company's batch processing instruments can be used with both detection chemistries and primary antibodies supplied by third parties. Accordingly, the Company encounters significant competition in the sale of reagents for use on its instruments that can be used with reagents supplied by third parties. See "Business -- Competition."

     Manufacturing Risks and Dependence on Key Suppliers; Third-Party Manufacturers. The Company has only manufactured patient priority instruments and reagents for commercial sale since late 1991, and manufacturing of the Company's batch processing instruments is performed by third parties. As the Company continues to increase production of such instruments and reagents and develops and introduces new products, it may from time to time experience difficulties in manufacturing. BioTek currently manufactures reagents in its Santa Barbara, California facility and Ventana manufactures reagents in its Tucson, Arizona facilities. The Company expects to complete, in September 1996, the consolidation of reagent manufacturing in its Tucson facilities. Difficulties or delays in integrating reagent manufacturing could result in the inability to achieve anticipated cost reductions and could have a material adverse effect on the Company's business, financial condition and results of operations. Ventana must increase production volumes of instruments and reagents in a cost-effective manner in order to be profitable. To increase production levels, the Company will need to scale-up its manufacturing facilities, increase its automated manufacturing capabilities and continue to comply with the current good manufacturing practices ("GMPs") prescribed by the United States Food and Drug Administration ("FDA") and other standards prescribed by various federal, state and local regulatory agencies in the United States and other countries, including the International Standards Organization ("ISO") 9000 Series certifications. There can be no assurance that manufacturing and quality problems will not arise as the Company increases its manufacturing operations or that such scale-up can be achieved in a timely manner or at a commercially reasonable cost. Manufacturing or quality problems or difficulties or delays in manufacturing scale-up could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's reagent products are formulated from both chemical and biological materials utilizing proprietary Ventana technology as well as standard processing techniques. Certain components and raw materials, primarily antibodies, used in the manufacturing of the Company's reagent products are currently provided by single-source vendors. There can be no assurance that the materials or reagents needed by the Company will be available in commercial quantities or at acceptable prices. Any supply interruption or yield problems encountered in the use of materials from these vendors could have a material adverse effect on the Company's ability to manufacture its products until a new source of supply is obtained. The use of alternative or additional suppliers could be time consuming and expensive. In addition, a number of the components used to manufacture the ES and gen II instruments are fabricated on a custom basis to the Company's specifications and are currently available from a limited number of sources. Consequently, in the event the supply of materials or components from these vendors were delayed or interrupted for any reason or in the event of quality or reliability problems with such components or suppliers, the Company's ability to supply such instruments could be impaired, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

     The Company relies on two outside parties to manufacture its batch processing instruments. Kollsman Manufacturing Company, Inc. ("Kollsman") currently manufactures the TechMate 500 instrument and the Company is in the process of negotiating a contract with Kollsman for the continued manufacture of such instrument. The Company has entered into a contract manufacturing agreement with LJL BioSystems, Inc. ("LJL") for the manufacture of the TechMate 250 instrument. There can be no assurance that these manufacturers will be able to meet the Company's product needs in a satisfactory, cost effective and timely manner. The Company's reliance on third-party manufacturers involves a number of additional risks, including the absence of guaranteed capacity, and reduced control over delivery schedules, quality assurance and costs. Although the Company believes that these manufacturers have an economic incentive to perform such manufacturing for the Company, the amount and timing of resources to be devoted to these activities by such manufacturers are not within the control of the Company, and there can be no assurance that manufacturing problems will not occur in the future. Any such manufacturing or supply problems could have a material adverse effect on the Company's business, financial condition and results of operations.

     Dependence on Distributors. The Company's patient priority systems and reagents are sold directly by Company personnel to end-users in North America and internationally. The Company's batch processing instruments and reagents are sold under distribution agreements entered into by BioTek. In the United States, batch processing instruments and reagents are sold through Curtin Matheson Scientific, Inc., a subsidiary of Fischer Scientific, Inc. ("CMS"), under an exclusive agreement that expires in April 1998. In Europe, batch processing instruments are sold through DAKO A/S ("DAKO") which also pays BioTek a fixed dollar royalty for each instrument in service in exchange for the right to sell its own reagents for use with such systems. The agreement with DAKO provides DAKO with exclusive distribution rights for batch processing instruments in Europe and other territories, subject to certain performance requirements. The agreement expires in December 1999. Accordingly, the Company is likely to be dependent upon DAKO for international sales of batch processing instruments through this date.

     United States sales through CMS are subject to several operating conditions and risks. In particular, it has historically been necessary for BioTek to support, and the Company anticipates that it will need to continue to support, the efforts of CMS with direct field sales and support personnel. As a result, the Company generates lower gross margins on sales through CMS than it would generate were it to sell directly to end-users and incurs higher selling expenses than typically associated with third-party distribution arrangements. As a result of these factors and due to the presence of the Company's direct sales force in the United States, the Company does not intend to renew the agreement with CMS upon its expiration in April 1998. The Company has had discussions regarding possible modifications to or early termination of the relationship with CMS. However, these discussions are not currently ongoing. To the extent that CMS does not adequately promote and market batch processing instruments and reagents or manage customer relationships or in the event that difficulties arise in the relationship between the Company and CMS, the Company's sales of batch processing instruments and reagents in the United States could be adversely affected and the Company could also experience disruptions in the supply of batch processing instruments and reagents to customers in the

United States. These developments could have a material adverse effect on the Company's business, financial condition and results of operations.

     In connection with BioTek's agreement with DAKO, DAKO made two loans secured by a pledge of substantially all of BioTek's assets. DAKO also made prepayments on future instrument sales and reagent royalties to BioTek. These loans and prepayments were used to fund TechMate 250 instrument development and working capital requirements. The aggregate balance of the secured loans and prepayments was $1.6 million and $0.9 million, respectively, at March 31, 1996. Of the secured loans, $0.3 million bears interest at 5% per annum and the remaining $1.3 million does not bear interest. The prepayments do not bear interest. The secured loans and prepayments are recorded as advances from distributor in the Company's Consolidated Financial Statements. The amounts payable under these loans are repaid through discounts on DAKO instrument purchases from BioTek. Upon termination of the distribution agreement or in the event of a default by BioTek under the distribution agreement (including a failure to satisfy development milestones with respect to the TechMate 250 instrument), the secured loans will convert to fixed term loans that will be due and payable in 12 equal quarterly installments commencing upon such event.

     Since the acquisition of BioTek, Ventana and DAKO have been engaged in discussions regarding various provisions of the distribution agreement. DAKO has asserted that BioTek has not fulfilled its obligations with respect to development and commercial introduction of the TechMate 250 instrument. The Company denies this assertion and believes that it is in substantial compliance with its obligations under these development milestones. In particular, the Company believes that the recent contract manufacturing agreement with LJL will enable it to satisfy DAKO's requirements for TechMate 250 instruments. Nevertheless, the negotiations with DAKO could result in an attempt by DAKO to exercise contractual remedies available to it under the distribution agreement and terms of the secured loans, an interruption in the distribution of the Company's batch processing instruments outside the United States or litigation between the parties with respect to the agreement, which would involve significant costs as well as diversion of management time. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company would prevail in any litigation involving the agreement. DAKO's remedies under the agreement include (i) requiring repayment of the secured loans in 12 equal quarterly installments commencing upon a default by BioTek and (ii) an irrevocable license to manufacture TechMate instruments for resale internationally and a related reduction in the fixed dollar royalty rate paid by DAKO to BioTek for each instrument included in the royalty base.

     There can be no assurance as to the future course or outcome of the Company's negotiations with DAKO or as to the Company's future relationship with DAKO. If DAKO were successful in obtaining a manufacturing license for TechMate instruments, the Company could experience a loss of instrument and royalty revenue which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, termination of the agreement with DAKO could adversely affect the Company's results of operations.

     Past and Future Acquisitions. In February 1996 the Company acquired BioTek. Although the Company has no pending agreements or commitments, the Company may make additional acquisitions of complementary businesses, products or technologies in the future. Acquisitions of companies, divisions of companies, or products entail numerous risks, including (i) the potential inability to successfully integrate acquired operations and products or to realize anticipated synergies, economies of scale or other value, (ii) diversion of management's attention, and (iii) loss of key employees of acquired operations. No assurance can be given that the Company will not incur problems in integrating the BioTek operations or any future acquisitions and there can be no assurance that the acquisition of BioTek or any other future acquisition will result in the Company becoming profitable or, if the Company achieves profitability, that such acquisition will increase the Company's profitability. Furthermore, there can be no assurance that the Company will realize value from any such acquisition which equals or exceeds the consideration paid. Any such problems could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, future acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Patents and Proprietary Rights. The Company's success depends, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others. There can be no assurance that the Company's patent applications will result in patents being issued or that any issued patents will provide protection against competitive technologies or will be held valid if challenged. Others may independently develop products similar to those of the Company or design around or otherwise circumvent patents issued to the Company. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each of such patents or to redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be on terms acceptable to the Company or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. If the Company does not obtain necessary licenses, it could be subject to litigation and encounter delays in product introductions while it attempts to design around such patents. Alternatively, the development, manufacture or sale of such products could be prevented. Litigation would result in significant cost to the Company as well as diversion of management time. Adverse determinations in any such proceedings could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Rights."

     Ventana also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information or techniques, gain access to Ventana's trade secrets or disclose such technology, or that Ventana can effectively protect its trade secrets. Litigation to protect Ventana's trade secrets would result in significant cost to the Company as well as diversion of management time. Adverse determinations in any such proceedings or unauthorized disclosure of Ventana trade secrets could have a material adverse effect on Ventana's business, financial condition and results of operations.

     BioTek is a party to litigation initiated by BioGenex Laboratories, Inc. ("BioGenex") relating to certain alleged past infringements of patent rights of BioGenex. The Company believes that the resolution of this matter will not have a material adverse effect on the Company's business, financial condition and results of operations. For additional detail regarding this litigation, see "Business -- Legal Proceedings."

     Uncertainty of Future Funding of Capital Requirements. The Company anticipates that its existing capital resources, including the net proceeds of this Offering and interest earned thereon, will be adequate to satisfy its capital requirements through at least the next 18 to 24 months. The Company's future capital requirements will depend on many factors, including the extent to which the Company's products gain market acceptance, the mix of instruments placed through direct sales or through RAPs, progress of the Company's product development programs, competing technological and market developments, expansion of the Company's sales and marketing activities, the cost of manufacturing scale-up activities, possible acquisitions of complementary businesses, products or technologies, the extent and duration of operating losses and timing of regulatory approvals. The Company may require additional capital resources and there is no assurance such capital will be available to the extent required, on terms acceptable to the Company or at all. Any such future capital requirements could result in the issuance of equity securities which would be dilutive to existing stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Key Personnel. The Company is dependent upon the retention of principal members of its management, scientific, technical, marketing and sales staff and the recruitment of additional personnel. The Company does not maintain "key person" life insurance on any of its personnel. The Company competes with other companies, academic institutions, government entities and other organizations for qualified personnel in the areas of the Company's activities. The inability to hire or retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

     Uncertainties Related to Government Funding. A portion of the Company's products are sold to universities, research laboratories, private foundations and other institutions where funding is dependent upon grants from government agencies, such as the National Institutes of Health. Research funding by the government, however, may be significantly reduced under several budget proposals being discussed by the United States Congress or for other reasons. Any such reduction may materially affect the ability of the Company's research customers to purchase the Company's products.

     FDA and Other Government Regulation. The manufacturing, marketing and sale of the Company's products are subject to extensive and rigorous government regulation in the United States and in other countries. In the United States and certain other countries, the process of obtaining and maintaining required regulatory approvals is lengthy, expensive and uncertain. In the United States, the FDA regulates, as medical devices, clinical diagnostic tests and reagents, as well as instruments used in the diagnosis of adverse conditions. The Federal Food, Drug, and Cosmetic Act governs the design, testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. There are two principal FDA regulatory review paths for medical devices: the 510(k) pre-market notification ("510(k)") process and the pre-market approval ("PMA") process. The PMA process typically requires the submission of more extensive clinical data and is costlier and more time-consuming to complete than the 510(k) process. For a detailed description of this regulatory framework, see "Business -- Government Regulation."

     The FDA regulates, as medical devices, instruments, diagnostic tests and reagents that are traditionally manufactured and commercially marketed as finished test kits or equipment. Some clinical laboratories, however, choose to purchase individual reagents intended for specific analyses and develop and prepare their own finished diagnostic tests. Although neither the individual reagents nor the finished tests prepared from them by the clinical laboratories have traditionally been regulated by the FDA, the FDA has recently proposed a rule that, if adopted, would regulate the reagents sold to clinical laboratories as medical devices. The proposed rule would also restrict sales of these reagents to clinical laboratories certified under the Clinical Laboratory Improvement Amendments of 1988 ("CLIA") as high complexity testing laboratories. The Company intends to market some diagnostic products as finished test kits or equipment and others as individual reagents; consequently, some or all of these products may be regulated as medical devices.

     Medical devices generally require FDA approval or clearance prior to being marketed in the United States. The process of obtaining FDA clearances or approvals necessary to market medical devices can be time-consuming, expensive and uncertain, and there can be no assurance that any clearance or approval sought by the Company will be granted or that FDA review will not involve delays adversely affecting the marketing and sale of the Company's products. Further, clearances or approvals may place substantial restrictions on the indications for which the product may be marketed or to whom it may be marketed. Additionally, there can be no assurance that the FDA will not require additional data, require that the Company conduct further clinical studies or obtain a PMA causing the Company to incur further cost and delay.

     The Company's instruments, with respect to automated IHC testing functions, have been categorized by the FDA as automated cell staining devices and have been exempted from the 510(k) notification process. To date, ISH tests have not received FDA approval and, therefore, use of the gen II for ISH tests will be restricted to research applications. New instrument products that the Company may introduce could require future 510(k) notifications. Certain antibodies that the Company may wish to market with labeling indicating that they can be used in the diagnosis of particular diseases may require PMA approval. In addition, the FDA has proposed that some of the antibody products that Ventana may wish to market be subjected to a pre-filing certification process. Certain of the Company's products are currently sold for research use and are labeled as such.

     Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, recalls or seizures of products, operating restrictions and criminal prosecutions. In particular, the FDA enforces regulations prohibiting the marketing of products for nonindicated uses. In addition, governmental regulations may be established that could prevent or delay regulatory approval of the Company's products. Delays in or failure to receive approval of products the Company plans to introduce, loss of or additional restrictions or limitations relating to previously received approvals, other regulatory action against the Company or changes in the applicable regulatory climate could individually or in the aggregate have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also required to register as a medical device manufacturer with the FDA and is inspected on a routine basis by the FDA for compliance with the FDA GMP regulations. The Company's clinical laboratory customers are subject to CLIA, which is intended to insure the quality and reliability of medical testing.

     In addition to these regulations, the Company is subject to numerous federal, state and local laws and regulations relating to such matters as safe working conditions and environmental matters. To date, compliance with these laws and regulations has not had a material effect on the Company's financial position; however, there can be no assurance that such laws or regulations will not in the future have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

     Availability of Third-Party Reimbursement and Effects of Health Care Reform. The Company's ability to achieve revenue growth and profitability may depend on the ability of the Company's customers to obtain adequate levels of third-party reimbursement for use of certain diagnostic tests in the United States, Europe and other countries. Currently, availability of third-party reimbursement is limited and uncertain for some IHC tests.

     In the United States, the Company's products are purchased primarily by medical institutions and laboratories which bill various third-party payors, such as Medicare, Medicaid, other government programs and private insurance plans, for the health care services provided to their patients. Third-party payors may deny reimbursement to the Company's customers if they determine that a prescribed device or diagnostic test has not received appropriate FDA or other governmental regulatory clearances or approvals, is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate. The success of the Company's products may depend on the extent to which appropriate reimbursement levels for the costs of such products and related treatment are obtained by the Company's customers from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. The trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs could significantly influence the purchase of health care services and products. In addition, the federal government and certain members of Congress have proposed, and various state governments have adopted or are considering, programs to reform the health care system. These proposals are focused, in large part, on controlling the escalation of health care expenditures. The cost containment measures that health care payors are instituting and the impact of any health care reform could have a material adverse effect on the levels of reimbursement the Company's customers receive from third-party payors and the Company's ability to market and sell its products and consequently could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Third-Party Reimbursement."

     Product Liability and Recalls; Product Liability Insurance. Although to date the Company has not experienced any product liability claims, the marketing and sale of the Company's diagnostic instruments and reagents entails such risks. The Company has product liability insurance coverage with a per occurrence maximum of $2.0 million and an aggregate annual maximum of $5.0 million. There can be no assurance that this level of insurance coverage will be adequate or that insurance coverage will continue to be available on acceptable terms or at all. A product liability claim or recall could have a material adverse effect on the Company's business, reputation, financial condition and results of operations.

     Control by Existing Stockholders; Anti-Takeover Provisions. After this Offering, the Company's officers, directors and principal stockholders will beneficially own approximately 55% of the Company's outstanding Common Stock. These stockholders will be able to elect all members of the Company's Board of Directors and will have the ability to control corporate actions requiring stockholder approval. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. In addition, the Board of Directors has the authority, without action by the stockholders, to fix the rights and preferences of, and issue shares of, one or more series of preferred stock, which may have the effect of delaying or preventing a change in control of the Company, and to issue additional Common Stock which would be dilutive to existing stockholders. In addition, provisions in the Company's Certificate of Incorporation and Bylaws (i) prohibit the stockholders from acting by written consent without a meeting or calling a special meeting of stockholders and (ii) require advance notice of business proposed to be brought before an annual or special meeting of stockholders. The amendment or modification of these provisions will require the affirmative vote of the holders of 66 2/3% of the outstanding shares of Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock."

     Absence of Prior Public Market; Possible Volatility of Stock Price. Prior to this Offering, there has been no public market for the Company's Common Stock. There can be no assurance that an active trading market for the Common Stock will develop or, if developed, will be sustained. The public offering price will be established by negotiations between the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the Company's Common Stock trades after the Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. In addition, the market price of the Company's Common Stock, similar to the securities of other medical device and life sciences companies, is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and other government regulation, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, changes in financial analysts' estimates or recommendations regarding the Company and general market conditions may have a material adverse effect on the market price of the Company's Common Stock. The Company's results of operations may, in future periods, fall below the expectations of public market analysts and investors and, in such event, the market price of the Company's Common Stock could be materially adversely affected.

     Shares Eligible for Future Sale. Sales of Common Stock (including shares issued upon the exercise of outstanding options) in the public market after this Offering could impair the Company's ability to raise capital through an offering of securities and could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate or at all. Upon consummation of this Offering, the Company will have 10,974,883 shares of Common Stock outstanding, of which the 3,000,000 Shares offered hereby will be freely tradable (unless held by affiliates of the Company) and the remaining 7,974,883 shares will be restricted securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Approximately 39,703 of such shares will be available for immediate public resale on the date of this Offering. An additional 8,778 shares of Common Stock will be saleable between 90 and 180 days after this Offering. The Company's directors, executive officers and certain stockholders, who in the aggregate hold 7,551,250 shares of Common Stock of the Company outstanding immediately prior to the completion of this Offering, have entered into or are subject to lock-up agreements under which they have agreed not to sell, directly or indirectly, any shares owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc. Holders of outstanding options to purchase Common Stock have entered into or are subject to similar agreements. Upon expiration of the 180-day lock-up agreements, approximately 7,900,451 shares of Common Stock (including approximately 349,201 shares subject to outstanding vested options) will become eligible for immediate public resale, subject in some cases to vesting provisions and volume limitations pursuant to Rule 144. The remaining approximately 310,908 shares held by existing stockholders will become eligible for public resale at various times over a period of less than two years following the completion of this Offering, subject in some cases to vesting provisions and volume limitations. 7,277,777 of the shares outstanding immediately following the completion of this Offering will be entitled to registration rights with respect to such shares upon termination of lock-up agreements. The number of shares sold in the public market could increase if registration rights are exercised. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

     Dilution. The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this Offering will therefore incur immediate and substantial dilution. See "Dilution."

     Absence of Dividends. The Company has not declared or paid any cash dividends since its inception and does not anticipate paying any dividends in the foreseeable future. In addition, the Company's bank credit agreement currently prohibits the Company from paying cash dividends. See "Dividend Policy."

                                  THE COMPANY

     Ventana was incorporated in California in June 1985 and was reincorporated in Delaware in December 1993. As used in this Prospectus, the terms "Ventana" and the "Company" refer to Ventana Medical Systems, Inc. and its subsidiaries, Ventana Medical Systems, S.A., Ventana Medical Systems GmbH and BioTek Solutions, Inc. unless the context otherwise requires. The Company's principal executive offices are located at 3865 North Business Center Drive, Tucson, Arizona 85705. Its telephone number is (520) 887-2155.

     Ventana(TM), the Ventana logo(TM), ES(TM), gen II, TechMate(TM) and CheMate(TM) are trademarks of the Company. Trademarks of others are also referred to in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares of Common Stock offered hereby are estimated to be approximately $30.0 million assuming an initial public offering price of $15.00 per share and after deducting the estimated underwriting discounts and commissions and expenses of the Offering.

     The Company intends to use $15.9 million of the estimated net proceeds from the Offering to repay (i) $13.9 million of debt incurred in connection with the acquisition of BioTek and financing of related working capital requirements (the "Acquisition Debt") and (ii) a $2.0 million bank term loan (the "Term Loan"). The Acquisition Debt bears interest at 7% per annum and matures in February 1998; however, accrued interest will be forgiven if the principal is repaid prior to December 31, 1996. The Acquisition Debt is due and payable 30 days after the completion of this Offering. The Term Loan bears interest at a rate of 2% over the bank's prime rate, is secured by a pledge of the Company's assets and matures in March 1999. The Company expects to use approximately $1.8 million of the net proceeds during the next 12 months for capital expenditures for manufacturing and computer equipment. The Company anticipates that the estimated remaining net proceeds of $12.3 million will be used for working capital and general corporate purposes. Although the Company may use a portion of the net proceeds for the acquisition of complementary businesses, products or technologies, the Company currently has no agreements or commitments in this regard. Pending such uses, the Company intends to invest the net proceeds of the Offering in short-term, interest-bearing, investment-grade securities.

     The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders.

                                DIVIDEND POLICY

     The Company has not declared or paid any dividends since its inception and does not intend to pay any dividends in the foreseeable future. In addition, the Company's bank credit agreement currently prohibits the Company from paying cash dividends.

                                    DILUTION

     The net tangible book value of the Company at March 31, 1996 was $(10.9) million or $(1.33) per share after giving effect to the conversion of the Preferred Stock into Common Stock and the issuance of 64,244 shares of Common Stock upon the assumed exercise of outstanding warrants which would otherwise expire upon the closing of this Offering. The net tangible book value per share represents the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding (assuming conversion of the Preferred Stock). Dilution per share represents the difference between the amount per share paid by investors in this Offering and the net tangible book value per share after the Offering. After giving effect to (i) the sale of Shares in this Offering at an assumed initial public offering price of $15.00 per share and (ii) the issuance of 64,244 shares of Common Stock upon the assumed exercise of outstanding warrants which would otherwise expire upon the closing of this Offering, the estimated net proceeds to the Company would be approximately $30.0 million and the net tangible book value of the Company at March 31, 1996 would be $19.3 million or $1.74 per share. This represents an immediate increase in net tangible book value of $3.07 per share to existing stockholders and an immediate dilution in net tangible book value of $13.26 per share to new investors purchasing Shares at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share..........................               $15.00
  Net tangible book value per share before the Offering..................    $(1.33)
  Increase per share attributable to new investors.......................      3.07
                                                                             ------
Net tangible book value per share after the Offering.....................                 1.74
                                                                                        ------
Immediate dilution per share to new investors............................               $13.26
                                                                                        ======

     The following table summarizes, as of March 31, 1996, the difference between the existing stockholders and new investors purchasing Shares in this Offering with respect to the number of Shares of Common Stock purchased, the total consideration paid and the average price per share paid (assuming an initial public offering price of $15.00 per share):

                                        SHARES PURCHASED          TOTAL CONSIDERATION
                                     ----------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                     ----------     -------     -----------     -------     -------------
Existing stockholders..............   8,073,117        79%      $31,508,000        49%         $  3.90
New investors......................   2,200,000        21%       33,000,000        51%           15.00
                                        -------       ---           -------       ---
          Total....................  10,273,117       100%      $64,508,000       100%         $  6.28
                                        =======       ===           =======       ===

     The computations in the above table (i) are determined before deducting the underwriting discounts and commissions and estimated expenses of the Offering payable by the Company, (ii) assume no exercise of outstanding stock options or warrants, other than the issuance of 64,244 shares of Common Stock upon the assumed exercise of outstanding warrants which would otherwise expire upon the closing of this Offering and (iii) do not give effect to stock issuance activity subsequent to March 31, 1996, which consists of 646,659 shares issued upon the exercise of stock purchase rights and 55,107 shares issued upon the exercise of options and warrants through May 15, 1996. At May 15, 1996, there were options outstanding to purchase 840,357 shares of Common Stock at an exercise price of $2.48 per share. In addition, warrants to purchase 879,183 shares of Common Stock at an exercise price of $5.82 per share may remain outstanding upon the completion of this Offering. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors. See
"Management -- Incentive Stock Plans," "Description of Capital Stock" and Notes 7 and 10 to the Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996, after giving effect to the conversion of the Preferred Stock into Common Stock upon the closing of the Offering, the restatement of the Company's Certificate of Incorporation to provide for authorized capital stock consisting of 50,000,000 shares of Common Stock and 5,000,000 shares of undesignated preferred stock, and adjusted for the receipt of the estimated net proceeds from the sale of Common Stock offered hereby and the application thereof:

                                                                             MARCH 31, 1996
                                                                        ------------------------
                                                                                         AS
                                                                         ACTUAL      ADJUSTED(1)
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Long-term debt(2).....................................................  $ 15,035      $      --
Stockholders' equity:
  Preferred Stock: $.001 par value, 5,000,000 shares authorized; none
     outstanding......................................................        --             --
  Common Stock: $.001 par value, 50,000,000 shares authorized;
     8,008,890 shares issued and outstanding and; 10,273,117 shares
     issued and outstanding, as adjusted-amount paid in(3)(4)(5)......    31,016         61,028
Accumulated deficit(6)................................................   (29,398)       (29,398)
Cumulative foreign currency translation adjustment....................      (143)          (143)
                                                                        --------       --------
  Total stockholders' equity(4)(5)....................................     1,475         31,487
                                                                        --------       --------
          Total capitalization........................................  $ 16,510      $  31,487
                                                                        ========       ========

- ---------------

(1) As adjusted shares outstanding includes the issuance of 64,244 shares of Common Stock upon the assumed exercise of outstanding warrants which would otherwise expire upon the closing of this Offering. As adjusted shares outstanding excludes 840,357 shares issuable upon exercise of stock options outstanding under the Company's 1988 Incentive Stock Option Plan as of May 15, 1996 and warrants to purchase 879,183 shares of Common Stock which may remain outstanding upon completion of this Offering. As adjusted shares outstanding does not give effect to stock issuance activity after March 31, 1996, which consists of 646,659 shares issued upon exercise of stock purchase rights and 55,107 shares issued upon the exercise of options and warrants through May 15, 1996. See "Management -- Incentive Stock Plans," "Description of Capital Stock" and Notes 7 and 10 to the Consolidated Financial Statements.

(2) As of March 31, 1996, the Company had outstanding borrowings of $1.0 million under the bank credit agreement. Subsequent to March 31, 1996, the Company borrowed an additional $1.0 million, all of which was converted into a $2.0 million term loan which will be repaid with the proceeds of this Offering.

(3) Assumes net proceeds of $30.0 million from this Offering based on an assumed initial public offering price of $15.00 per share.

(4) See Notes 6 and 7 to the Consolidated Financial Statements.

(5) Actual amounts reflect the assumed conversion of the Preferred Stock but not the exercise of warrants which would otherwise expire upon the closing of this Offering.

(6) Gives effect to cancellation of accrued Preferred Stock dividends upon the assumed conversion of the Preferred Stock into Common Stock.

    SELECTED CONSOLIDATED ACTUAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     The selected consolidated statement of operations data set forth below for the years ended December 31, 1995, 1994 and 1993, except for the components of net sales, are derived from the Company's audited Consolidated Financial Statements included elsewhere in this Prospectus. The selected consolidated statement of operations data set forth below for the years ended December 31, 1992 and 1991, except for the components of net sales, are derived from audited financial statements of the Company not included in this Prospectus. The selected actual consolidated statement of operations data for the three months ended March 31, 1996 and 1995, the components of net sales for all periods presented, and the balance sheet data at March 31, 1996 are derived from unaudited financial statements of the Company, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The selected pro forma statement of operations data are derived from the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus. The unaudited interim information and pro forma information for the periods presented is not necessarily indicative of the results which may be realized in the future. The selected actual and pro forma consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                    ACTUAL                                              PRO FORMA(1)
                     --------------------------------------------------------------------   -------------------------------------
                                                                          THREE MONTHS                             THREE MONTHS
                                                                             ENDED              YEAR ENDED
                                 YEAR ENDED DECEMBER 31,                   MARCH 31,           DECEMBER 31,      ENDED MARCH 31,
   STATEMENT OF      -----------------------------------------------   ------------------   ------------------   ----------------
     OPERATIONS:      1991      1992      1993      1994      1995      1995       1996       1994      1995      1995      1996
                     -------   -------   -------   -------   -------   -------   --------   --------   -------   -------   ------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales:
  Instruments......  $    50   $   717   $ 1,162   $ 2,588   $ 4,644   $ 1,007   $  1,594   $  5,798   $ 8,396   $ 2,040   $1,733
  Reagents and
    other..........       28       452     1,519     3,339     5,969     1,195      2,552      6,647    11,079     2,378    3,495
                     -------   -------   -------   --------  -------   -------    -------     ------    ------
    Total net
      sales........       78     1,169     2,681     5,927    10,613     2,202      4,146     12,445    19,475     4,418    5,228
Cost of goods
  sold.............       49       832     1,722     2,531     4,282       936      1,435      5,883     9,096     2,134    1,927
                     -------   -------   -------   --------  -------   -------    -------     ------    ------
Gross profit.......       29       337       959     3,396     6,331     1,266      2,711      6,562    10,379     2,284    3,301
Operating expenses:
  Research and
    development....    1,352     1,194     2,100     1,926     2,239       556        613      2,687     4,407       721      771
  Selling, general
    and
  administrative...      892     2,465     4,067     6,899     7,435     1,594      2,279      9,942    10,968     2,367    2,704
                     -------   -------   -------   --------  -------   -------    -------     ------    ------
Loss from
  operations before
  nonrecurring
  expenses and
  amortization of
  intangibles......   (2,215)   (3,322)   (5,208)   (5,429)   (3,343)     (884)      (181)    (6,067)   (4,996)     (804)    (174)
Nonrecurring
  expenses.........       --        --        --        --        --        --     (7,083)    (8,373)       --        --       --
Amortization of
  intangibles......       --        --        --        --        --        --         --     (1,344)   (1,344)     (336)    (336)
                     -------   -------   -------   --------  -------   -------    -------     ------    ------
Loss from
  operations.......   (2,215)   (3,322)   (5,208)   (5,429)   (3,343)     (884)    (7,264)   (15,784)   (6,340)   (1,140)    (510)
Interest income
  (expense)........       23        48       229        59        74        50         (5)        59        74        50       (5)
                     -------   -------   -------   --------  -------   -------    -------     ------    ------
Net loss...........  $(2,192)  $(3,274)  $(4,979)  $(5,370)  $(3,269)  $  (834)  $ (7,269)  $(15,725)  $(6,266)  $(1,090)  $ (515)
                     =======   =======   =======   ========  =======   =======    =======     ======    ======
Per share data(2):
  Net loss per
    share, as
    adjusted.......                                          $ (0.39)  $ (0.10)  $  (0.85)             $ (0.66)  $ (0.12)  $(0.05)
                                                             =======   =======    =======               ======
  Shares used in
    computing net
    loss per share,
    as adjusted....                                            8,354     8,220      8,585                9,466     9,331    9,696
                                                             =======   =======    =======               ======

                                                                                                           MARCH 31, 1996
                                                                                                     ---------------------------
                                                                                                      ACTUAL      AS ADJUSTED(3)
                                                                                                     --------     --------------
                                                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................................................................    $ 3,436         $ 18,413
Long-term debt...................................................................................     15,035               --
Working capital..................................................................................      1,195           16,172
Total assets.....................................................................................     24,752           39,729
Accumulated deficit(4)(5)........................................................................    (29,398 )        (29,398)
Total stockholders' equity(5)....................................................................      1,475           31,487

- ---------------
(1) Adjusted to reflect the acquisition of BioTek as of January 1, 1994. BioTek was acquired February 26, 1996.

(2) See Note 1 to Consolidated Financial Statements and Note 8 to the Unaudited Pro Forma Condensed Consolidated Financial Statements for information concerning the computation of net loss per share.

(3) Adjusted to give effect to the receipt of the net proceeds from the sale of the Shares of Common Stock offered by the Company hereby and the application thereof at an assumed initial public offering price of $15.00 per share. See "Use of Proceeds" and "Capitalization."

(4) Gives effect to cancellation of accrued Preferred Stock dividends upon the assumed conversion of the Preferred Stock into Common Stock.

(5) Actual amounts reflect the assumed conversion of the Preferred Stock but not the exercise of warrants which would otherwise expire upon the closing of this Offering.

SELECTED OPERATING DATA:

     The following table sets forth the Company's annual pro forma instrument placements and instrument installed base for the periods indicated as if the acquisition of BioTek had taken place on January 1, 1992:

                                                                                        THREE MONTHS
                                                                                         ENDED MARCH
                                                        YEAR ENDED DECEMBER 31,              31
                                                    -------------------------------     -------------
                                                    1992     1993     1994     1995     1995     1996
                                                    ----     ----     ----     ----     ----     ----
INSTRUMENT PLACEMENTS (UNITS):
Patient priority..................................   17       56       74      113       28       33
Batch processing..................................    4       37      106      128       35       12
                                                     --
                                                             ---      ---      ---      ---      ---
     Total current placements.....................   21       93      180      241       63       45
                                                     ==      ===      ===      ===      ===      ===
RAPs in current placements........................    6       19       19       22        8        6
                                                     ==      ===      ===      ===      ===      ===
INSTRUMENT INSTALLED BASE (UNITS):
Patient priority..................................   18       74      148      261      176      294
Batch processing..................................    4       41      147      275      182      287
                                                     --
                                                             ---      ---      ---      ---      ---
     Total instrument installed base..............   22      115      295      536      358      581
                                                     ==      ===      ===      ===      ===      ===
RAPs in installed base............................    6       25       44       66       52       72
                                                     ==      ===      ===      ===      ===      ===

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and historical and pro forma results of operations of the Company should be read in conjunction with the Financial Statements and related Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated by the forward-looking statements as a result of certain factors, including those set forth in Risk Factors and elsewhere in this Prospectus.

OVERVIEW

     Ventana develops, manufactures and markets proprietary instrument/reagent systems that automate IHC and ISH tests for the analysis of cells and tissues on microscope slides. Each Ventana proprietary system placed provides a recurring revenue stream as customers consume reagents and supplies sold by the Company with each test conducted. Reagents consist of two components: a primary antibody and a detection chemistry which is used to visualize the primary antibody. Therefore, the principal economic drivers for the Company are the number, type and method of sale of instruments placed and the amount of reagents and consumables used by the customer. The Company's strategy is to maximize the number of instruments placed with customers and thereby increase its ongoing, higher margin reagent revenue stream. The Company expects that reagents will comprise a greater proportion of total revenues in the future as its installed base of instruments increases, as new instrument placements represent a smaller percentage of the Company's existing installed base of instruments and as RAP placements increase as a percentage of total instrument placements.

     In February 1996, Ventana acquired BioTek for aggregate consideration of $18.8 million, consisting of cash, promissory notes and the assumption of liabilities. BioTek, founded in 1990, markets and sells automated diagnostic systems that perform reliable, high volume batch processing of a single IHC test on multiple patient biopsies. Ventana acquired BioTek for several strategic reasons including its installed instrument base and complementary product line. Historically, BioTek generated lower gross margins than Ventana due to its employment of a different business strategy which primarily involved the use of third parties for key activities. BioTek's instruments were produced by third-party manufacturers which prevented BioTek from capturing manufacturing margin. BioTek's instruments have an open configuration, enabling the customer to use reagents purchased from BioTek or others which impacted both the price and volume of reagents purchased by customers from BioTek. In contrast, Ventana's instruments have a closed configuration requiring the customer to use Ventana's prepackaged detection chemistries. BioTek also realized lower gross margins on reagents than Ventana due to its utilization of intermediate materials in the manufacturing process which resulted in the capture of fewer value-added steps. BioTek used CMS and DAKO as third-party distributors in the United States and international markets, respectively, and supported its United States sales efforts with field sales and technical support personnel. As a result, BioTek experienced both lower gross margins than if it had sold its products directly and a higher level of selling expense than typically incurred in conjunction with third-party distribution arrangements.

     Ventana's goal is to integrate the operations of BioTek into the Ventana business model, in which manufacturing, sales and marketing activities are performed by Company employees. In May 1996, the Company completed the integration of the BioTek and Ventana direct field sales and technical personnel. The Company does not intend to renew the United States distribution agreement with CMS which expires in April 1998. The Company is engaged in discussions with DAKO regarding various aspects of the distribution arrangement. The international distribution agreement with DAKO expires in December 1999. The Company expects to complete the consolidation of BioTek's reagent manufacturing into Ventana's Tucson facilities in September 1996. Following this consolidation, the Company intends to convert BioTek's reagent manufacturing to the process used by Ventana in which basic raw materials are used and important value-added steps are performed internally. The Company believes that in the near term it will be more cost effective to continue sourcing batch processing instruments from third-party manufacturers. The Company expects to complete a contract manufacturing agreement with Kollsman for the TechMate 500 instrument and has entered into an agreement with LJL for production of the Company's next generation batch processing instrument, the TechMate 250.

     From its inception in 1985 through its first commercial sale in late 1991, Ventana's activities consisted primarily of research and development of its instrument and reagent systems. During this period, Ventana incurred aggregate net losses of $5.2 million. During the period from January 1, 1992 through March 31, 1996, the Company incurred additional net losses of $24.2 million including $7.1 million related to the expensing of in-process research and development and restructuring costs associated with the acquisition of BioTek for cumulative losses of $29.4 million as of March 31, 1996. Similarly, BioTek incurred over $17.7 million in losses from operations from its inception in October 1990 until its acquisition by the Company in February 1996. The Company expects that it will continue to incur losses through at least the first half of 1997 as a result of expenses associated with the integration of BioTek's operations and expenses associated with the expansion of manufacturing, sales and marketing activities. There can be no assurance that the Company will achieve profitability or that profitability, if achieved, will be sustained on an annual or quarterly basis, or at all.

     The Company provides a number of alternatives for instrument placements including direct sales, non-recourse lease and rental programs and RAPs. Under a RAP, the customer obtains the use of an instrument with no capital investment in exchange for the customer's commitment to purchase reagents from the Company at a higher price per unit than if the customer had purchased the instrument. The terms of RAP arrangements vary from customer to customer; however, the Company's current RAPs are generally for a one-year term, are renewed automatically unless the customer gives notice of nonrenewal and are cancellable during an initial 180-day trial period. To date, no instruments placed through RAPs have been returned by the user and some RAP customers have purchased the instruments. For instruments placed through RAPs, the Company incurs the cost of manufacturing or procuring instruments and recognizes revenues only as customers purchase reagents rather than at the time of instrument placement. The manufacturing cost of instruments placed through RAPs is charged to cost of goods sold by depreciating standard costs over a period of three or four years. As a result, gross profit for instruments placed through RAPs is recognized over a three or four year period rather than at the time of placement, as is the case in direct sales. Revenue associated with instruments placed through RAPs is based on a volume pricing matrix which is designed to enable the Company to recover the sales value of the instrument through an increased price on the reagents purchased by the user. The Company typically recovers the cash costs associated with the placement of instruments through RAPs in less than two years. Due to the working capital requirements associated with RAPs, the Company has historically sought to limit the amount of instruments placed through RAPs to approximately 30% of instrument placements. However, the Company anticipates that the percentage of instruments placed through RAPs will increase with the introduction of the NexES and TechMate 250 and as the Company obtains the additional working capital required to support additional RAP placements, which may in the future result in a decrease in instrument sales both in absolute dollars and as a percentage of total revenues. As of March 31, 1996, the Company had placed 72 instruments through RAPs.

     The Company's future results of operations may fluctuate significantly from period to period due to a variety of factors. The initial placement of an instrument is subject to a longer, less consistent sales cycle than the sale of reagents which begin and are recurring once an instrument is placed. The Company's operating results in the future are likely to fluctuate substantially from period to period because instrument sales are likely to remain an important part of revenues in the near future. Results of operations for the remainder of 1996 are also expected to be affected by costs associated with the integration of BioTek's operations. These include costs associated with centralizing reagent manufacturing, expanding reagent product offerings for batch processing instruments and eliminating operational redundancies. Other factors that may result in fluctuations in operating results include introduction of new products and new technologies by the Company and its competitors, market acceptance of the Company's current or new products, developments with respect to regulatory matters, availability and cost of raw materials purchased from suppliers, competitive pricing pressures, increased sales and marketing expenses associated with the implementation of the Company's market expansion strategies, and increased research and development expenditures. In addition, a significant portion of the Company's expense levels are based on its expectation of a higher level of revenues in the future and are relatively fixed in nature. Therefore, if revenue levels are below expectations, operating results in a given period are likely to be adversely affected.

     Total revenues grew from $2.7 million in 1993 to $10.6 million in 1995, a compound annual growth rate of 98%. Instrument sales grew from $1.2 million in 1993 to $4.6 million in 1995, a compound annual growth rate of 96%. Reagent sales grew from $1.5 million in 1993 to $6.0 million in 1995, a compound annual growth rate of 100%. The growth in revenues is primarily attributable to the growth in (i) instrument placements and (ii) the instrument installed base and the associated corresponding increase in the aggregate recurring reagent revenue stream. The Company's installed base of instruments increased from 74 in 1993 to 261 in 1995. Instrument placements have increased in every year, from 56 in 1993 to 113 in 1995. The Company's installed base of instruments was significantly enhanced by the BioTek acquisition in the first quarter of 1996.

     Gross margin increased from 36% in 1993 to 60% in 1995 as both instrument and reagent gross margins increased. Gross margin increased primarily due to a higher level of revenues available to cover fixed costs and economies of scale and efficiencies in purchasing and manufacturing activities. Research and development and selling, general and administrative expenses in the period were maintained at levels that anticipated a higher level of revenues in the future, which resulted in operating losses in each year between 1993 and 1995.

RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1996 AND 1995

     Ventana acquired BioTek on February 26, 1996. Consequently, approximately one month of BioTek operations are included in the results of operations for the three months ended March 31, 1996.

     Net Sales

     Presented below is a summary of revenue, instrument placements and instrument installed base for the three months ended March 31, 1996 and 1995.

                                                           THREE MONTHS ENDED MARCH 31,
                                                  -----------------------------------------------
                                                          1995
                                                  ---------------------
                                                    $
                                                  ------                            1996
    REVENUE SUMMARY:                                                        ---------------------
                                                             % OF SALES       $        % OF SALES
                                                             ----------     ------     ----------
                                                              (DOLLARS IN THOUSANDS)
      Instruments...............................  $1,007         46%        $1,594         38%
      Reagents and other........................   1,195         54%         2,552         62%
                                                  ------        ----        ------        ----
              Total revenue.....................  $2,202        100%        $4,146        100%
                                                  ======        ====        ======        ====

                                                                            THREE MONTHS
    INSTRUMENT PLACEMENTS (UNITS):                                         ENDED MARCH 31,
                                                                           ---------------
    Patient priority:                                                      1995
                                                                           ----       1996
                                                                                      ----
      IHC/ES.............................................................   23         30
      ISH/gen II.........................................................    5          3
                                                                                      -- -
                                                                           ---
              Total patient priority.....................................   28         33
    Batch processing.....................................................   --          7
                                                                                      -- -
                                                                           ---
              Total current placements...................................   28         40
                                                                           ===        ===
    RAPs in current placements...........................................    8          6

                                                                             MARCH 31,
                                                                         ------------------
                    INSTRUMENT INSTALLED BASE (UNITS):                   1995        1996
                                                                         ----       -------
    Patient priority:
      IHC/ES...........................................................  174          276
      ISH/gen II.......................................................    2           18
                                                                         ---          ---
              Total patient priority...................................  176          294
    Batch processing...................................................   --          287
                                                                         ---          ---
              Total instrument installed base..........................  176          581
                                                                         ===          ===
    RAPs in installed base.............................................   52           72

     Net sales for the three months ended March 31, 1996 increased 88% to $4.1 million from $2.2 million in the three months ended March 31, 1995. The increase in net sales was attributable to a 58% increase in instrument sales and a 114% increase in reagent sales. Instrument sales increased due to increased instrument placements and higher selling prices associated with gen II placements. Reagent sales increased due to sales of reagents to new customers, as well as to increases in reagent sales to existing customers. United States patient priority reagent consumption by customers with instruments in place before October 1, 1994 increased an average of 19% from the first quarter of 1995 to the first quarter of 1996.

     Gross Margin

     Gross profit for the three months ended March 31, 1996 increased to $2.7 million from $1.3 million in the three months ended March 31, 1995. Gross margin for the three months ended March 31, 1996 increased to 65% from 58% in the three months ended March 31, 1995. Overall gross margins increased primarily due to a shift in revenue mix toward higher margin reagent products. Gross margins on instrument sales increased due to increased sales of gen II instruments, improvements in manufacturing efficiencies and increased absorption of manufacturing overhead. Gross margins on reagent sales increased due to economies of scale associated with increased volumes and improvements in manufacturing efficiencies.

     Research and Development

     Research and development expense was approximately equal in the three months ended March 31, 1996 and 1995, but declined to 15% of net sales in the period ended March 31, 1996 from 25% of net sales in the period ended March 31, 1995. Research and development expense for the three months ended March 31, 1996 related primarily to the development of new reagents and instruments, including the NexES. Research and development expense for the period ended March 31, 1995 related primarily to gen II instrument development and reagent development.

     Selling, General and Administrative ("SG&A")

     Presented below is a summary of SG&A expense for the three months ended March 31, 1996 and 1995.

                                                           THREE MONTHS ENDED MARCH 31,
                                                  -----------------------------------------------
                                                          1995                      1996
                                                  ---------------------     ---------------------
                                                    $        % OF SALES       $        % OF SALES
                                                  ------     ----------     ------     ----------
                                                              (DOLLARS IN THOUSANDS)
    Sales and marketing.........................  $1,212         55%        $1,701         41%
    Administration..............................     382         17%           578         14%
                                                  ------     ----------     ------     ----------
              Total SG&A........................  $1,594         72%        $2,279         55%
                                                  ======     ========       ======     ========

     SG&A expense in the three months ended March 31, 1996 increased to $2.3 million from $1.6 million in the three months ended March 31, 1995, but declined to 55% of net sales in the period ended March 31, 1996 from 72% of net sales in the period ended March 31, 1995. The fluctuation in SG&A expense from period to period reflects the growth of Ventana's internal sales and marketing organization to facilitate its market expansion strategy and a corresponding increase in infrastructure expenses to support a larger business base. The growth in sales and marketing expense is the result of the Company's decision to service the market through its own sales and marketing staff and expenses needed to support sales growth. Increases in administrative expense are associated with the Company's regulatory strategy and costs associated with supporting an expanding business base.

     In-Process Research and Development Expense

     In accordance with Statement of Financial Accounting Standards No. 2 "Accounting for Research and Development Costs" ("FAS 2"), the Company charged to expense at the date of the acquisition of BioTek, $5.0 million relating to the portion of the purchase price allocated to those in-process research and development projects where technological feasibility had not yet been established and for which there are no alternative future uses.

  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

     Net Sales

     Presented below is a summary of revenue, instrument placements and instrument installed base for the three years ended December 31, 1995, 1994 and 1993.

                                                          YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------------
                                             1993                  1994                   1995
                                      -------------------   -------------------   --------------------
                                        $      % OF SALES     $      % OF SALES      $      % OF SALES
                                      ------   ----------   ------   ----------   -------   ----------
                                                           (DOLLARS IN THOUSANDS)
    REVENUE SUMMARY:
    Instruments.....................  $1,162       43%      $2,588       44%      $ 4,644       44%
    Reagents and other..............   1,519       57%       3,339       56%        5,969       56%
                                      ------      ----      ------      ----         ----
              Total revenue.........  $2,681      100%      $5,927      100%      $10,613      100%
                                      ======      ====      ======      ====         ====

                                                                           YEAR ENDED DECEMBER
                                                                                   31,
                                                                          ----------------------
                     INSTRUMENT PLACEMENTS (UNITS):                       1993     1994     1995
                                                                          ----     ----     ----
Patient priority:
  IHC/ES................................................................   56       74       98
  ISH/gen II............................................................   --       --       15
                                                                           --
                                                                                   ---      ---
          Total current placements......................................   56       74      113
                                                                           ==      ===      ===
RAPs in current placements..............................................   19       19       22
                                                                           ==      ===      ===

                                                                               DECEMBER 31,
                                                                          ----------------------
                   INSTRUMENT INSTALLED BASE (UNITS):                     1993     1994     1995
                                                                          ----     ----     ----
Patient priority:
  IHC/ES................................................................   74      148      246
  ISH/gen II............................................................   --       --       15
                                                                           --
                                                                                   ---      ---
          Total instrument installed base...............................   74      148      261
                                                                           ==      ===      ===
RAPs in installed base..................................................   25       44       66
                                                                           ==      ===      ===

     Net sales for the year ended December 31, 1995 increased by 79% to $10.6 million from $5.9 million for the year ended December 31, 1994. Net sales for the year ended December 31, 1994 increased by 121% to $5.9 million from $2.7 million for the year ended December 31, 1993. The increases in net sales were attributable to increases in instrument sales as well as increases in reagent sales. Instrument sales increased over the prior year by 79% in 1995 and 123% in 1994, respectively. Reagent sales increased over the prior year by 79% in 1995 and 120% in 1994, respectively. Instrument sales increased during these periods primarily due to increased placements. Instrument sales in 1995 were positively impacted by the higher selling prices associated with gen II instrument placements. Instrument sales in 1995 and 1994 were impacted by the placement of a significant number of instruments through RAPs, which resulted in lower instrument revenues than if the placements had been made on a direct sale basis. Reagent sales grew primarily because of the growth in the installed base of instruments, as well as increased sales to existing customers. Despite the growth in the Company's installed base of instruments from 1993 to 1995, reagent sales as a percentage of net sales did not increase significantly. This was due primarily to (i) the high percentage of new instrument placements in each year relative to the existing installed base of instruments, (ii) the recognition of revenues on direct instrument sales at the time of sale and (iii) the receipt of reagent revenue for only that portion of the year during which an instrument was in place.

     Gross Margin

     Gross profit for the year ended December 31, 1995 increased to $6.3 million from $3.4 million in the year ended December 31, 1994 and $1.0 million in the year ended December 31, 1993. Gross margin increased to 60% in 1995 from 57% in 1994 and 36% in 1993. The improvement in gross margin resulted primarily from a higher volume of revenues available to cover the Company's fixed costs, economies of scale and efficiencies in manufacturing operations. Gross margins on instruments increased in 1994 as compared to 1993 primarily due to reductions in instrument manufacturing costs. Instrument gross margins in 1995 were approximately equivalent to 1994. Reagent gross margins decreased in 1994 as compared to 1993 due primarily to primary antibody promotional programs initiated during 1994 and partially offset by improvements in manufacturing efficiencies during 1994. Reagent gross margins in 1995 increased compared to 1994 and exceeded the margins achieved in 1993 because the Company (i) discontinued its primary antibody promotional programs, (ii) realized lower material prices from higher purchasing volumes and (iii) achieved improvements in manufacturing efficiencies.

     Research and Development

     Research and development expense in the year ended December 31, 1995 increased to $2.2 million from $1.9 million in the year ended December 31, 1994 and $2.1 million in the year ended December 31, 1993. Research and development expense primarily reflects gen II and NexES development and development of additional primary antibodies.

     Selling, General and Administrative

     Presented below is a summary of the various components of SG&A expense and their respective percentages of net sales during the years ended December 31, 1995, 1994 and 1993.

                                                           YEAR ENDED DECEMBER 31,
                                   -----------------------------------------------------------------------
                                           1993                    1994                      1995
                                   ---------------------   ---------------------     ---------------------
                                     $        % OF SALES     $        % OF SALES       $        % OF SALES
                                   ------     ----------   ------     ----------     ------     ----------
                                                           (DOLLARS IN THOUSANDS)
Sales and marketing..............  $2,748        103%      $4,843         81%        $5,674         53%
Administration...................   1,319         49%       2,056         35%         1,761         17%
                                   ------     ----------   ------     ----------     ------       -----
          Total SG&A.............  $4,067        152%      $6,899        116%        $7,435         70%
                                   ======     ========     ======     ========       ======     ========

     SG&A expense in the year ended December 31, 1995 increased to $7.4 million from $6.9 million in the year ended December 31, 1994 and $4.1 million in the year ended December 31, 1993. The fluctuation in SG&A expense from period to period reflects the growth of Ventana's internal sales and marketing organization to facilitate its market expansion strategy and a corresponding increase in infrastructure expenses to support a larger business base. The growth in sales and marketing expense is the result of the decision by the Company to service the market through its own sales and marketing staff and costs needed to support sales growth during these periods. The increase in administrative expense is associated with the Company's regulatory strategy and costs associated with supporting an expanding business base.

INCOME TAXES

     Ventana and BioTek have neither provided for nor paid any federal income taxes since their respective inceptions because neither company generated taxable income in any fiscal year. At December 31, 1995, Ventana had net operating loss carryforwards for federal and state purposes of approximately $12.0 million. These federal and state carryforwards will begin to expire in 2000 and 1996 respectively, if not previously utilized. The Company also has research and development tax credit carryforwards of approximately $0.7 million which will begin to expire in 2005, if not previously utilized. Utilization of Ventana's net operating loss carryforwards will be subject to limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended (the "Code") as a result of the Company's prior issuances of equity securities. These carryforwards, therefore, may expire prior to being fully utilized. Future financings may cause additional changes in ownership and further limitations on the use of federal net operating loss carryforwards. Due to the losses incurred by Ventana since inception, deferred tax assets of approximately $8.6 million at December 31, 1995, related to these carryforwards, credits and temporary differences, have been fully reserved in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109").

     At December 31, 1995, BioTek had net operating loss carryforwards for federal and state purposes of approximately $10.8 million. These federal and state carryforwards will begin to expire in 2008, if not previously utilized. Utilization of BioTek's net operating loss carryforwards will be subject to limitations due to the change in ownership provisions of the Code as a result of the acquisition by Ventana. Therefore, these carryforwards may expire prior to being fully utilized. Due to the losses incurred by BioTek since inception, deferred tax assets of $5.7 million at December 31, 1995, related to these carryforwards, have been reserved in accordance with FAS 109.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), was issued. FAS 123 is effective for the Company's 1996 financial statements. The Company intends to continue to account for employee stock options in accordance with APB Opinion No. 25 and will include the pro forma disclosures required by FAS 123 beginning in 1996.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

     The Company acquired BioTek for $18.8 million on February 26, 1996. The pro forma results of operations reflect the Company's operations as if it had acquired BioTek on January 1, 1994 and are adjusted to reflect the sale of 2,200,000 shares of Common Stock by the Company in this Offering and the application of the net proceeds therefrom. The acquisition has been accounted for as a purchase. The composition of the consideration paid for BioTek and the preliminary allocation of the purchase price is presented below:

                                                                             (IN THOUSANDS)
    The purchase price for BioTek consisted of:
      Cash consideration...................................................     $  2,500
      Stock issued to BioTek noteholders...................................        3,007
      Exchange Notes issued................................................        8,978
      Note payable -- escrow for contingencies.............................          234
      Net historical liabilities assumed...................................        4,044
                                                                                   -----
              Total purchase price.........................................     $ 18,763
                                                                                   =====
    The purchase price was allocated as follows:
      Tangible net assets..................................................     $  2,288
      In-process research & development....................................        5,000
      Goodwill.............................................................        1,875
      Developed technology.................................................        2,000
      Customer base........................................................        4,200
      Covenant not to compete..............................................        1,800
      Assembled work force.................................................          500
      Trademark and trade names............................................        1,100
                                                                                   -----
              Total purchase price.........................................     $ 18,763
                                                                                   =====

     In accordance with FAS 2, the Company charged to expense at the date of the acquisition $5.0 million relating to the portion of the purchase price allocated to those in-process research and development projects where technological feasibility had not yet been established and where there are no alternative future uses.

     Upon closing of the acquisition, BioTek's revenue recognition policy was changed to adopt the Company's policy to record sales only upon the ultimate sale of products by CMS to end-users. The pro forma sales and related costs of goods sold, are adjusted as if BioTek had followed this policy beginning January 1, 1994. The combined effect of the pro forma change in accounting policy is an increase in net sales in both 1994 and 1995. This is primarily due to (i) shipments of instruments and reagents to CMS in 1993 and 1994 which were subsequently placed with end-users in 1994 and 1995 and (ii) sales being recorded at prices paid by the end-user as opposed to the net price paid by CMS. Accordingly, cost of goods sold has been adjusted to reflect the differences in the timing of sales and the mix of products sold, and selling expense has been increased to reflect the distribution commission paid to CMS. The commission is equal to the product of (i) the number of units shipped to end users and (ii) the difference between the price paid by the end-user to CMS and the net price paid by CMS.

     The pro forma financial results reflect cost savings associated with (i) consolidation of facilities (allocated to cost of goods sold (50%), research and development expense (10%), and selling, general, and administrative expense (40%)) and (ii) elimination of certain redundant selling and administrative positions. The pro forma financial results also reflect nonrecurring items including $5.0 million of acquired in-process research and development which was charged to expense (as discussed above) and $2.1 million of costs associated with the acquisition and integration of BioTek. These charges were incurred in the first quarter of 1996 and are reflected in the pro forma financial statements as if such charges had been incurred in the year ended December 31, 1994.

     Comparisons of pro forma results for the first quarter of 1996 to the first quarter of 1995 are not meaningful because Ventana's results of operations for the first quarter of 1996 include approximately one month of BioTek operations.

PRO FORMA RESULTS OF OPERATIONS

     YEARS ENDED DECEMBER 31, 1995 AND 1994 AND THREE MONTHS ENDED MARCH 31, 1996 AND 1995

     Net Sales

     Presented below is a summary of pro forma consolidated revenue, instrument placements and instrument installed base for the years ended December 31, 1995 and 1994 and the three months ended March 31, 1996 and 1995.

                                             YEAR ENDED DECEMBER 31,           THREE MONTHS ENDED MARCH 31,
                                        ---------------------------------     -------------------------------
                                             1994               1995              1995              1996
                                        --------------     --------------     -------------     -------------
                                           $       %          $       %         $       %         $       %
                                        -------   ----     -------   ----     ------   ----     ------   ----
                                        (DOLLARS IN THOUSANDS)
REVENUE SUMMARY:
Instruments...........................  $ 5,798    47%     $ 8,396    43%     $2,040    46%     $1,733    33%
Reagents and other....................    6,647    53%      11,079    57%      2,378    54%      3,495    67%
                                        -------   ----     -------   ----     ------   ----     ------   ----
  Total revenue.......................  $12,445   100%     $19,475   100%     $4,418   100%     $5,228   100%
                                        =======   ====     =======   ====     ======   ====     ======   ====

                                                                                     THREE MONTHS
                                                                    YEAR ENDED        ENDED MARCH
                                                                   DECEMBER 31,           31,
                                                                   -------------     -------------
                 INSTRUMENT PLACEMENTS (UNITS):                    1994     1995     1995     1996
                                                                   ----     ----     ----     ----
Patient priority:
  IHC/ES.........................................................   74       98       23       30
  ISH/gen II.....................................................   --       15        5        3
                                                                   ---      ---      ---      ---
     Total patient priority......................................   74      113       28       33
Batch processing.................................................  106      128       35       12
                                                                   ---      ---      ---      ---
     Total current placements....................................  180      241       63       45
                                                                   ===      ===      ===      ===
RAPs in current placements.......................................   19       22        8        6

                                                                   DECEMBER 31,        MARCH 31,
                                                                   -------------     -------------
                                                                   1994     1995     1995     1996
                                                                   ----     ----     ----     ----
INSTRUMENT INSTALLED BASE (UNITS):
Patient priority:
  IHC/ES.........................................................  148      246      174      276
  ISH/gen II.....................................................   --       15        2       18
                                                                   ---      ---      ---      ---
     Total patient priority......................................  148      261      176      294
Batch processing.................................................  147      275      182      287
                                                                   ---      ---      ---      ---
     Total instrument installed base.............................  295      536      358      581
                                                                   ===      ===      ===      ===
RAPs in installed base...........................................   44       66       52       72

     Total consolidated pro forma net sales increased 57% in 1995 as compared to 1994 and 18% during the first quarter of 1996 as compared to the first quarter of 1995. The increase in net sales resulted from increased instrument placements and reagent sales by both companies.

     Consolidated pro forma instrument sales increased 45% during 1995 as compared to 1994 and declined 15% during the first quarter of 1996 compared to the first quarter of 1995. Despite increased international unit sales by BioTek, the increase in pro forma instrument sales in 1995 was less than that experienced by Ventana due to lower average selling prices on European units and a decrease in United States instrument placements by BioTek. Pro forma instrument placements and sales during the fourth quarter of 1995 and first quarter of 1996 were adversely affected by BioTek's inability to procure instruments due to insufficient working capital.

     BioTek instruments sold internationally by DAKO, which compose approximately 40% of BioTek's installed base of instruments, generate recurring royalty income from DAKO in exchange for DAKO's right to supply such customers with reagents. Pro forma reagent sales increased 67% during 1995 as compared to the 79% reagent sales growth experienced by Ventana during the same time period. Pro forma reagent sales growth in 1995 was less than Ventana's because BioTek's installed base of instruments shifted towards

European placements and such placements generated a fixed royalty income stream which is less per instrument than the recurring reagent revenue stream associated with United States placements.

     Gross Margin

     Pro forma gross profit in the quarter ended March 31, 1996 increased to $3.3 million from $2.3 million in the quarter ended March 31, 1995 and increased to $10.4 million in the year ended December 31, 1995 from $6.6 million in the year ended December 31, 1994. Pro forma gross margin increased to 63% in the quarter ended March 31, 1996 from 52% in the quarter ended March 31, 1995. Pro forma gross margin was 53% in each of the years ended December 31, 1995 and 1994. Pro forma gross margins are lower than Ventana's stand-alone gross margins because BioTek's margins are adversely affected by BioTek's (i) use of contract manufacturers and third-party distributors, (ii) lower value-added reagent manufacturing strategy and (iii) lower reagent volumes and pricing due to the open configuration of BioTek's instruments.

     Research and Development

     Pro forma research and development expense was approximately equal in the quarters ended March 31, 1996 and 1995. Pro forma research and development expense in the year ended December 31, 1995 increased to $4.4 million from $2.7 million in the year ended December 31, 1994. Pro forma research and development expense reflects increased expenditures by Ventana to support the development of new instruments and reagents including the gen II, the NexES and primary antibodies. These expenditures also reflect BioTek's development of the TechMate 250 instrument and an ISH oven. During 1995 and the first quarter of 1996, BioTek reduced its research and development expenditures primarily due to working capital constraints.

     Selling, General and Administrative

     Pro forma SG&A expense increased to $2.7 million in the quarter ended March 31, 1996 from $2.4 million in the quarter ended March 31, 1995 and increased to $11.0 million in the year ended December 31, 1995 from $9.9 million in the year ended December 31, 1994. Pro forma SG&A expense reflects increased expenditures to expand sales and marketing capabilities in the United States and Europe and increased administrative expenditures to support higher manufacturing and sales volumes. SG&A expenditures at BioTek were limited due to BioTek's working capital constraints and its use of third-party distributors in the United States and Europe.

QUARTERLY PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS

     The following table contains summary unaudited quarterly pro forma consolidated statements of operations data for the five quarters ended March 31, 1996. Management has prepared the quarterly pro forma consolidated statements of operations data on the same basis as the Unaudited Pro Forma Condensed Consolidated Statements of Operations contained in this Prospectus. The Company's results of operations have varied and may continue to fluctuate significantly from quarter to quarter. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

                     SUMMARY UNAUDITED QUARTERLY PRO FORMA
              CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            THREE
                                                                  1995                     MONTHS
                                                  -------------------------------------     ENDED
                                                   FIRST    SECOND     THIRD    FOURTH    MARCH 31,
                                                  QUARTER   QUARTER   QUARTER   QUARTER     1996
                                                  -------   -------   -------   -------   ---------
STATEMENT OF OPERATIONS DATA:
Sales:
  Instruments...................................  $ 2,040   $ 2,148   $ 2,461   $ 1,747   $   1,733
  Reagents and other............................    2,378     2,484     2,931     3,286       3,495
                                                  -------   -------   -------   -------     -------
          Total net sales.......................    4,418     4,632     5,392     5,033       5,228
Cost of goods sold..............................    2,134     2,236     2,438     2,288       1,927
                                                  -------   -------   -------   -------     -------
Gross profit....................................    2,284     2,396     2,954     2,745       3,301
Operating expenses:
  Research and development......................      721     1,815     1,002       869         771
  Selling, general and administrative...........    2,367     3,130     2,675     2,796       2,704
                                                  -------   -------   -------   -------     -------
Loss from operations before amortization of
  intangibles...................................     (804)   (2,549)     (723)     (920)       (174)
Amortization of intangibles.....................     (336)     (336)     (336)     (336)       (336)
                                                  -------   -------   -------   -------     -------
Loss from operations............................   (1,140)   (2,885)   (1,059)   (1,256)       (510)
Interest income (expense).......................       50        37        25       (38)         (5)
                                                  -------   -------   -------   -------     -------
Net loss........................................  $(1,090)  $(2,848)  $(1,034)  $(1,294)  $    (515)
                                                  -------   -------   -------   -------     -------
Pro forma net loss per share(1).................  $ (0.12)  $ (0.30)  $ (0.11)  $ (0.14)  $   (0.05)
                                                  =======   =======   =======   =======     =======
Pro forma shares used in computing net loss
  per share(1)..................................    9,331     9,453     9,525     9,551       9,696
                                                  =======   =======   =======   =======     =======
OPERATING DATA:
Instrument placements (Units):
  Patient priority (Ventana)....................       28        23        30        32          33
  Batch processing (BioTek).....................       35        38        39        16          12
                                                  -------   -------   -------   -------     -------
          Total annual placements...............       63        61        69        48          45
                                                  =======   =======   =======   =======     =======
Instrument installed base (Units):
  Patient priority (Ventana)....................      176       199       229       261         294
  Batch processing (BioTek).....................      182       220       259       275         287
                                                  -------   -------   -------   -------     -------
          Total installed base..................      358       419       488       536         581
                                                  =======   =======   =======   =======     =======

- ---------------
(1) Pro forma shares used in computing pro forma net loss per share are adjusted to reflect the sale of 1,112,000 shares of Common Stock by the Company in this Offering to repay acquisition debt.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company's expenses have significantly exceeded its net sales, resulting in an accumulated deficit of $29.4 million at March 31, 1996. The Company has funded its operations primarily through the private placement of approximately $31.6 million of equity and debt securities. At March 31, 1996, the Company's principal source of liquidity consisted of cash and cash equivalents of $3.4 million and available borrowing capacity under the Company's bank credit facility.

     Net cash flow from operating activities during the three months ended March 31, 1996 and 1995 was approximately $(0.9) million and $(0.4) million, respectively. Net cash flow from operating activities was approximately $(2.9) million, $(5.3) million and $(5.1) million for the years ended December 31, 1995, 1994 and 1993, respectively. Net cash flow from operating activities during these periods primarily reflects the Company's operating losses.

     Net cash flow from investing activities was $(2.6) million and $(0.4) million for the three months ended March 31, 1996 and 1995, respectively. The Company expended $2.5 million in cash as part of the consideration for the purchase of BioTek in the three months ended March 31, 1996. Net cash flow from investing activities (excluding sales or purchases of short-term investments) was approximately $(1.0) million, $(0.6) million and $(1.7) million for the years ended December 31, 1995, 1994 and 1993. Net cash flow from investing activities was primarily used for capital expenditures to increase manufacturing capacity and to upgrade management information systems.

     Net cash flow from financing activities was $5.7 million and $2.4 million for the three months ended March 31, 1996 and 1995, respectively. Net cash flow from financing activities was $2.6 million, $3.0 million and $5.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. Net cash flow from financing activities was primarily the result of private placements of equity securities.

     During the quarter ended March 31, 1996, the Company raised $4.6 million through the private placement of subordinated notes which included warrants to purchase an aggregate of 879,183 shares of Common Stock of the Company at an exercise price of $5.82 per share. The proceeds of these notes were used to fund the cash portion of the BioTek acquisition consideration and to provide working capital. These notes bear interest at 7% per annum, which will be forgiven if the notes are repaid prior to December 31, 1996. The subordinated notes are required to be repaid by the Company within 30 days of the completion of this Offering.

     The Company also has a credit facility with a bank lender which consists of a term loan facility of $2.0 million and a revolving line of credit of $2.7 million. The term loan and the revolving line of credit bear interest at the lender's prime rate plus 2.0% per annum and mature in 1999. The revolving line of credit permits the Company to borrow up to a specified percentage of eligible accounts receivable. The credit facility is secured by a pledge of substantially all of the Company's assets and is subject to certain financial covenants, including certain financial ratios and dividend restrictions. At March 31, 1996, the Company had borrowed $1.0 million under the revolving credit line which was subsequently converted to a term loan. Subsequent to March 31, 1996, the Company borrowed an additional $1.0 million under the term loan facility. The Company plans to repay the entire $2.0 million balance of the term loan with the net proceeds of this Offering.

     In 1994, the Company arranged, on a non-recourse basis, for third-party lease financing for instrument purchases by customers. To date, this program has generated 12 non-recourse leases and has had a small positive net cash flow impact for the Company.

     In connection with the acquisition of BioTek, Ventana issued an aggregate of $12.2 million in exchange notes (collectively, the "Exchange Notes") to the holders of outstanding indebtedness of BioTek. The Exchange Notes bear interest at the rate of 7% per annum which will be forgiven if the Exchange Notes are repaid prior to December 31, 1996. The Exchange Notes provided each holder with the opportunity, during a 30-day period, to convert Exchange Notes into shares of Ventana Common Stock at a conversion price of $13.53 per share. Upon expiration of the conversion period, an aggregate of $3.0 million in principal amount of Exchange Notes were converted into 225,100 shares of Common Stock and an aggregate of $9.2 million of Exchange Notes remained outstanding. These Exchange Notes are due and payable 30 days after the completion of this Offering and will be repaid with the net proceeds of this Offering.

     In connection with BioTek's agreement with DAKO, DAKO made two loans secured by a pledge of substantially all of BioTek's assets. DAKO also made prepayments on future instrument sales and reagent royalties to BioTek. These loans and prepayments were used to fund TechMate 250 instrument development and working capital requirements. The aggregate balance of the secured loans and prepayments was $1.6 million and $0.9 million, respectively, at March 31, 1996. Of the secured loans, $0.3 million bear interest at 5% per annum and the remaining $1.3 million does not bear interest. The prepayments do not bear interest. The secured loans and prepayments are recorded as advances from distributor in the Company's Consolidated Financial Statements. The loans are repaid through discounts on DAKO's purchases of instruments from BioTek. Upon termination of the distribution agreement or in the event of a default by BioTek under the distribution agreement, these loans will convert to fixed term loans that will be due and payable in 12 equal quarterly installments commencing upon such event. See "Business -- Sales, Marketing and Customer Support."

     The Company believes that the anticipated net proceeds from this Offering together with its existing capital resources, and interest earned thereon, will be sufficient to satisfy its working capital requirements through at least 1997. The Company's future capital requirements will depend on many factors, including the extent to which the Company's products gain market acceptance, the mix of instruments placed through direct sales or RAPs, progress of the Company's product development programs, competing technological and market developments, expansion of the Company's sales and marketing activities, the cost of manufacturing scale-up activities, possible acquisitions of complementary businesses, products or technologies, the extent and duration of operating losses and timing of regulatory approvals. The Company may be required to raise additional capital in the future through the issuance of either equity securities or debt instruments or both. There is no assurance such capital will be available to the extent required by or on terms acceptable to the Company or at all.

                                    BUSINESS

OVERVIEW

     Ventana develops, manufactures and markets proprietary instrument/reagent systems that automate IHC and ISH tests for the analysis of cells and tissues on microscope slides. These tests are important tools used in the diagnosis of and selection of treatment for cancer. The Company believes that it is the worldwide leader in the automated IHC testing market, as the Company estimates that its worldwide installed base of 581 instruments as of March 31, 1996 is approximately five times as large as the combined installed base of instruments of all of the Company's current competitors. Ventana has placed instruments with 31 of the 40 leading cancer centers according to U. S. News & World Report and 35 of the 42 cancer centers designated by the National Cancer Institute, including the Mayo Clinic, the Dana Farber Cancer Institute, The Johns Hopkins University, the M.D. Anderson Cancer Center and the Fred Hutchinson Cancer Center. Each Ventana proprietary system placed provides a recurring revenue stream as customers consume reagents and supplies sold by the Company with each test conducted. Consequently, two key elements of the Company's strategy are to increase the number of instrument placements and to maximize the recurring revenue stream per placement through increased sales of reagents and supplies.

     In late 1991, Ventana began commercial shipment of its first system, the Ventana 320 instrument and related reagents used for automated IHC tests. Since then, Ventana has developed and introduced the Ventana ES, the successor to the 320, as well as the Ventana gen II, which is capable of performing ISH tests in addition to IHC tests. These patient priority systems use Ventana's proprietary horizontal slide processing technology to perform multiple tests rapidly on a single patient biopsy. In February 1996, Ventana acquired BioTek which introduced its first automated IHC system, the TechMate 1000, in 1992, and has also introduced the successor TechMate 500 instrument. BioTek's batch processing systems use proprietary vertical slide processing technology to reliably and cost effectively process high volumes of single tests on multiple patient biopsies. These complementary product lines enable Ventana to serve a broad range of customers. Smaller hospitals, which generally do not handle a high volume of cancer patients, typically use patient priority systems to meet their automated testing needs. Reference and research laboratories which serve numerous institutions typically use batch processing systems to process large volumes of tests. Large hospitals with a high volume of patients and a broad range of test requirements may use both patient priority and batch processing systems.

     Cancer is the second leading cause of death in the United States accounting for 25% of deaths (approximately 555,000 deaths per year). Currently, approximately 10 million people in the United States have a history of invasive cancer, and it is estimated that approximately 1.4 million new cases of invasive cancer will be diagnosed each year. The vast majority of IHC testing associated with cancer diagnosis and treatment in the United States is conducted in an aggregate of approximately 2,200 clinical institutions and reference and research laboratories. The Company estimates that these institutions and laboratories create the opportunity for the placement of as many as 2,500 automated IHC testing instruments. The Company believes that less than 20% of such institutions and laboratories currently conduct IHC testing on an automated basis. The international market for automated IHC and ISH testing is estimated by the Company to be approximately 1.2 times the size of the United States market with Europe accounting for approximately 55% of the international market potential.

     Currently most IHC testing is performed manually which often yields inconsistency of test results. As compared to manual IHC testing, Ventana's automated systems provide improved reliability, reproducibility and consistency of test results. The systems' economic advantages include reduced cost per test, faster turnaround time, increased test throughput and a reduced dependence on skilled laboratory technicians. Additional benefits include the ability to perform new and emerging diagnostic tests, improved visual clarity which aids the interpretation of test results, and the ability to obtain maximum clinical information from minimally sized biopsies. The Company believes it will play a critical, expanding role in cancer science as researchers will use Ventana systems to accelerate the identification and development of new tests and that its installed base of instruments will speed the commercialization and clinical implementation of such new tests.

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

The Company anticipates that its reagent test menu will expand due to the major emphasis of cancer research on the identification of new prognostic IHC and ISH indicators.

ACQUISITION OF BIOTEK

     Ventana acquired BioTek in February 1996 for total consideration of $18.8 million. The acquisition of BioTek enhanced Ventana's competitive position and enabled the Company to become the worldwide leader in the automated IHC and ISH testing market. Ventana's installed base of instruments increased from 294 instruments to 581 instruments as of March 31, 1996 as a result of the acquisition. The increase in the instrument base also increased the aggregate recurring revenue stream from reagents and supplies sold to customers. The acquisition also enabled Ventana to add a number of prestigious cancer centers to its list of customers. BioTek's product line complements Ventana's and enables the Company to meet the differing needs of customers requiring patient priority or batch processing systems, or both. The acquisition also creates the opportunity for operational synergies including the change to higher value-added and consolidation of reagent manufacturing, the rationalization of sales and marketing forces and the elimination of redundant regulatory, general and administration functions and personnel.

     Historically, BioTek generated lower gross margins than Ventana due to its employment of a different business strategy which primarily involved the use of third parties for key activities. BioTek's instruments were produced by third-party manufacturers which prevented BioTek from capturing manufacturing margin. BioTek's instruments have an open configuration, enabling the customer to use reagents purchased from BioTek or others, which impacted both the price and volume of reagents purchased by customers from BioTek. In contrast, Ventana's instruments have a closed configuration requiring the customer to use Ventana's prepackaged detection chemistries. BioTek also realized lower gross margins on reagents than Ventana due to its utilization of intermediate materials in the manufacturing process which resulted in the capture of fewer value-added steps. BioTek used DAKO and CMS as third-party distributors in the United States and international markets, respectively, and supported its United States sales efforts with field sales and technical support personnel. As a result, BioTek experienced both lower gross margins than if it had sold its products directly and a higher level of selling expense than typically incurred in conjunction with third-party distribution arrangements.

     Ventana's goal is to integrate the operations of BioTek into the Ventana business model, in which manufacturing, sales and marketing activities are performed by Company employees. In May 1996, the Company completed the integration of the BioTek and Ventana direct field sales and technical personnel. The Company does not intend to renew the United States distribution agreement with CMS which expires in April 1998. The Company is engaged in discussions with DAKO regarding various aspects of the distribution arrangement, which expires in December 1999. The Company expects to complete the consolidation of BioTek's reagent manufacturing into Ventana's Tucson facilities in September 1996. Following this consolidation, the Company intends to convert BioTek's reagent manufacturing to the process used by Ventana in which basic raw materials are used and important value-added steps are performed internally. The Company believes that in the near term it will be more cost effective to continue sourcing batch processing instruments from third-party manufacturers. The Company expects to complete a contract manufacturing agreement with Kollsman for the TechMate 500 instrument and has entered into an agreement with LJL for production of the Company's next generation batch processing instrument, the TechMate 250.

INDUSTRY BACKGROUND

  IMMUNOHISTOCHEMISTRY

     Cancer is the second leading cause of death in the United States accounting for 25% of deaths (555,000 deaths per year). Currently, approximately 10 million people in the United States have a history of invasive cancer, and it is estimated that approximately 1.4 million new cases will be diagnosed each year. In the United States, the lifetime risk of developing invasive cancer is 47% for males and 38% for females. The risk of developing cancer increases with age. Among the principal forms of cancer are leukemia, lymphoma and cervical, breast, urinary, lung, prostate, ovarian, colon and rectal cancer.

     Early detection is the number one factor in increasing the long term survival of cancer patients. Health care professionals are increasing their emphasis on and use of screening and early detection programs for cancer because cancer treatments are generally significantly more effective and less costly the earlier that cancer is detected. Complementing screening and early detection are recent advances in less invasive biopsy methods that can obtain tissue samples from progressively smaller tumors. As a result of these developments, there has been a steady increase in the initial diagnosis of invasive cancer. However, smaller tissue samples are often difficult to analyze with traditional diagnostic tests, increasing the dependence of surgical pathologists on IHC for accurate diagnosis of early stage cancer.

     After preliminary screening of a biopsy to determine the presence of cancer, IHC is the principal diagnostic test method used for cancer diagnosis and therapy selection. IHC tests use specific antibodies to identify and detect antigens (proteins) in cells and tissues which assist pathologists in assessing various aspects of a patient's cancer. IHC tests, or assays, have two major components: primary antibodies and detection chemistries. The primary antibody is the specific antibody used to bind to the antigen in question. Detection chemistries are composed of multiple reagents including secondary antibodies, enzyme conjugates/complexes and chromogenic enzyme substrates which allow visualization of the primary antibody.

     IHC tests are performed on cells and tumor tissue to:

     -     determine the type of cancer
     -     determine the site of the primary tumor
     -     determine the degree of malignancy
     -     determine if the cancer has metastasized
     -     assist in the selection of the most appropriate therapy
     -     monitor patient progress
     -     develop a prognosis

     Correct prognosis is essential in selecting the appropriate therapy regimen and monitoring program for individual cancer patients. IHC assays provide significant prognostic information such as cell cycle and hormone receptor status which, in many cases, cannot be obtained from other tests. This information allows the pathologist to improve risk assessment on an individual patient basis. IHC testing is therefore instrumental to controlling and reducing health care costs and improving cancer survival rates because earlier, more accurate diagnoses and prognoses can lead to earlier, more targeted therapy and may reduce the risk of use of an incorrect or inappropriate treatment.

     Manual IHC assays require skilled technical personnel to perform as many as 60 individual processes and can require several days to complete. For the assay to be successful, each process must be performed in the proper sequence and for the proper length of time. In addition, the length of time and the reagents used for each of the steps varies depending upon the primary antibody used in the assay. The complexity of manual IHC assays leads to poor reproducibility and inconsistency of results. Therefore, while IHC has been used routinely in clinical diagnosis for over 10 years, the requirement of skilled technical personnel, labor intensity (approximately 40 slides per day per technician) and lack of standardization has limited the growth of clinical IHC.

     The development of new diagnostic systems composed of instruments and reagents has resulted in the automation of tests in a number of diagnostic market segments. The trend toward automation of diagnostic testing began in the 1960s with the automation of hematology testing by Coulter Electronics Corporation and clinical chemistry testing by Technicon Instruments Corporation. In the 1980s, Abbott Laboratories, Inc. ("Abbott") introduced two instruments with proprietary prepackaged reagents to automate immunoassay tests performed on serum or urine. Ventana's systems are fundamental enabling technologies that overcome major obstacles, including the inherent limitations of manual processing, which have historically prevented both the broader use and growth of IHC.

  IN SITU HYBRIDIZATION

     ISH tests are advanced tests for infectious disease and cancer diagnosis and other applications that generate visual signals based on probes used to detect the presence of specific nucleic acids (DNA/RNA) contained in a cell. Over the next decade, Ventana believes that ongoing research and development in the field of molecular analysis will result in the continued introduction of new IHC and ISH tests.

     ISH assays are technically far more challenging and labor intensive than IHC assays. In addition to requiring a similar number of processes which must be performed in the proper sequence and for the proper length of time, ISH assays require multiple wash solutions, or buffers, and the temperature at which each of the steps must be executed typically ranges from 37(++)C to 98(++)C. Furthermore, the conditions for each of these processes is dependent upon the specific probe being used. Due to this extreme degree of technical difficulty, there are very few clinical laboratories capable of performing manual ISH assays. Ventana's gen II system represents a fundamental enabling technology for the rapid, accurate and cost effective identification of unique RNA and DNA (probe diagnostics) and is designed to overcome the inherent limitations of manual processing.

VENTANA STRATEGY

     The Company's objective is to strengthen its worldwide leadership position in the automated IHC testing market and to develop and expand the automated ISH testing market. The following represent key elements of the Company's strategy:

     Maximize Instrument Placements. The Company's objective is to strengthen its competitive position in the automation of IHC testing by establishing a larger installed base of instruments that current or future market entrants must overcome. The Company estimates that its worldwide installed base of 581 instruments is approximately five times as large as the combined installed base of instruments of all of the Company's current competitors. The Company believes that its placement of instruments in 35 of the 42 cancer centers designated by the National Cancer Institute provides a powerful reference tool for potential new customers. To facilitate instrument placements, the Company offers customers a wide selection of instruments which address the patient priority needs of hospital clinical laboratories and the batch processing needs of large hospitals and reference and research laboratories. In order to satisfy the broad spectrum of customers' operational and financial criteria, the Company intends to continue to offer several instrument procurement options, including RAPs, and to expand the range and price points of its instrument offerings. Under a RAP, the customer obtains the use of an instrument with no capital investment in exchange for the customer's commitment to purchase reagents from the Company at a higher price than if the instrument had been purchased. The Company believes it can accelerate the rate of expansion of its installed base by increasing its emphasis on the placement of instruments through RAPs because the required capital investment associated with a purchase, a significant sales hurdle, will be eliminated.

     Maximize Revenue Stream Per Placement. Each instrument placed provides the Company with a recurring revenue stream through the sale of reagents and supplies. The Company seeks to increase this revenue stream by converting all existing manual tests performed by the customer to full automation and by selling to the customer all reagents required for such tests. The Company then seeks to have the customer expand its test menu through the inclusion of all tests that are offered by Ventana as well as new tests as they are introduced. To meet these objectives, the Company's systems have been designed as broad enabling platforms which permit customers to easily expand their test menu. The Company also has a comprehensive customer education program which includes on-site technical training in instrument use, user group meetings and Company-sponsored national teleconferences with leading medical experts who regularly update customers on diagnostic and testing developments.

     Develop New and Enhanced Products. Since 1991, the Company has successfully introduced and commercialized the Ventana ES, the Ventana gen II and the TechMate 500, as well as 48 new reagents. The Company intends to introduce lower priced instruments which it expects it will place through RAPs in order to provide greater financial flexibility for its customers in instrument procurement. Ventana recently initiated broad-scale commercialization of its gen II ISH system and has placed 15 systems in leading research sites in the United States and Europe. The Company intends to continue to innovate in the field of automated cellular diagnostics through the development and introduction of new instruments, software and reagents.

     Expand Intellectual Property Position. The Company seeks to expand its intellectual property position by entering into strategic alliances, acquiring rights of first refusal on future commercial developments and licensing existing technologies. The Company evaluates and intends to pursue the licensing of nucleic acid probe technology for ISH applications from biopharmaceutical companies, research institutions and others. In conjunction with gen II system placements, the Company has and continues to enter into agreements with customers which provide the Company with a right of first refusal to commercialize new tests developed by such customers for use on the gen II system. The Company believes customers are willing to enter into these arrangements because the gen II is an enabling platform that facilitates the development and commercialization of new ISH tests.

PRODUCTS

     The Company offers proprietary systems composed of instrumentation, reagents and consumable products which are designed to enable clinical and research laboratories to perform standardized IHC and ISH testing. The proprietary nature of the Company's systems is based upon the interrelationship among the electronics and mechanical and software control of the instrument and the stabilization, composition, packaging and delivery of reagents. The Company's broad line of products includes patient priority systems targeted to hospital clinical laboratories and batch processing systems targeted to large hospital clinical laboratories and reference and research laboratories. The Company's patient priority systems are "closed" in that customers must purchase detection chemistries from Ventana in order to operate the instruments. Although the Company's existing batch processing systems are "open," providing the customer with the ability to purchase reagents from either the Company or other sources, users of more than 85% of the Company's United States installed batch processing systems regularly purchase reagents from the Company. The following are the principal benefits of automated cellular and tissue analysis using the Company's integrated systems as compared with manual methods:

     -     improved reliability, reproducibility and consistency of test results
     -     reduced cost per test
     -     faster turnaround time for test results
     -     increased test throughput for the testing laboratory
     -     ability to perform new and emerging molecular tests
     -     reduced dependence on skilled laboratory technicians
     - ability to perform special staining applications (batch processing instruments)
     - ability to obtain maximum clinical information from minimally-sized biopsies
     - ability to document processing protocols (patient priority instruments)
     - enhanced cellular differentiation through multiple staining on a single slide

     To confirm the cost advantages of automated analysis using the Company's instruments as compared to manual methods, the Company completed a cost study involving 11 representative users of the Company's systems. These users encompass a cross-section of the Company's customers and include hospitals of varying sizes and a reference laboratory. The cost data compiled in the study was based on the users' internal allocations of IHC test costs. The results of the study indicate that automated IHC analysis using the Company's products results in cost savings per test of approximately 10% as compared to manual methods.

  INSTRUMENT PRODUCTS

     Patient Priority Instruments. Ventana currently offers two patient priority systems, the Ventana ES and the Ventana gen II. The Ventana patient priority systems provide a complete automated approach, requiring users to only prepare specimens and place them on microscope slides. The patient priority systems are barcode driven and are designed for multiple tests on a single patient biopsy with rapid turnaround time and walk-away convenience. A barcode label affixed to each slide positively identifies the slide and the test procedures to be performed. Up to 40 slides can be processed at one time in the reaction chamber of the instrument utilizing as many as 25 individual reagents, providing the user with significant flexibility. The instrument scans the barcodes on the slides and the reagent dispensers and processes each slide with the unique steps necessary to perform each test. The Company's proprietary software controls all aspects of the test procedures. The steps of dispensing, incubating (i.e. temperature and time control) and washing are performed by the instrument using a series of proprietary chemical/mechanical methods developed by Ventana. These methods are critical to obtaining precise, sensitive and rapid test results and make the system reliable and easy to use. Typically, the processing of slides on the instrument requires less than two hours.

     The Ventana gen II uses the same basic architecture as the Ventana ES instrument and has additional functions enabling it to perform ISH tests. These functions are (i) an improved heating system which allows for incubation temperatures of up to 98(++)C, (ii) rapid incubation temperature cycling and
(iii) additional and improved wash stations which permit the use of multiple buffers and instrument controlled changes in the concentration of buffers. Ventana's gen II system represents a fundamental enabling technology for the rapid, accurate and cost effective identification of unique RNA and DNA (probe diagnostics) and is designed to overcome the inherent limitations of manual processing.

     The Company is currently in the process of developing a new IHC instrument, the NexES. The NexES, a patient priority system having IHC capabilities similar to the Ventana ES, will be offered at a lower price per unit than the ES. Unlike the Ventana ES, the NexES is based upon a modular design and an external personal computer with a Windows 95 operating environment for software control. Each module holds up to 20 slides in the reaction chamber and 25 reagents in its reagent carousel. The modular design of the NexES and external personal computer will permit the linkage of up to eight NexES modules together, creating the capacity to process up to 160 slides using up to 200 reagents at one time. The NexES will therefore offer users a significant degree of flexibility as users can purchase from one to eight modules depending upon their test volume requirements. Initial prototypes of the NexES are currently at the in-house testing stage with beta site testing scheduled for early 1997. Commercial introduction of the NexES is currently scheduled for 1997.

     Batch Processing Instruments. The Company's line of TechMate batch processing instruments are designed for large volume testing using a single antibody on multiple patient biopsies and research applications in which long incubation times and unique detection chemistries are required. The Company's batch processing instruments employ capillary action to perform IHC tests. Patient biopsies are placed on capillary gap slides which maintain a space of predetermined width between adjacent slides when loaded into TechMate systems. Reagents are loaded into disposable reagent trays and programmable software directs the instrument to apply the reagents in the proper sequence. The instrument immerses the bottoms of the slides in the reagents as programmed and the reagents are drawn up the slide and over the tissue specimen by capillary action. After each reagent application and incubation, the instrument removes the reagent from the specimen by placing the slides onto disposable blotting pads.

     The Company's original batch instrument, the TechMate 1000, has a 300 slide capacity. This large capacity is suited to large reference laboratories which run a limited number of antibody tests on vast numbers of patient biopsies. The Company has ceased production of the TechMate 1000. The successor instrument, the TechMate 500, has a 120 slide capacity, which is applicable to both large and moderately-sized reference laboratories and large research laboratories. The Company has completed development of, and through LJL is initiating production of, the TechMate 250 instrument. The TechMate 250, which has a 40 slide capacity, is targeted primarily for the European market.

  REAGENT AND CONSUMABLE PRODUCTS

     Reagent Products

     Reagent products are composed of primary antibodies and detection chemistries, each of which is required for an IHC test. Customers that have patient priority systems must use Ventana detection chemistries on all tests; such customers have the option of purchasing primary antibodies from Ventana or other sources. Customers who have the Company's batch processing systems have the option of purchasing both antibodies and detection chemistries from Ventana or other sources. Users of more than 85% of the Company's United States installed batch processing systems regularly purchase reagents from the Company.

     Primary Antibodies. Ventana sells a line of in excess of 30 primary antibodies used to detect antigens in combination with detection chemistry kits on the Company's instruments. Ventana markets all of the antibodies used to perform the IHC tests that currently account for approximately 85% of total IHC test volume.

     Detection Kits. Detection chemistries typically account for approximately 70% of the total expenditures for reagents required to perform IHC tests using the Company's instruments. Ventana produces a line of detection chemistries for use on both patient priority and batch processing systems which provide the user with standardized reagents, thereby giving the user convenient and rapid results. The detection chemistries have been developed by the Company using proprietary formulations which, when combined with the Company's primary antibodies and other reagents, optimize the results of tests performed on the Company's instruments. These kits generate the visual signal in an IHC reaction at the site where a primary antibody is bound to a specific antigen or molecule in the cell or tissue. The patient priority system utilizes detection kits which include (i) a DAB Kit which generates a brown color; (ii) an AEC Kit which generates a deep red color; (iii) an AlkPhos Red Kit which generates a bright red color; and (iv) an AlkPhos Blue Kit which generates a deep blue color. The Company currently sells DAB and AlkPhos Red for use with its batch processing instruments. The detection kits are designed to perform tests on a wide variety of specimens, so a laboratory can, for example, perform tests on tissue preserved in paraffin and on frozen tissue simultaneously. The Company's detection chemistries have been formulated to provide long term stability for reproducibility and ease of use as well as a high signal to noise ratio for optimal sensitivity.

     Consumable Products

     Ventana offers a line of consumable ancillary products that are necessary for processing slides on the Company's instruments. These include buffers for optimizing the IHC reaction and counterstains for staining cell nuclei, which are used with both patient priority and batch processing instruments. The buffers ensure good morphology, low backgrounds and high signals. The counterstains provide additional convenience for the customer by eliminating the need for additional processing of the slides after staining on the instrument. For use with patient priority instruments, Ventana also supplies a proprietary liquid coverslip which is used to inhibit evaporation during processing in the instrument, fixatives for maintaining the morphology of cells or tissues, enzymes for unmasking antigens, and slide barcodes for use in identifying the slide and its specific IHC reaction steps. For use with batch processing instruments, the Company also provides disposable reagent trays which are used to hold the reagents during IHC reactions, capillary gap slides and wicking pads used for reagent removal between applications.

MARKETS AND CUSTOMERS

     There are approximately 4,200 acute care hospitals and clinics in the United States. Of these, there are approximately 1,900 hospitals with over 200 beds which perform the vast majority of surgical and other medical procedures related to cancer diagnosis and treatment. In addition, there are approximately 200 reference and research laboratories and approximately 100 biotechnology and pharmaceutical companies which also perform substantial numbers of IHC and ISH tests. The combination of these health care institutions creates a total instrument site potential of 2,200 locations. Ventana considers this to be its core market segment for cancer testing and focuses the bulk of its sales and marketing efforts on these institutions.

     The Company estimates there are as many as 2,500 instrument placement opportunities in the 2,200 potential instrument site locations in the United States. The international market for instrument placements is estimated by the Company to be approximately 1.2 times the size of the United States market. Europe is estimated to account for approximately 55% of the international market potential, Japan approximately 20% and the Pacific Rim and Latin American markets the balance of the international market opportunity.

     As of March 31, 1996, the Company had 441 instrument placements in 406 of the 2,200 potential United States instrument sites. The Company believes that less than 25% of such United States potential instrument sites currently conduct IHC testing on an automated basis. The Company believes that its worldwide installed base of 581 instruments is approximately five times as large as the combined installed base of instruments of all of the Company's current competitors.

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

     Ventana has placed instruments with 31 of the top 40 cancer centers according to U.S. News & World Report and 35 of the 42 cancer centers designated by the National Cancer Institute, including the Mayo Clinic, the Dana Farber Cancer Institute, The Johns Hopkins University, the M.D. Anderson Cancer Center and the Fred Hutchinson Cancer Center.

     Presented below is a selected list of existing customers:

                             HOSPITALS AND CLINICS

Albany Medical Center Hospital (3 units)
Baylor School of Medicine
Boston University
City of Hope National Medical Center (3 units)
Cleveland Clinic (3 units)
Columbia Presbyterian
Dana Farber Cancer Institute
Fox Chase Cancer Center
Fred Hutchinson Cancer Center (2 units)
Georgetown University (2 units)
Harvard University Medical School (2 units)
The Johns Hopkins University (2 units)

REFERENCE AND RESEARCH LABORATORIES

Corning Nichols/MetPath (2 units)
Dianon (2 units)
National Cancer Institute
National Institutes of Health (5 units)
M.D. Anderson Cancer Center (2 units)
Mayo Clinic (4 units)
New York University (2 units)
Northwestern University
Ochsner Clinic
Stanford University
UCLA Medical Center
University of Chicago (4 units)
University of Michigan (4 units)
Walter Reed Army Medical Center (2 units)
Yale University

BIOTECHNOLOGY AND PHARMACEUTICAL

Amgen, Inc. (2 units)
Bristol-Myers Squibb Company
Eli Lilly and Company
Prizm Pharmaceuticals
Schering-Plough Corporation

     The Company intends to introduce lower priced instruments, including the NexES and the TechMate 250, which it expects to place through RAPs in order to provide greater financial flexibility for its customers in equipment procurement. The Company believes that lower priced systems and the RAP program will have particular appeal to those hospitals which are currently losing reimbursement revenue and incurring increased costs as a result of not performing IHC tests internally. Additionally, smaller hospitals can benefit from the Company's RAP programs and lower priced instruments due to the absence of an initial capital expenditure and an increased ability to compete with larger hospitals by providing IHC testing and consultation on site.

SALES, MARKETING AND CUSTOMER SUPPORT

     Ventana markets and sells its instruments and reagents in North America through a direct sales force and CMS. The Company markets and sells its instruments and reagents in Europe through a direct sales organization headquartered in Strasbourg, France, distribution relationships in certain countries and a distribution arrangement with DAKO, a manufacturer and supplier of reagents used in manual IHC testing. The distribution arrangements with CMS in the United States and DAKO in Europe were inherited with the BioTek acquisition and only relate to batch processing systems. The Company plans to seek a strategic partner for the Japanese market and is in the early stages of evaluating distributors for other geographic markets.

     Although BioTek used third parties for sales and distribution, BioTek maintained a small field sales organization in the United States in order to support the efforts of CMS. Ventana completed the integration of BioTek's field based personnel in May 1996. Ventana's direct sales force in North America now consists of 24 direct representatives, 4 regional managers, a national managed care accounts manager, a national sales manager, 7 field based technical marketing representatives and 4 field service engineers. Ventana's patient priority systems are sold through its direct sales force. The sales force is organized around geographic territories which have been designed to provide each sales representative with an approximately equal number of sales opportunities. The Company's sales representatives typically have technical backgrounds or prior medical capital equipment sales experience. The Company's sales representatives are incentivized to both increase instrument placements and maximize recurring reagent sales.

     BioTek entered into its distribution agreement with CMS in January 1993. Under the agreement, CMS has exclusive United States distribution rights for TechMate instruments and related reagents. The agreement requires CMS to make good-faith commercial efforts to purchase certain specified quantities of instruments and to maintain a sufficient inventory of reagents to meet customer requests. Under the terms of the agreement, CMS is guaranteed specified gross profit margins on instruments, subject to BioTek's prior approval of sales below prices prescribed by the agreement. Repairs, customer service and provision of spare parts are the responsibility of BioTek. BioTek is obligated to repurchase at cost all unsalable instruments and any slow-moving reagents. Unless earlier amended, replaced or terminated, the agreement with CMS expires in April 1998.

     United States sales through CMS are subject to several operating conditions. In particular, it has historically been necessary for BioTek to support, and the Company anticipates that it will need to continue to support, the efforts of CMS with direct field sales and support personnel. As a result, the Company generates lower gross margins on sales through CMS than it would generate were it to sell directly to end-users and incurs higher selling expenses than typically associated with third-party distribution arrangements. As a result of these factors and due to the presence of the Company's direct sales force in the United States, the Company does not intend to renew the agreement with CMS upon its expiration in April 1998. The Company has had discussions regarding possible modifications to or early termination of the relationship with CMS. However, these discussions are not currently ongoing.

     Ventana's sales force in Europe consists of eight sales and support personnel located in France. This sales force markets and sells Ventana's patient priority systems direct in France, Germany and the Benelux countries and markets and sells through distribution relationships in Italy, Spain and Scandinavia. This sales force is geographically organized and is compensated in a manner similar to the United States sales force. Ventana expects to significantly expand its direct sales and marketing activities in Europe in 1996 and 1997.

     BioTek entered into its agreement with DAKO in September 1994. DAKO is a market leader in Europe in supplying reagents for use in manual IHC tests. DAKO has exclusive rights to distribute TechMate instruments and related accessories in Europe and several other territories. The agreement also permits DAKO to supply customers with its own reagents for the instruments in return for paying BioTek a fixed dollar royalty amount over a five-year royalty term for each instrument installed at a customer site. As of March 31, 1996, there were 115 instruments included in the royalty base. Under the agreement, DAKO is subject to certain minimum purchase requirements for instruments.

     In connection with BioTek's agreement with DAKO, DAKO made two loans secured by a pledge of substantially all of BioTek's assets. DAKO also made prepayments on future instrument sales and reagent royalties to BioTek. These loans and prepayments were used to fund TechMate 250 instrument development and working capital requirements. The aggregate balance of the secured loans and prepayments was $1.6 million and $0.9 million, respectively, at March 31, 1996. Of the secured loans, $0.3 million bears interest at 5% per annum and the remaining $1.3 million does not bear interest. The prepayments do not bear interest. The secured loans and prepayments are recorded as advances from distributor in the Company's Consolidated Financial Statements. The amounts payable under these loans are repaid through discounts on DAKO purchases of instruments from BioTek. Upon termination of the distribution agreement or in the event of a default by BioTek under the distribution agreement (including a failure to satisfy development milestones with respect to the TechMate 250 instrument), these loans will convert to fixed term loans that will be due and payable in 12 equal quarterly installments commencing upon such event.

     Since the acquisition of BioTek, Ventana and DAKO have been engaged in discussions regarding various provisions of the distribution agreement. DAKO has asserted that BioTek has not fulfilled its obligations with respect to the development and commercial introduction of the TechMate 250 instrument. The Company denies this assertion and believes that it is in substantial compliance with its obligations under these development milestones. In particular, the Company believes that the recent contract manufacturing agreement with LJL will enable it to satisfy DAKO's requirements for TechMate 250 instruments. Nevertheless, the negotiations with DAKO could result in an attempt by DAKO to exercise contractual remedies available to it under the distribution agreement and the terms of the secured loans, an interruption in the distribution of the Company's batch processing instruments outside the United States or litigation between the parties with respect to the agreement, which would involve significant costs as well as diversion of management time. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company would prevail in any litigation involving the agreement. DAKO's remedies under the agreement include (i) requiring repayment of the secured loans in 12 equal quarterly installments commencing upon a default by BioTek and (ii) an irrevocable license to manufacture TechMate instruments for resale internationally and a related reduction in the fixed dollar royalty rate paid by DAKO to BioTek for each instrument included in the royalty base.

     There can be no assurance as to the future course or outcome of the Company's negotiations with DAKO or as to the Company's future relationship with DAKO. If DAKO were successful in obtaining a manufacturing license for TechMate instruments, the Company could experience a loss of instrument revenue which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, termination of the agreement with DAKO could adversely affect the Company's results of operations.

     Ventana's sales and marketing strategy for its systems is focused on increasing its penetration of the hospital and laboratory market through several instrument placement options. The options include conventional sales, financing through a third-party lease company and RAPs. RAP contracts currently being offered by the Company are generally for a one-year term, are automatically renewed unless the customer gives notice of nonrenewal and are cancellable during an initial 180-day trial period. Due to the working capital requirements associated with RAPs, the Company has historically sought to limit the amount of instruments placed through RAPs to approximately 30% of instrument placements. However, the Company anticipates that the percentage of instruments placed through RAPs will increase with the introduction of the NexES and TechMate 250 and as the Company obtains the additional working capital required to support additional RAP placements, which may in the future result in a decrease in instrument sales both in absolute dollars and as a percentage of total revenues. As of March 31, 1996, the Company had placed 72 instruments through RAPs.

     A key component of the Company's business strategy is to increase the sale of reagents into its installed instrument base through a high level of customer support. The Company's technical marketing representatives assist in training customers in the use of the Company's systems and seek to increase customer reagent utilization by facilitating the transfer of workload from manual procedures. Through direct customer contact, the Company's technical marketing representatives are able to promote sales of reagents and suggest new IHC test applications to customers. New customers receive initial training on the systems either in the field or at Ventana's facilities in Tucson, Arizona. The Company's technical marketing representatives then visit the customer to provide additional on-site training. Thereafter, Ventana actively supports customers with periodic product bulletins and provides 24-hour customer telephone support. Ventana actively markets its products through participation at industry trade shows, video and audio presentations by leading pathologists and direct mail.

     The Company provides emergency field service for instruments during an initial warranty period of 6 to 12 months. After the warranty period has expired, field service is provided under service contract or on a billed time and material basis. As of April 30, 1996 the Company had 85 instruments under service contracts out of a total of approximately 230 instruments in the United States that are outside the warranty period. Current annual service contract prices typically range from $4,250 to $6,500.

MANUFACTURING

     The Company manufactures its patient priority instruments at its facilities in Tucson, Arizona. The Company is currently in the process of expanding its manufacturing operations in Tucson and believes that this expansion will provide the Company with sufficient manufacturing capacity to meet its anticipated requirements for patient priority instruments for approximately the next three years. Components for patient priority instruments are purchased from a variety of vendors, subject to stringent quality specifications. The components are assembled by Ventana's highly skilled manufacturing technicians into finished products. A quality assurance group performs tests at regular intervals in the manufacturing cycle to verify compliance with the Company's specifications and regulatory requirements, including FDA GMP requirements.

     A number of the components used in the ES and gen II systems are fabricated on a custom basis to the Company's specifications and are currently obtained from a limited number of sources. To date, however, the Company has not experienced any material disruptions in the supply of such components. The Company believes that additional suppliers, if required, could be obtained and qualified. To date, the Company has not experienced significant difficulties with manufacturing yields and has experienced minimal manufacturing waste in the patient priority instrument manufacturing process.

     The Company has relationships with third-party manufacturers for the manufacture of batch processing instruments. The Company uses Kollsman for the manufacture of TechMate 500 instruments and LJL for the manufacture of TechMate 250 instruments. The Company has entered into a contract manufacturing agreement with LJL and is negotiating a contract manufacturing agreement with Kollsman.

     Reagents sold for use with the Company's patient priority instruments are manufactured by Ventana, which purchases basic raw materials and performs value-added manufacturing processes, such as formulation and packaging, at its facilities. Certain components and raw materials, primarily antibodies, used in the manufacturing of the Company's reagent products are currently provided by single source vendors. To date, the Company has not experienced any material disruptions in supply from these vendors and has experienced levels of manufacturing waste in the reagent manufacturing process that it believes to be below industry averages. Reagents sold for use with the Company's batch processing instruments have historically been manufactured by third parties, with only a few final steps in the manufacturing process being performed internally.

     The Company expects to complete the consolidation of batch processing reagent manufacturing into Ventana's Tucson facilities in September 1996. Following this consolidation, Ventana intends to convert the manufacturing process for such reagents to the process used by Ventana in which basic raw materials are used and important value-added steps are performed internally. The goals of this transition are to capture margin and value added currently being lost through payments to third-party manufacturers, increase economies of scale in both raw material purchasing and manufacturing, standardize procedures and processes, increase control over scheduling and improve manufacturing flexibility.

     The Company's reagent manufacturing process at its Tucson, Arizona facility is currently semi-automated. The Company anticipates that as production volumes increase it will increase the level of automation. The Company currently has sufficient reagent manufacturing capacity to meet its anticipated needs for approximately the next three years. The Company's long-term plans are to build a separate reagent manufacturing facility in the Tucson area to increase its reagent manufacturing capacity and increase the level of automation of the manufacturing process. The Company anticipates commencing construction of this facility in 1998.

     The Company's manufacturing operations are required to be conducted in accordance with FDA GMP requirements. GMP requires the Company to maintain documentation and process control in a prescribed manner with respect to manufacturing, testing and quality control. In addition, the Company is subject to FDA inspections to verify compliance with GMP requirements. The Company also intends to implement manufacturing policies and procedures which will enable the Company to receive ISO 9000 certification. ISO 9000 standards are global standards for manufacturing process control and quality assurance. After mid-1998, the Company will be required to obtain the CE mark for continued sale of its products in the countries comprising the European Union. The CE mark is an international symbol of quality assurance and compliance with applicable European Union medical device directives.

RESEARCH AND DEVELOPMENT

     The Company's research and development projects are generally divided between reagent development and instrumentation development. Reagent development emphasizes existing instrumentation, and with the recent acquisition of BioTek, is divided into consolidation and integration, patient priority, IHC and ISH projects. Instrument development emphasizes the development of new instruments and enhancements to existing instruments.

     Reagent Development Projects. Ventana's objective is to consolidate the reagent manufacturing process for both patient priority and batch processing systems in order to have common formulations to improve manufacturing efficiencies. The Company estimates that reagent manufacturing will be consolidated at Ventana's Tucson facilities in September 1996 and that by 1998 the Company will have fully integrated the reagent formulations and manufacturing processes for patient priority and batch processing reagents. Ventana's principal focus in the area of new reagent product development is the introduction of new prognostic indicators. Ventana closely monitors third-party development of new primary antibodies with prognostic potential. When such prognostic markers appear, Ventana will seek to incorporate the marker into its product line or will use its licensed fusion protein technology to develop similar markers. Ventana is also developing a second generation estrogen receptor ("ER") assay for use in breast cancer diagnosis. The assay incorporates an improved primary antibody clone which significantly increases the assay's sensitivity. The improved ER assay is currently undergoing beta testing and is expected to be available for sale labelled for research use only in the fourth quarter of 1996. The Company also intends to seek appropriate FDA approvals or clearances for this product. Ventana is also improving its detection chemistry sensitivity by developing a first generation amplification kit. This amplification system will be compatible with all four existing patient priority detection chemistries marketed by the Company as well as the first generation of ISH detection chemistries currently under development. Through the use of monoclonal antibodies that recognize each of the molecules used to label nucleic acid probes in ISH tests, Ventana is developing a line of ISH detection chemistries for research use. The Company's ISH detection chemistries are scheduled for beta testing during the third quarter of 1996 with availability for commercial sale for research use expected in 1997.

     Instrumentation Development Projects. In addition to completion of development of the NexES instrument, Ventana has two major instrument development projects underway. The first, the COSMIC, is a microscope system which is aimed at the emerging field of telepathology and information transfer. This system uses rastering of focused light and conventional optics to provide high resolution digital images in real time. The images generated by the microscope are digitized and stored or sent to remote sites. Twelve production prototypes are currently being manufactured and beta site testing is scheduled for 1997. Ventana is also developing a barcode label printing system for use with its patient priority instruments, all of which are barcode driven. To support its patient priority systems, Ventana currently maintains a stock inventory of 125 different prepackaged barcodes. The barcode printer will enable customers to print their own barcode labels from a stock of proprietary blank barcodes. This will reduce the number of stock inventory barcode labels maintained by Ventana to one and enable the customer to include pertinent patient information on each slide for tracking purposes.

     At April 30, 1996, Ventana's research and development group consisted of 24 persons, many of whom have graduate degrees. Ventana's research and development activities are performed primarily in-house by Ventana employees. These efforts are supplemented by consulting services and assistance from Ventana's scientific advisors.

     In addition to these projects, the Company inherited with the acquisition of BioTek a development program for an ISH oven designed for use with TechMate 1000 and 500 instruments. This instrument will require substantial additional development work and will also require the development of detection chemistries for use with the instrument.

     During the years ended December 31, 1995, 1994 and 1993, Ventana spent $2.2 million, $1.9 million and $2.1 million, respectively, on research and development. Pro forma spending for the years ended December 31, 1995 and 1994 was $4.4 million and $2.7 million, respectively.

PATENTS AND PROPRIETARY RIGHTS

     Ventana has pursued a strategy of patenting key technology as it relates to both the automation and the chemistry of analyzing cells and tissues on microscope slides. Ventana has been issued 10 United States patents and one European patent and has filed additional United States and international patent applications. Three of Ventana's United States patent applications have been allowed. Several of Ventana's issued United

States patents relate to reagent formulations and methods, including a reagent formulation characterized by long-term stability and a method of inhibiting evaporation of reagents during processing. Other Ventana issued United States patents relate to Ventana's reagent dispenser, the use of Ventana's liquid coverslip as an evaporation inhibitor, a tissue fixative and various aspects of the capillary gap technology underlying BioTek's batch processing instruments. Pending applications relate to chemical engineering aspects of the methods used in the automated instrument for performing IHC tests on slides and inventions related to the Company's reagents and their formulations. In addition, a patent application filed by the Company covers an improved liquid coverslip for high temperature applications. The expiration dates of the Company's issued United States patents range from March 2005 to July 2013.

     There can be no assurance that the Company's patent applications will result in patents being issued or that any issued patents will provide protection against competitive technologies or will be held valid if challenged. Others may independently develop products or processes similar to those of the Company or design around or otherwise circumvent patents issued to the Company.

     Because patent applications in the United States are maintained in secrecy until patents are issued and since publication of discoveries in scientific literature tends to lag behind actual discoveries by several months, Ventana cannot be certain that it was the first creator of inventions covered by its patents or pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions, which could result in substantial cost to the Company. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each of such patents or to redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be available on terms acceptable to the Company or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. If the Company does not obtain necessary licenses, it could be subject to litigation and encounter delays in product introductions while it attempts to design around such patents. Alternatively, the development, manufacture or sale of such products could be prevented. Litigation would result in significant cost to the Company as well as diversion of management time. The outcome of any such litigation cannot be predicted with any assurance. Adverse determinations in any such proceedings could have a material adverse effect on the Company's business, financial condition and results of operations.

     BioTek is a party to litigation initiated by BioGenex relating to past infringements of patent rights of BioGenex. For a discussion of these proceedings, see "Legal Proceedings."

     Ventana also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information or techniques, gain access to Ventana's trade secrets or disclose such technology, or that Ventana can effectively protect its trade secrets. Litigation to protect Ventana's trade secrets would result in significant cost to the Company as well as diversion of management time. Adverse determinations in any such proceedings or unauthorized disclosure of Ventana trade secrets could have a material adverse effect on Ventana's business, financial condition and results of operations.

     Ventana's policy is to require its employees, consultants and significant scientific collaborators to execute confidentiality agreements upon the commencement of an employment or consulting relationship with Ventana. These agreements generally provide that all confidential information developed or made known to the individual during the course of the individual's relationship with Ventana is to be kept confidential and not disclosed to third parties except in specific circumstances. Agreements with employees provide that all inventions conceived by the individual in the course of rendering services to Ventana shall be the exclusive property of Ventana. There can be no assurance, however, that these agreements will not be breached or that they will provide meaningful protection or adequate remedies for unauthorized use or disclosure of Ventana's trade secrets.

COMPETITION

     Competition in the diagnostic industry is intense and is expected to increase. Ventana's instrument and reagent systems for IHC tests compete with products offered by various manufacturers as well as with manual diagnostic methods. In addition, flow cytometry can be used for cellular testing and may, in certain markets, be competitive with the Company's products. Several companies, including Leica (a division of Leitz Microscope GmbH), Shandon Scientific Limited (a subsidiary of Life Sciences International PLC), BioGenex and DAKO (U.S.) have instruments that perform IHC tests and that can be used with any supplier's reagents. Although these instruments are not fully automated, the ability of these instruments to be used with any suppliers' reagents may be attractive to certain customers. As of March 31, 1996, the Company had an installed base of 581 instruments which the Company estimates is more than five times the combined installed base of instruments of all of the Company's current competitors. The major suppliers of primary antibodies in the anatomical pathology market in the United States are DAKO, BioGenex and Coulter Immunology. The primary suppliers of detection chemistries in the United States are Vector Laboratories, BioGenex and DAKO.

     The Company's competitors may succeed in developing products that are more reliable or effective or less costly than those developed by the Company and may be more successful than the Company in manufacturing and marketing their products. Although the Company plans to continue to work to develop new and improved products, there are other companies engaged in research and development of diagnostic devices or reagents, and the introduction of such devices or alternative methods for diagnostic testing could hinder the Company's ability to compete effectively and could have a material adverse effect on the Company's business, financial condition and results of operations. Many of the companies selling or developing diagnostic devices, instruments, reagents and genetic probe tests have financial, manufacturing, marketing and distribution resources significantly greater than those of Ventana. In addition, many of these competitors have long-term supplier relationships with Ventana's existing and potential customers. The Company's patient priority instruments require the use of the Company's detection chemistries but can be used with primary antibodies supplied by third parties, and the Company's batch processing instruments can be used with both detection chemistries and primary antibodies supplied by third parties. Accordingly, the Company encounters significant competition in the sale of reagents for use on those of its instruments that can be used with reagents supplied by third parties.

GOVERNMENT REGULATION

     The manufacturing, marketing and sale of the Company's products are subject to regulation by governmental authorities in the United States and other countries. In the United States, clinical diagnostic devices are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act governs the design, testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. Obtaining regulatory approval for new products within this regulatory framework may take a number of years and involves the expenditure of substantial resources. In addition, there can be no assurance that this regulatory framework will not change or that additional regulation will not arise, which may affect approval of or delay an application or require additional expenditures by the Company.

     The FDA regulates, as medical devices, instruments, diagnostic tests and reagents that are traditionally manufactured and commercially marketed as finished test kits or equipment. Some clinical laboratories, however, choose to purchase individual reagents intended for specific analytes and develop and prepare their own finished diagnostic tests. Although neither the individual reagents nor the finished tests prepared from them by the clinical laboratories have traditionally been regulated by the FDA, the FDA has recently proposed a rule that, if adopted, would regulate the reagents sold to clinical laboratories as medical devices. The proposed rule would also restrict sales of these reagents to clinical laboratories certified under CLIA as high complexity testing laboratories. The Company intends to market some diagnostic products as finished test kits or equipment and others as individual reagents; consequently, some or all of these products will be regulated as medical devices.

     The Company's clinical diagnostic systems are regulated by the FDA under a 3-tier classification system -- Class I, II and III. The degree of regulation, as well as the cost and time required to obtain regulatory approvals, generally increases from Class I to Class III. Most diagnostic devices are regulated as Class I or Class II devices, although certain diagnostic tests for particular diseases may be classified as Class III devices. Prior to entering commercial distribution, most Class I, II, or III medical devices must undergo FDA review under one of two basic review schemes depending upon the type of device or procedure. These review schemes are the 510(k) pre-market notification process and the PMA process. A 510(k) notification is generally a filing submitted to demonstrate that the device in question is "substantially equivalent" to another legally marketed device. Approval under this procedure may be granted within 90 days, but generally takes longer, and in some cases up to a year or more. Class I and II devices, as well as certain Class III devices for which the FDA has not called for a PMA, are reviewed under the 510(k) process. For all other Class III products, the manufacturer must file a PMA to show that the product is safe and effective based on extensive clinical testing and controlled trials among several diverse testing sites and population groups. These controlled trials may be conducted under an Investigational Device Exemption ("IDE") cleared by the FDA, or they may be conducted without FDA review if exempt from IDE requirements. The PMA process typically involves significantly more clinical testing than does the 510(k) procedure and could involve a significantly longer FDA review period after the date of filing. In responding to a PMA application, the FDA can either accept it for filing or reject it and require the manufacturer to include additional information in a resubmitted application. PMA applications that are accepted for filing may be reviewed by an FDA scientific advisory panel, which issues either a favorable or unfavorable recommendation regarding the device. The FDA is not bound by the panel's recommendation, but tends to give it significant weight. By law, the PMA process is to be completed within 180 days of acceptance of the PMA application for filing, although this time period can be, and typically is, extended by the FDA. A PMA application can take from one to several years to complete, and there can be no assurance that any submitted PMA application will ultimately be approved. Further, clearance or approval may place substantial restrictions on to whom and the indications for which the product may be marketed or to whom it may be marketed. Additionally, there can be no assurance that the FDA will not request additional data, or request that the Company conduct further clinical studies.

     The Company's instruments, with respect to automated IHC testing functions, been categorized by the FDA as automated cell staining devices and have been exempted from the 510(k) notification process. To date, ISH tests have not received FDA approval and, therefore, use of the gen II for ISH tests will be restricted to research applications. New instrument products that the Company may develop and introduce could require 510(k) notifications and clearances or PMA applications.

     All of the detection chemistries and most of the primary antibody products being sold by the Company are currently classified as Class II devices. Many of Ventana's detection chemistries have received 510(k) clearance from the FDA. Some of the antibodies being marketed by the Company are labeled for diagnostic use and have received 510(k) clearance from the FDA. The Company may wish to market certain antibodies with a label indicating that they can be used in the diagnosis of particular diseases, including cancer. These devices may be classified as Class III devices and may therefore require a PMA.

     After products have been cleared for marketing by the FDA, the Company will be subject to continuing FDA obligations. Clearances may be withdrawn or products may be recalled if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require surveillance programs to monitor the effect of products which have been commercialized, and has the power to prevent or limit further marketing of the product based on the results of these post-marketing programs. The FDA enforces regulations prohibiting the marketing of products for unapproved uses. Further, if the Company wanted to make changes on a product after FDA clearance or approval, including changes in indications or intended use or other significant modifications to labeling or manufacturing, additional clearances or approvals would be required. The FDA has broad regulatory and enforcement powers including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, withdraw clearances or approvals, restrict or enjoin the marketing of products, and impose civil and criminal penalties, any one or more of which could have a material adverse effect upon the Company.

     The Company is subject to FDA GMP regulations. The Company is in the process of implementing policies and procedures which are intended to allow the Company to receive ISO 9000 certification. ISO 9000 standards are worldwide standards for manufacturing process control, documentation and quality assurance. There can be no assurance that the Company will be successful in meeting ISO 9000 certification requirements. Under GMP regulations and ISO 9000 standards, the Company is subject to ongoing FDA and international compliance inspections.

     Laboratories using the Company's diagnostic devices for clinical use in the United States are regulated under CLIA, which is intended to ensure the quality and reliability of medical testing. Regulations implementing CLIA establish requirements for laboratories and laboratory personnel in the areas of administration, participation and proficiency testing, patient test management, quality control, personnel, quality assurance and inspection. Under these regulations, the specific requirements that a laboratory must meet depend on the complexity of the test being performed by the laboratory. Under CLIA regulations, all laboratories performing moderately complex or highly complex tests will be required to obtain either a registration certificate or certificate of accreditation from the Health Care Financing Administration. CLIA requirements may prevent some clinical laboratories from using certain of the Company's diagnostic products. Therefore, there can be no assurance that CLIA regulations and future administrative interpretations of CLIA will not have a material adverse impact on the Company by limiting the potential market for the Company's products.

     The Company sells products in certain international markets and plans to enter additional international markets. International sales of medical devices are subject to foreign government regulation, the requirements of which vary substantially from country to country. These range from comprehensive device approval requirements for some or all of the Company's medical device products to requests for product data or certifications. FDA approval is required for the export of Class III devices.

     In addition to the foregoing, the Company is subject to numerous federal, state and local laws and regulations relating to such matters as safe working conditions, laboratory and manufacturing practices, fire hazard control, disposal of hazardous or potentially hazardous substances and other environmental matters. To date, compliance with these laws and regulations has not had a material effect on the Company's financial position, and the Company has no plans for material capital expenditures relating to such matters. However, there can be no assurance that it will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not in the future have a material adverse effect on the Company's business. Any violation of, and the cost of compliance with, these regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

     Although the Company believes it will be able to comply with all applicable regulations regarding the manufacture and sale of diagnostic products, such regulations are always subject to change and depend heavily upon administrative interpretations. Delays in or failure to receive clearances or approvals of products the Company plans to introduce, or changes in the applicable regulatory climates could have a material adverse effect upon the business, financial condition or results of operations of the Company.

THIRD-PARTY REIMBURSEMENT

     Third-party payors, such as governmental programs and private insurance plans, can indirectly affect the pricing or relative attractiveness of the Company's products by regulating the maximum amount of reimbursement they will provide to the Company's customers for diagnostic testing services. In recent years, health care costs have risen substantially, and third-party payors have come under increasing pressure to reduce such costs. In this regard, legislative proposals relating to health care reform and cost containment have been introduced at the state and federal levels. The cost-containment measures that health care payors are instituting and the impact of any health care reform could have a material adverse effect on the levels of reimbursement the Company's customers receive from third-party payors and as a result on the Company's ability to market and sell its products. Such factors could have a material adverse effect on the Company's business, financial condition and results of operations.

FACILITIES

     Ventana's research laboratories, instrument and reagent manufacturing facilities and administrative offices are located in approximately 30,000 square feet of leased space in Tucson, Arizona. The lease expires in March 2001, subject to renewal terms. The BioTek research laboratory and reagent manufacturing facilities are located in a 8,500 square foot facility in Santa Barbara, California. This lease expires in September 1998; however, these operations are expected to be consolidated into the Tucson facilities in September 1996. The Company believes these premises can be subleased for the remaining term of the lease.

EMPLOYEES

     As of April 30, 1996, Ventana employed 126 persons full time. Of these employees, 57 were engaged in sales and marketing, 24 in research and development, 30 in manufacturing and 15 in general and administrative functions. None of Ventana's employees are covered by a collective bargaining agreement. Ventana considers its relations with its employees to be satisfactory.

BACKLOG

     Ventana typically ships orders for instruments and reagents shortly after receipt, and accordingly does not maintain a significant backlog.

LEGAL PROCEEDINGS

     In March 1995, BioGenex sued BioTek in federal court for infringement of certain patents held by BioGenex relating to an antigen retrieval method used in IHC tests. BioGenex's claims include claims of both direct and contributory infringement. BioTek has denied infringement and has asserted several defenses, including invalidity of the patent that is the subject of the litigation. In April 1995, BioTek ceased offering the products that were the subject of the alleged infringements. BioTek's total sales of these products during the period were approximately $0.6 million. A trial is currently scheduled for October 1, 1996. The parties have, from time to time, engaged in settlement negotiations. There can, however, be no assurance that a pre-trial settlement will be reached. Although there can be no assurance as to the ultimate resolution of this matter, based on currently available information, the Company does not believe that the resolution of this matter will have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company has received notices of various claims from certain current and former employees of BioTek. To date, no litigation has been instituted by any of these individuals. However, there can be no assurance that such individuals will not institute litigation against the Company. Based on its review of these matters, the Company does not believe that their resolution will have a material adverse effect on the Company's business, financial condition or results of operations.

     Other than the foregoing litigation, the Company is not a party to any material pending litigation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors and executive officers of the Company as of May 15, 1996:

             NAME               AGE                   POSITION
  --------------------------    ---       ---------------------------------
  Jack W. Schuler(1)            55        Chairman of the Board of
                                          Directors
  R. James Danehy               51        President, Chief Executive
                                          Officer and Director
  Stephen A. Tillson, Ph.D.     55        Vice President, Scientific
                                          Affairs and Quality Assurance
  R. Michael Rodgers            50        Vice President, Finance, Chief
                                          Financial Officer and Secretary
  Michael K. Cusack             39        Vice President, Marketing
  Anthony L. Hartman            45        Vice President, Research and
                                          Development
  Brian J. McGraw               35        Director of Engineering
  David P. Pauluzzi             35        National Sales Manager
  Bernard O. C. Questier        42        Vice President, European
                                          Operations
  Rex J. Bates                  72        Director
  Michael R. Danzi              36        Director
  Edward M. Giles(1)            60        Director
  Thomas M. Grogan, M.D.        50        Director
  John Patience(2)              48        Director
  C. Anthony Stellar, M.D.      66        Director
  James M. Strickland           53        Director
  James R. Weersing(2)          57        Director

- ---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Mr. Schuler has served as a director of Ventana since April 1991 and as Chairman of the Board of Directors since November 1995. Mr. Schuler has been Chairman of the Board of Directors of Stericycle, Inc., a specialized medical waste management company, since March 1990. Mr. Schuler is also a partner in Crabtree Partners, a Chicago based venture capital firm. Prior to joining Stericycle, Mr. Schuler held various executive positions at Abbott from December 1972 through August 1989, serving most recently as President and Chief Operating Officer. He is currently a director of Medtronic, Inc., Somatogen, Inc. and Chiron Corporation. Mr. Schuler received a B.S. in Mechanical Engineering from Tufts University and an M.B.A. from Stanford University.

     Mr. Danehy has served as President and Chief Executive Officer and a director of Ventana since September 1994. From June 1994 to September 1994, Mr. Danehy served as a consultant to the Company. From November 1993 to June 1994 Mr. Danehy served as an interim Chief Executive Officer and consultant for BioStar Diagnostics, where he also served as a director from January 1994 to March 1995. From 1972 to 1993, Mr. Danehy worked in a variety of capacities for Abbott. From 1977 through 1989, Mr. Danehy held marketing and general management responsibilities in Abbott's Diagnostics Division that included Product Manager for hepatitis products, Marketing Manager for Clinical Chemistry Systems, Group Marketing Manager for TDx Systems, Director of Marketing for North America and General Manager for Transfusion Diagnostics which included the AIDS test. Mr. Danehy received a B.S. in Chemistry from St. Joseph's College and an M.B.A. from Loyola University of Chicago.

     Dr. Tillson has served as Vice President of Scientific Affairs and Quality Assurance since August 1995. From the time of his joining Ventana in May 1992 until July 1995, Dr. Tillson served as Director of Scientific

Affairs and Quality Assurance. From January 1990 to May 1992, Dr. Tillson was as a principal of Ticon Company Consulting. He has 25 years experience in the diagnostic and pharmaceutical industry. Dr. Tillson holds a Ph.D. from Purdue University and received a B.S. from California State Polytechnic University and an M.B.A. from St. Mary's College of California.

     Mr. Rodgers joined Ventana in February 1994 as Chief Financial Officer and was appointed Vice President, Finance and Secretary in May 1994. From June 1992 until October 1993, Mr. Rodgers was Vice President and Chief Financial Officer with BioMedical Waste Systems, Inc., a medical waste management firm. From December 1988 to December 1991, Mr. Rodgers served as Executive Vice President of Friedkin Investments, Inc., a merchant banking firm. Mr. Rodgers received a B.S. in Business and Accounting from Menlo College and an M.B.A. from the University of Houston. Mr. Rodgers is a Certified Public Accountant.

     Mr. Cusack has served as Vice President of Marketing since September 1994. Mr. Cusack has also served as President Directeur General of Ventana Medical Systems, S.A., a wholly-owned subsidiary of Ventana, since September 1995. From November 1992 until joining Ventana, Mr. Cusack acted as General Manager, Europe and Mideast for CYTYC S.A.R.L., a medical diagnostics company with operations in the United States and abroad. Prior to CYTYC, Mr. Cusack held various marketing and managerial positions with Abbott's Diagnostics Division. Mr. Cusack received a B.S. from the University of Delaware and an M.B.A. from Temple University.

     Mr. Hartman has served as Vice President of Research and Development since April 1996. Mr. Hartman joined Ventana in August 1990 as Senior Research and Development Scientist, and he has also served as Director of Product Development and Customer Support. Prior to joining Ventana, Mr. Hartman was a Research Assistant Professor of Pathology at the University of Cincinnati College of Medicine where he supervised the departmental service laboratory for IHC and ISH. Mr. Hartman received a B.S. in General Science from the University of Portland and an M.S. in Biophysics and Genetics from the University of Colorado.

     Mr. McGraw joined Ventana in September 1991 and has been the Director of Engineering since December 1994. Prior to Mr. McGraw's promotion to Director of Engineering, he was a Senior Engineer. From July 1987 until August 1991, Mr. McGraw held various management and system design positions in Abbott's Diagnostics Division. Mr. McGraw received a B.S. in Mechanical Engineering from West Virginia University.

     Mr. Pauluzzi has served as National Sales Manager of Ventana since June 1995. He had previously served in various sales positions since joining Ventana in March 1993. From January 1985 until joining Ventana, Mr. Pauluzzi worked for Abbott's Diagnostics Division in a variety of marketing and sales and product management positions. Mr. Pauluzzi received a B.B.A. in Public Accounting from Loyola University of Chicago.

     Mr. Questier has served as Vice President of European Operations of Ventana since February 1996. From October 1990 until joining Ventana in October 1995, Mr. Questier held a number of management positions in E.I. DuPont de Nemours, most recently as Business Manager for New Products in Europe. Mr. Questier received a degree in Chemical Engineering from the Technical Institute in Oostende, Belgium.

     Mr. Bates has served as a director of Ventana since April of 1996. From August 1991 to May 1995 Mr. Bates served on the Board of Directors of Twentieth Century Industries and was a member of its compensation committee. Prior to Twentieth Century Industries, Mr. Bates served as the Vice-Chairman of the Board of Directors of the State Farm Mutual Automobile Insurance Company. Mr. Bates also served as State Farm's Chief Investment Officer. In March of 1991, Mr. Bates retired from State Farm. Prior to Mr. Bates' employment with State Farm, he was a partner in the investment firm of Stein, Roe & Farnham in Chicago. Mr. Bates received a B.S. and an M.S. from the University of Chicago.

     Mr. Danzi has served as a director of Ventana since April 1996. Prior to the acquisition of BioTek, Mr. Danzi served as the President and Chairman of BioTek and was associated with BioTek as a director and investor since 1993. Mr. Danzi is the founder and Managing Director of Danzi Capital Group, a securities firm. Mr. Danzi received a B.S. in Materials Science and Engineering from Cornell University, is a graduate of the United States Naval Nuclear Power School graduate level engineering program and received an M.B.A. from Harvard University.

     Mr. Giles has served as director of Ventana since September 1992. Mr. Giles has served as Chairman and President of The Vertical Group, Inc., a venture capital investment firm, since January 1989. Mr. Giles was previously President of F. Eberstadt & Co., Inc., a securities firm, and Vice Chairman of Peter B. Cannell & Co., Inc., an investment management firm. He is currently a director of McWhorter Technologies, Inc. Mr. Giles received a B.S.E.E. in Chemical Engineering from Princeton University and an M.S. in Industrial Management from the Massachusetts Institute of Technology.

     Dr. Grogan is a founder, a director and Chairman Emeritus of Ventana. He has served as a director since the founding of the Company in June 1985 and as Chairman of the Board of Ventana from June 1985 to November 1995. He is currently a professor of pathology at the University of Arizona, College of Medicine, where he has taught since 1979. He received a B.A. in Biology from the University of Virginia and an M.D. from George Washington School of Medicine. Dr. Grogan completed a post-doctorate fellowship at Stanford University.

     Mr. Patience has served as a director of Ventana since July 1989. Mr. Patience was a co-founder and served as a General Partner of Marquette Venture Partners, a venture capital investment firm, from January 1988 until March 1995. Since April 1995, Mr. Patience has been a partner in Crabtree Partners, a Chicago-based venture capital firm. Mr. Patience was previously a partner in the consulting firm of McKinsey & Co., specializing in health care. He is currently a director of TRO Learning, Inc. Mr. Patience received a B.A. in Liberal Arts and an L.L.B. from the University of Sydney, Australia, and an M.B.A. from the University of Pennsylvania Wharton School of Business.

     Dr. Stellar has served as a director of Ventana since April 1996. Since 1964, he has been in private practice as a surgeon in Laguna Hills, California. Dr. Stellar is certified by the American Board of Surgery and the Board of Thoracic Surgery and is a Fellow of the American College of Surgeons and the College of Chest Physicians. Dr. Stellar received a B.S. and an M.D. from Stanford University.

     Mr. Strickland has served as a director of Ventana since December 1987. Mr. Strickland is a founder and has been the General Partner of Coronado Venture Management L.P., a venture capital investment firm, since October 1986. Mr. Strickland was previously Vice President of Burr Brown Corporation, a semiconductor manufacturer. Mr. Strickland received a B.S. and an M.S. in Electrical Engineering from the University of New Mexico and an M.S. in Industrial Administration from the Carnegie Institute of Technology.

     Mr. Weersing has served as a director of Ventana since October 1994. Since 1984, Mr. Weersing has been a Managing Director of MBW Venture Partners, a venture capital investment firm. Mr. Weersing has also served as President of JRW Technology, Inc., a consulting firm. Mr. Weersing served as a director of Circadian, Inc., an asthma dosage management company, from December 1993 until January 1996. Circadian filed a petition under Chapter 7 of the federal bankruptcy laws in January 1996. Mr. Weersing received an B.S.M.E. and an MBA from Stanford University.

BOARD OF DIRECTORS

     The Company's Bylaws authorize and the Company currently has a board of 10 directors. All directors hold office until the next annual meeting of stockholders or until their successors have been elected. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company. The Company does not pay cash compensation to directors for serving in that capacity, although the Company does reimburse directors for expenses incurred in attending Board of Directors meetings. The Board of Directors has, among other committees, a Compensation Committee that makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company and an Audit Committee that reviews the results and scope of the audit and other services provided by the Company's independent auditors. From and after the closing date of the acquisition of BioTek and until the repayment of the principal amount of the Exchange Notes by Ventana in exchange for notes held by holders of BioTek, Ventana is obligated to nominate at its annual meetings of stockholders two representatives of BioTek (the "BioTek Representatives") for election to Ventana's Board of Directors. The BioTek Representatives who are currently serving on the Board of Directors pursuant to this right are Michael R. Danzi and C. Anthony Stellar, M.D.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers calculated on an annual basis (salary and bonus) for services rendered in all capacities to the Company during the year ended December 31, 1995 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM COMPENSATION
                                                                   -----------------------
                                                                           AWARDS
                                                                   -----------------------
                                          ANNUAL COMPENSATION      RESTRICTED   SECURITIES      ALL OTHER
                                          --------------------       STOCK      UNDERLYING       ANNUAL
  NAME AND PRINCIPAL POSITION     YEAR    SALARY($)    BONUS($)    AWARDS($)     OPTIONS     COMPENSATION($)
- -------------------------------  ------   --------     -------     ----------   ----------   ---------------
R. James Danehy................   1995    $200,000          --          --             --             --
  President and Chief Executive
  Officer
Bernard O. C. Questier.........   1995     150,000(1)        0(2)       --         36,956        $63,800(3)
  Vice President, European
  Operations
David P. Pauluzzi..............   1995      84,855      48,207(4)       --         23,098             --
  National Sales Manager
Michael K. Cusack..............   1995     100,054          --          --             --             --
  Vice President, Marketing
R. Michael Rodgers.............   1995      97,030          --          --         15,152             --
  Vice President, Finance and
  Chief Financial Officer and
  Secretary

- ---------------

(1) Mr. Questier joined the Company in October of 1995. During 1995, he was paid $12,500 per month. His salary is fixed to the French Franc to protect against currency fluctuations should the United States Dollar depreciate relative to the French Franc; however, if the United States Dollar appreciates relative to the French Franc, Mr. Questier's salary shall remain unchanged.

(2) Although Mr. Questier received no bonus for 1995, he was guaranteed a one-time nonrecurring $7,500 bonus in 1996 for signing his employment contract in October of 1995 and meeting certain other conditions.

(3) Consists of relocation expenses of $55,000 associated with Mr. Questier's move from Germany to France, which have been accrued but not yet fully paid, and an $8,800 annual automobile allowance.

(4) Consists entirely of commissions earned through employment as the Company's Northern Regional Sales Manager prior to his promotion to National Sales Manager in June of 1995.

STOCK OPTION INFORMATION

     The following table contains information concerning the stock option grants made to each of the Named Officers for the year ended December 31, 1995.

                           OPTION GRANTS IN LAST YEAR

                                                                                            POTENTIAL
                                                                                           REALIZABLE
                                              INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                            ------------------------------------------------------       ANNUAL RATES OF
                            NUMBER OF      % OF TOTAL                                      STOCK PRICE
                            SECURITIES      OPTIONS       EXERCISE                      APPRECIATION FOR
                            UNDERLYING     GRANTED TO      OR BASE                       OPTION TERM(4)
                             OPTIONS       EMPLOYEES        PRICE       EXPIRATION     -------------------
           NAME             GRANTED(1)     IN 1995(2)     ($/SH)(3)        DATE         5%($)      10%($)
- --------------------------  ----------     ----------     ---------     ----------     -------     -------
R. James Danehy...........         --            --            --               --          --          --
Bernard O. C. Questier....     36,956         11.39%        $0.84          10/4/05     $19,496     $49,406
David P. Pauluzzi.........     23,098          7.12          0.84           4/4/05-     12,185      30,879
                                                                           6/30/05
Michael K. Cusack.........         --            --            --               --          --          --
R. Michael Rodgers........     15,152          4.67          0.84           4/4/05       7,993      20,256

- ---------------

(1) Options were granted under the Company's 1988 Stock Option Plan. These generally vest over four years from the date of grant.

(2) Based on an aggregate of 324,467 options granted by the Company in the year ended December 31, 1995 under the Company's 1988 Stock Option Plan to all employees of and consultants to the Company, including the Named Executive Officers.

(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Company's Board of Directors.

(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR-END OPTION VALUES

     The following table sets forth, for each of the Named Executive Officers, the shares acquired and the value realized on exercises of stock options during the year ended December 31, 1995 and the year-end number and value of exercisable and unexercisable options.

                                                            NUMBER OF SECURITIES
                                                                 UNDERLYING                 VALUE OF UNEXERCISED
                                                            UNEXERCISED OPTIONS             IN-THE-MONEY OPTIONS
                           SHARES                           AT DECEMBER 31, 1995            AT DECEMBER 31, 1995
                         ACQUIRED ON       VALUE        ----------------------------    ----------------------------
         NAME            EXERCISE(#)    REALIZED($)     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- -----------------------  -----------    ------------    -----------    -------------    -----------    -------------
R. James Danehy........         --             --           4,968         209,419         $ 3,898        $ 164,333
Bernard O.C.
  Questier.............         --             --              --          36,956              --           29,000
David P. Pauluzzi......      1,899         $1,461             661          25,157             495           19,620
Michael K. Cusack......         --             --           8,623          20,942           6,767           16,433
R. Michael Rodgers.....      9,239          6,500           4,157          31,320           3,150           23,040

- ---------------

(1) The value of "in-the-money" stock options represents the positive spread between the exercise price of stock options, which ranges from $0.60 per share to $0.95 per share, and the fair market value for the Company's Common Stock of $1.62 per share as of December 31, 1995, as determined by the Company's Board of Directors.

EMPLOYMENT AGREEMENTS

     The Company has an employment agreement with Bernard O.C. Questier, its Vice President of European Operations. The agreement provides for annual compensation of $150,000, which is fixed to the French Franc to protect against currency fluctuations should the United States Dollar depreciate relative to the French Franc; however, if the United States Dollar appreciates relative to the French Franc, Mr. Questier's salary shall remain unchanged. The agreement also provides for, in the event of Mr. Questier's termination, continued compensation through the quarter in which notice of termination is given plus one additional full quarter. The agreement does not provide for any specified term of employment. The Company currently has no employment contracts or agreements with any of the other Named Executive Officers or with any other person.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consists of Jack W. Schuler and Edward M. Giles. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for employees of and consultants to the Company, except that the Compensation Committee has full power and authority to grant stock options to the Company's executive officers under the Company's 1996 Stock Option Plan. Mr. Danehy served as a member of the Compensation Committee until April 1996.

STOCK PLANS

     1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the "1996 Stock Plan") was adopted by the Board of Directors in April 1996. A total of 1,000,000 shares of Common Stock are reserved for issuance under the 1996 Stock Plan. As of May 15, 1996, no options to purchase shares of Common Stock have been granted pursuant to the 1996 Stock Plan.

     1988 Stock Option Plan. The Company's 1988 Stock Option Plan (the "1988 Stock Plan") was adopted by the Board of Directors in March 1988 and approved by the stockholders in February 1989. A total of 1,339,663 shares of Common Stock are reserved for issuance under the 1988 Stock Plan. As of May 15, 1996, 298,453 shares of Common Stock had been issued upon exercise of stock options, options to purchase an aggregate of 840,357 shares were outstanding at a weighted average exercise price of $2.48 per share, and 200,842 shares remained available for future issuance under the 1988 Stock Plan.

     1991 Employee Stock Purchase Plan. The Company's 1991 Employee Stock Purchase Plan (the "1991 Purchase Plan") was adopted by the Board of Directors in 1991 and approved by the stockholders in 1991. Shares of Preferred Stock convertible into an aggregate of 92,391 shares of Common Stock have been authorized for issuance under the 1991 Purchase Plan of which 82,408 shares have been issued. The 1991 Purchase Plan, which is intended to qualify under Section 423 of the Code, is administered by the Board of Directors of the Company or by a committee appointed by the Board of Directors. The 1991 Purchase Plan will terminate on June 30, 1996 at the conclusion of the current purchase period.

     1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan") was adopted by the board of directors in April 1996. A total of 200,000 shares of Common Stock are reserved for issuance under the 1996 Purchase Plan. Under the 1996 Purchase Plan, the Company withholds a specified percentage of each salary payment to participating employees over certain offering periods. Any employee who is currently employed for at least 20 hours per week and more than five months in a calendar year by the Company or any majority owned subsidiary designated by the Board of Directors from time to time, and who does not own 5% or more of the total combined voting power or value of all classes of the capital stock of the Company or of any subsidiary of the Company, is eligible to participate in the 1996 Purchase Plan. Unless the Board of Directors determines otherwise, each offering period will run for 24 months and will be divided into four consecutive periods of approximately six months. The first offering period and first purchase period will commence on or about the date of this Prospectus. New offering periods will commence every six months. The price at which stock is purchased under the 1996 Purchase Plan is equal to

85% of the fair market value of the Common Stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower.

SECTION 401(K) PLAN

     In September 1993, the Company adopted a Retirement Savings and Investment Plan that is intended to qualify under Section 401(k) of the Code (the "401(k) Plan") covering the Company's full-time employees located in the United States. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants in the 401(k) Plan. To date, the Company has not made any contributions to the 401(k) Plan.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

     The Company has adopted provisions in its Restated Certificate of Incorporation that eliminate the personal liability of its directors for monetary damages arising from breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law, and authorize the Company to indemnify its directors and officers to the fullest extent permitted by law. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements providing for the foregoing with its directors and executive officers. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     At present, there is no pending litigation or proceeding involving a director or officer of the Company where indemnification is required or permitted, nor is the Company aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     Since January 1, 1993, the Company has sold shares of Series D Preferred Stock convertible into shares of Common Stock in private financings. In connection with such sales, the Company has also issued warrants to acquire shares of Series D Preferred Stock at an exercise price of $5.82 which are convertible into shares of Common Stock. The purchasers of the Series D Preferred Stock included the following 5% stockholders, directors and entities affiliated with directors.

                                                                                SHARES OF
                                                                                SERIES D
                                                      SHARES OF SERIES D     PREFERRED STOCK
                            NAME                      PREFERRED STOCK(1)   UNDERLYING WARRANTS
        --------------------------------------------  ------------------   -------------------
        DIRECTORS AND ENTITIES AFFILIATED WITH
          DIRECTORS
        Entities affiliated with Coronado Venture
          Fund
          (James M. Strickland).....................         103,136                 860
        Edward M. Giles IRA.........................           1,211                  61
        MBW Venture Partners, L.P. (James R.
          Weersing).................................          90,466               4,524
        Jack W. Schuler.............................          12,200                 611
        Entities affiliated with The Vertical Group
          (Edward M. Giles).........................          10,624                 533
        Rex J. Bates................................           5,090                 255
        OTHER 5% STOCKHOLDERS
        State Farm Mutual Automobile Insurance
          Company...................................         171,890               8,780
        Entities affiliated with Marquette Venture
          Partners..................................         475,123               6,716

- ---------------

(1) Each share of Preferred Stock will convert into one share of Common Stock upon the closing of this Offering.

     In April 1996, the Company sold an aggregate of 646,659 shares of Common Stock to Jack Schuler, the Company's Chairman, John Patience, a director of the Company, and venture capital funds affiliated with Marquette Venture Partners ("Marquette"), a principal stockholder of the Company, at a purchase price of $1.62 per share. Messrs. Schuler and Patience paid the purchase price for their shares 10% in cash and 90% through a full recourse promissory note secured by the underlying shares of Common Stock. Marquette paid the purchase price for their shares in cash. These stock purchases were approved by the Company's Board of Directors in principle in January 1996 and the specific terms of the stock purchases were approved by the Board of Directors on February 23, 1996. Messrs. Schuler and Patience were provided with the opportunity to purchase these shares in connection with (i) their efforts and assistance in completing the BioTek acquisition and assisting management with the integration of the companies, (ii) Mr. Schuler's decision to serve as Chairman of the Board of Directors and (iii) Mr. Schuler's and Mr. Patience's devotion of a significant portion of their work time to the Company's business. These shares are subject to a right of repurchase at cost in favor of the Company, which repurchase right will lapse as the shares become vested. The shares will become vested as follows: (i) an aggregate of 193,946 shares (including 97,010 shares purchased by Mr. Schuler, 66,753 shares purchased by Mr. Patience and 30,183 shares purchased by Marquette) will become vested upon the completion of this Offering, (ii) 172,462 shares purchased by Mr. Schuler will vest in 48 equal monthly installments commencing February 26, 1996 provided that Mr. Schuler continues to serve as Chairman of the Board of Directors, and (iii) 129,347 shares purchased by Mr. Patience and 150,904 shares purchased by Mr. Schuler will vest in 24 equal monthly installments provided that such individuals devote one-half of their work time to the Company's business on a cumulative basis over such vesting period.

     In August 1994 the Company hired R. James Danehy to serve as President, Chief Executive Officer and a director of the Company. In connection therewith, the Company issued Mr. Danehy a stock option (the "Option") covering 295,650 shares of Common Stock at an exercise price of $0.84 per share. In addition, the

Company provided Mr. Danehy the opportunity to purchase up to $200,000 of Series D Preferred Stock at $5.82 per share. As an incentive to purchase such shares, the Company also provided Mr. Danehy the opportunity to purchase approximately
0.37 additional shares of Common Stock at $0.84 per share for each two shares of Series D Preferred Stock purchased. Mr. Danehy acquired 34,378 shares of Series D Preferred Stock and 17,189 shares of Common Stock pursuant to this right in January 1996. In order to facilitate the transfer of shares to Mr. Danehy's individual retirement account ("IRA"), the Company in November 1995 cancelled 81,263 shares subject to the Option which had vested and allowed Mr. Danehy to purchase 81,263 shares of Common Stock at a purchase price of $0.84 per share through his self-directed IRA. In January 1996 the Company granted Mr. Danehy options to acquire 28,974 shares of Common Stock at $1.62 per share.

     In February 1996 the Company acquired BioTek for aggregate consideration of $18.8 million including the issuance of approximately $12.0 million in Exchange Notes in exchange for notes held by the holders of BioTek. In addition, $0.2 million in Exchange Notes were held back from the amounts payable at the closing of the acquisition and placed in escrow to indemnify Ventana from losses incurred in connection with certain matters related to the acquisition. Until the Exchange Notes have been repaid, the Company is obligated to nominate at its annual meeting of stockholders two BioTek Representatives for election to Ventana's Board of Directors. The BioTek Representatives currently serving on the Ventana Board are Michael R. Danzi and C. Anthony Stellar, M.D. In connection with the acquisition, Mr. Danzi and Dr. Stellar exchanged BioTek notes for Exchange Notes in aggregate principal amounts of $85,620 and $1,110,094, respectively.

     The Exchange Notes provide each holder, during a 30-day period, the opportunity to convert Exchange Notes into shares of Ventana Common Stock at a conversion price of $13.53 per share. Holders of Exchange Notes who did not make an election to convert all or any portion of such holders' Exchange Notes were deemed to have automatically converted one-half of the principal amount of such holders' Exchange Notes. No interest was deemed to accrue on the balance of Exchange Notes which were converted. Upon expiration of the conversion period, an aggregate of $3.0 million in principal amount of Exchange Notes were converted into 225,100 shares of Common Stock and an aggregate of $9.2 million of Exchange Notes remained outstanding.

     In connection with the acquisition in February 1996, the Company issued (the "BioTek Financing") $4.6 million of convertible subordinated debt (the "Notes") together with warrants to purchase 800,343 shares of Series D Preferred Stock at an exercise price of $5.82 per share (the "Warrants") to certain current stockholders of the Company. The proceeds from the issuance of the Notes were used to fund all of the cash portion of the consideration paid by Ventana to acquire BioTek plus related working capital requirements. In May 1996, the Company provided all holders of Preferred Stock who did not participate in the BioTek Financing the opportunity to purchase identical securities as were issued in the BioTek Financing and pursuant to the election by such holders, $0.45 million principal amount of Notes and Warrants to acquire 78,808 shares of Series D Preferred Stock were issued. The Notes were convertible into Common Stock at a conversion price of $13.53 per share for a period of 30 days from issuance. No holders elected to convert their Notes into Common Stock. The following table sets forth the aggregate principal amount of the Ventana

Notes and the number of shares of Series D Preferred Stock to be issued upon exercise of the Warrants held by executive officers, directors and 5% stockholders:

                                                                                     SHARES
                                                                       LOAN        UNDERLYING
                                                                     PRINCIPAL      WARRANTS
                                                                     ---------     ----------
    MBW Venture Partners, L.P......................................    938,424       162,059
    State Farm Mutual Automobile Insurance Company.................    630,555       108,893
    Jack W. Schuler................................................    688,601       118,917
    Entities affiliated with Edward M. Giles.......................    653,944       112,933
    John Patience..................................................    559,884        96,689
    Rex J. Bates...................................................     64,698        11,173
    James M. Strickland............................................      5,000           860
    Thomas M. Grogan, M.D.(1) .....................................      2,667           459

- ---------------
(1) Represents shares beneficially owned by C. Ovens, Inc.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information known to the Company with respect to the beneficial ownership of its Common Stock as of May 15, 1996 (assuming the exercise of all outstanding warrants and the conversion of all outstanding shares of Preferred Stock into Common Stock), and as adjusted to reflect the sale of Common Stock offered by the Company and by each of the Selling Stockholders hereby, for (i) each Selling Stockholder, (ii) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (iii) each of the Company's directors, (iv) each Named Executive Officer, and (v) all directors and executive officers as a group.

                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                  OWNED PRIOR TO      NUMBER OF     OWNED AFTER THE
                                                  OFFERING(1)(2)       SHARES         OFFERING(3)
                                               --------------------     BEING     -------------------
                     NAME                        NUMBER     PERCENT    OFFERED     NUMBER     PERCENT
- ---------------------------------------------- ----------   -------   ---------   ---------   -------
EXECUTIVE OFFICERS, DIRECTORS OR 5%
  STOCKHOLDERS
Entities affiliated with Marquette Venture
Partners(4)
520 Lake Cook Rd., Suite 450
Deerfield, IL 60015...........................  1,918,650     21.9%     444,017   1,474,633     13.4%
MBW Venture Partners, L.P.(5)
  James R. Weersing
  365 South Street
  Morristown, NJ 07960........................  1,442,351     16.1           --   1,442,351     13.0
State Farm Mutual Automobile Insurance
  Company(6)
  One State Farm Plaza
  Bloomington, IL 61701.......................    887,173     10.0           --     887,173      8.0
Jack W. Schuler(7)
  1419 Lake Cook Road, Suite 415
  Deerfield, IL 60015.........................    965,963     10.9           --     965,963      8.7
R. James Danehy(8)............................    209,890      2.4           --     209,890      1.9
R. Michael Rodgers(9).........................     22,291        *           --      22,291        *
Michael K. Cusack(10).........................     14,053        *           --      14,053        *
David P. Pauluzzi(11).........................     10,927        *           --      10,927        *
Bernard O.C. Questier.........................          0        *           --           0        *
Rex J. Bates(12)..............................     31,301        *           --      31,301        *
Michael R. Danzi(13)..........................      9,566        *           --       9,566        *
Edward M. Giles(14)...........................    291,548      3.3           --     291,548      2.6
Thomas M. Grogan, M.D.(15)....................    169,820      1.9           --     169,820      1.5
John Patience(16).............................    292,789      3.3           --     292,789      2.6
C. Anthony Stellar, M.D.(17)..................     19,959        *           --      19,959        *
James M. Strickland(7)(18)....................    402,547      4.6           --     402,547      3.7
James R. Weersing(5)(19)......................  1,448,560     16.5           --   1,448,560     13.2
All directors and executive officers as
  a group (17 persons)........................  3,940,247     41.2           --   3,932,579     33.5

                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                  OWNED PRIOR TO      NUMBER OF     OWNED AFTER THE
                                                  OFFERING(1)(2)       SHARES         OFFERING(3)
                                               --------------------     BEING     -------------------
                     NAME                        NUMBER     PERCENT    OFFERED     NUMBER     PERCENT
- ---------------------------------------------- ----------   -------   ---------   ---------   -------
OTHER SELLING STOCKHOLDERS
The CIT Group/Venture Capital, Inc.(20).......  1,186,047     13.4%     101,945   1,084,102      9.8%
Interwest Partners IV, L.P. ..................  1,003,616     11.4       86,265     917,351      8.4
Victoria Bannister(21)........................    286,863      3.3       10,744     276,119      2.5
W. Ross Humphreys(22).........................    148,218      1.7       73,558      74,660        *
J. David Lowell(23)...........................     64,191        *       28,428      35,763        *
David Nunnery.................................     46,993        *          931      46,062        *
Jan Karel Smeets..............................     31,271        *       15,635      15,636        *
Douglas F. Sweet..............................     30,465        *          716      29,749        *
Richard B. Peterson(24).......................     25,955        *        5,157      20,798        *
Thomas B. Healey..............................     20,882        *       10,441      10,441        *
Dorothy L. O'Neal Revocable Trust(25).........     19,903        *        8,814      11,089        *
Wm. Kent Wonders(26)..........................     12,839        *        1,895      10,944        *
Entities affiliated with the Myron S. and Joan
  D. Eichen Family Trust(27)..................     10,175        *        2,043       8,132        *
Charles J. Casebeer(28).......................      9,765        *          260       9,505        *
Jessica Youle(29).............................      9,630        *        4,264       5,366        *
Mary Cawley(30)...............................      6,653        *        3,326       3,327        *
Lawrance A. Brown, Jr.(31)....................      4,958        *          613       4,345        *
Philip E. McCarthy(32)........................      2,941        *           96       2,845        *
Entities affiliated with the Thomas H. and
  Rosemary S. Tisch Trust.....................      2,349        *          546       1,803        *
Ned M. Weinshenker Money Purchase
  Pension Plan................................        905        *          210         695        *
Wayne L. Clevenger Pension Plan...............        411        *           96         315        *

- ---------------

  * Less than 1%.

 (1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.

 (2) Applicable percentage of ownership is based on 8,774,883 shares of Common Stock outstanding as of May 15, 1996 together with shares issuable pursuant to applicable options and warrants of such stockholder which may be exercised within 60 days after May 15, 1996. Shares of Common Stock subject to options and warrants currently exercisable or exercisable within 60 days after May 15, 1996 are deemed outstanding for computing the percentage ownership of the person holding such options and warrants, but are not deemed outstanding for computing the percentage of any other person. Assumes the issuance of 64,244 shares of Common Stock upon the assumed exercise of outstanding warrants which would otherwise expire upon the closing of this Offering.

 (3) Assumes no exercise of the Underwriters' Over-Allotment Option. See "Underwriting." Applicable percentage ownership is based upon 10,974,883 shares of Common Stock outstanding as of May 15, 1996 together with shares issuable pursuant to applicable options and warrants for each stockholder currently exercisable or exercisable within 60 days after May 15, 1996.

     In the event that the Over-Allotment Option is exercised, entities affiliated with Marquette Venture Partners, The CIT Group/Venture Capital, Inc., Interwest Partners IV, L.P., Victoria Bannister, David Nunnery, Douglas F. Sweet, Richard B. Peterson, entities affiliated with Myron S. Eichen and Joan D. Eichen Family Trust, Charles J. Casebeer, Lawrance A. Brown, Jr., Philip E. McCarthy, entities affiliated with the Thomas H. and Rosemary S. Tisch Trust, Ned M. Weinshenker Money Purchase Plan and Wayne
     L. Clevenger Pension Plan will sell to the Underwriters a percentage of the shares subject to the Over-Allotment Option approximately equal to the percentage of the Shares being offered by such Selling Stockholder (and set forth in the table above) bears to the total number of Shares being offered by all such Selling Stockholders (and set forth in the table above).

 (4) Includes 1,464,153 shares beneficially owned by Marquette Venture Partners, L.P.; 441,871 shares beneficially owned by Marquette Venture Partners II, L.P.; and 12,626 shares beneficially owned by MVP II Affiliate Fund, L.P.

 (5) Includes 1,280,292 shares beneficially owned by MBW Venture Partners, L.P. (of which 162,059 shares are issuable upon the exercise of warrants held by MBW Venture Partners, L.P.). Mr. Weersing, a director of the Company, is Managing Director of MBW Venture Partners Limited. Mr. Weersing disclaims beneficial ownership of the shares beneficially owned by MBW Venture Partners, L.P. except to the extent of his proportional partnership interest therein.

 (6) Includes 108,893 shares issuable upon the exercise of warrants held by State Farm Mutual Automobile Insurance Company.

 (7) Includes 118,917 shares issuable upon the exercise of warrants held by Mr. Schuler; 73,512 shares beneficially owned by Mr. Schuler, as custodian for Tanya Eva Schuler; 73,513 shares beneficially owned by Mr. Schuler, as custodian for Tess Heidi Schuler; and 73,512 shares beneficially owned by Mr. Schuler, as custodian for Tino Hans Schuler.

 (8) Includes 77,059 shares issuable upon the exercise of options exercisable within 60 days of May 15, 1996 held by Mr. Danehy.

 (9) Includes 13,050 shares issuable upon the exercise of options exercisable within 60 days of May 15, 1996 held by Mr. Rodgers.

(10) Includes 12,935 shares issuable upon the exercise of options exercisable within 60 days of May 15, 1996 held by Mr. Cusack.

(11) Includes 8,056 shares issuable upon the exercise of options exercisable within 60 days of May 15, 1996 held by Mr. Pauluzzi.

(12) Includes 11,173 shares issuable upon the exercise of warrants held by Mr. Bates.

(13) Includes 1,087 shares beneficially owned by Barbara A. Danzi.

(14) Includes 122,886 shares beneficially owned by Vertical Fund, L.P. (of which 85,945 shares are issuable upon the exercise of warrants held by Vertical Fund, L.P.); 36,741 shares beneficially owned by Vertical Medical Partners, L.P.; and 108,292 shares beneficially owned by Vertical Partners, L.P. (of which 21,831 shares are issuable upon the exercise of warrants held by Vertical Partners, L.P.). Also includes 23,429 shares beneficially owned by Edward M. Giles IRA (of which 5,157 shares are issuable upon the exercise of warrants held by Edward M. Giles IRA). Mr. Giles, a director of the Company, is Chairman and President of The Vertical Group, Inc. Mr. Giles disclaims beneficial ownership of the shares beneficially owned by such entities affiliated with The Vertical Group, Inc. except to the extent of his proportionate partnership interest therein.

(15) Includes 3,696 shares beneficially owned by Andrew Grogan; 7,710 shares beneficially owned by C. Ovens, Inc. (of which 459 shares are issuable upon the exercise of warrants held by C. Ovens, Inc.); and 38,306 shares issuable upon exercise of options exercisable within 60 days of May 15, 1996 held by Dr. Grogan.

(16) Includes 96,689 shares issuable upon the exercise of warrants held by Mr. Patience.

(17) Includes 740 shares beneficially owned by Diane Stellar, and 740 shares beneficially owned by Andrew Stellar.

(18) Includes 860 shares issuable upon the exercise of warrants held by Mr. Strickland. Also includes 120,670 shares beneficially owned by Coronado Venture Fund; 163,059 shares beneficially owned by Coronado Venture Fund II, L.P.; 103,996 shares beneficially owned by Coronado Venture Fund III, L.P.; and 13,962 shares beneficially owned by Coronado Venture Co-Investor Limited Partnership. Mr. Strickland, a director of the Company, is a general partner of Coronado Venture Management. Mr. Strickland disclaims beneficial ownership of the shares beneficially owned by such entities except to the extent of his proportionate partnership interest therein.

(19) Includes 6,209 shares beneficially owned by James R. Weersing and Mary H. Weersing, Trustees of the Weersing Family Trust U/D/T dated April 24, 1991.

(20) Includes 77,351 shares issuable upon exercise of warrants held by the CIT Group/Venture Capital, Inc.

(21) Includes 15,303 shares issuable upon the exercise of warrants held by Ms. Bannister.

(22) Includes 1,101 shares issuable upon the exercise of warrants held by Mr. Humphreys.

(23) Includes 7,334 shares issuable upon the exercise of warrants held by Mr. Lowell.

(24) Includes 6,668 shares issuable upon the exercise of warrants held by Mr. Peterson.

(25) Includes 2,274 shares issuable upon the exercise of warrants held by the Dorothy L. O'Neal Revocable Trust.

(26) Includes 1,467 shares issuable upon the exercise of warrants held by Mr. Wonders.

(27) Includes 1,134 shares issuable upon the exercise of warrants held by the Myron S. and Joan D. Eichen Family Trust.

(28) Includes 1,116 shares issuable upon the exercise of warrants held by Mr. Casebeer.

(29) Includes 1,101 shares issuable upon the exercise of warrants held by Ms. Youle.

(30) Includes 370 shares beneficially owned by Ms. Cawley as custodian for Andrew C. Cawley, and 370 shares beneficially owned by Ms. Cawley as custodian for Graham D. Cawley.

(31) Includes 1,851 shares issuable upon the exercise of warrants held by Mr. Brown.

(32) Includes 2,119 shares issuable upon the exercise of warrants held by Mr. McCarthy, and 822 shares owned by the Philip E. McCarthy Pension Plan.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock after giving effect to the restatement of the Company's Certificate of Incorporation upon the closing of this Offering. Prior to this Offering, there has been no public market for the Company's Common Stock. The following summary of certain provisions of the Common Stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Certificate of Incorporation which is included as an exhibit to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law.

COMMON STOCK

     As of May 15, 1996, there were 10,974,883 shares of Common Stock outstanding which were held of record by 359 stockholders, as adjusted to reflect the conversion of all outstanding shares of Preferred Stock upon the closing of this Offering and the issuance of 64,244 shares of Common Stock upon the exercise of outstanding warrants on the closing of this Offering.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the Shares of Common Stock to be issued upon the closing of this Offering will be fully paid and non-assessable.

     Provisions in the Company's Certificate of Incorporation and Bylaws (i) prohibit the stockholders from acting by written consent without a meeting or calling a special meeting of stockholders and (ii) require advance notice of business proposed to be brought before an annual or special meeting of stockholders. The amendment or modification of these provisions will require the affirmative vote of the holders of 66 2/3% of the outstanding shares of Common Stock.

PREFERRED STOCK

     Effective upon the closing of this Offering, the Company will be authorized to issue 5,000,000 shares of undesignated preferred stock, none of which will be outstanding upon the closing of this Offering. The Board of Directors will have the authority, without further action by the stockholders, to issue the undesignated preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of and the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any of the preferred stock.

WARRANTS

     After the completion of this Offering, the Company will have outstanding warrants to purchase 879,183 shares of Common Stock at an exercise price of $5.82 per share. These warrants are currently exercisable, will terminate in February 2001 and may be exercised on a net basis.

CERTAIN PROVISIONS OF DELAWARE LAW

     Ventana is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Norwest Bank Minnesota, N.A. Its telephone number is (800) 468-9716.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon the completion of this Offering, the Company will have 10,974,883 shares of Common Stock outstanding, assuming no exercise of options after May 15, 1996 and no exercise of outstanding warrants other than warrants to purchase 64,244 shares of Common Stock that will terminate if not exercised upon the completion of this Offering. Of these 10,974,883 shares, the 3,000,000 shares sold in this Offering will be freely tradable without restriction under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 7,974,883 shares of Common Stock held by existing stockholders were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered, or pursuant to an exemption from registration such as Rule 144, 144(k) or 701 under the Securities Act. The Company's directors, executive officers, certain stockholders and all option holders, who in the aggregate hold 7,551,250 shares of Common Stock, have entered into lock-up agreements under which they have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, directly or indirectly, any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc. The Company has entered into a similar agreement, except that the Company may grant options and issue stock under its current stock option and stock purchase plans and pursuant to other currently outstanding options.

     Approximately 39,703 shares of Common Stock will be available for immediate public resale on the date of this Offering. An additional 8,778 shares of Common Stock will be saleable between 90 and 180 days after this Offering. Upon expiration of the lock-up agreements, approximately 7,900,451 shares of Common Stock (including approximately 349,201 shares subject to outstanding vested options) will become eligible for immediate public resale, subject in some cases to vesting provisions and volume limitations pursuant to Rule 144. The remaining approximately 310,908 shares held by existing stockholders will become eligible for public resale at various times over a period of less than two years following the completion of this Offering, subject in some cases to vesting provisions and volume limitations. 7,277,777 of the shares outstanding immediately following the completion of this Offering will be entitled to registration rights with respect to such shares upon the release of lock-up agreements. The number of shares sold in the public market could increase if such rights are exercised.

     As of May 15, 1996, 840,357 shares were subject to outstanding options. All of these shares are subject to the lock-up agreements described above. As soon as practicable after the date of this Prospectus, the Company intends to file a Registration Statement on Form S-8 covering shares issuable under the Company's

1988 Stock Plan (including shares subject to then outstanding options under such plans), the Company's 1996 Stock Plan and 1996 Employee Stock Purchase Plan, thus permitting the resale of such shares in the public market without restriction under the Securities Act after expiration of the applicable lock-up agreements.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner, except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 110,000 shares immediately after this Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the effective date of this Offering are entitled to sell such shares 90 days after the effective date of this Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

     The Securities and Exchange Commission has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modifications will have a material effect on the times when shares of the Company's Common Stock become eligible for resale.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     The holders of 7,277,777 shares of Common Stock (including shares issuable upon exercise of warrants) (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). These rights are provided under the terms of an agreement between the Company and the holders of Registrable Securities. Subject to certain limitations in the agreement, if the holders of at least 25% of the Registrable Securities request, the Company must on two occasions after six months from the effective date of this Offering, use its best efforts to register the Registrable Securities for public resale. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the Offering. The holders of Registrable Securities may also require the Company (but not more than once during any 12-month period) to register all or a portion of their Registrable Securities on Form S-3 when use of such form becomes available to the Company, provided, among other limitations, that the proposed aggregate selling price is at least $1.0 million. All registration expenses must be borne by the Company and all selling expenses relating to Registrable Securities must be borne by the holders of the securities being registered.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. and Dillon, Read & Co. Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders, the number of Shares of Common Stock set forth opposite their names below:

                                                                             NUMBER
                                   UNDERWRITER                              OF SHARES
        ------------------------------------------------------------------  ---------
        Bear, Stearns & Co. Inc...........................................
        Dillon, Read & Co. Inc............................................
                                                                            ---------
                  Total...................................................  3,000,000
                                                                             ========

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters have agreed to purchase all of the Shares of Common Stock being sold pursuant to the Underwriting Agreement if any are purchased (excluding Shares covered by the Over-Allotment Option).

     The Representatives have advised the Company that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers (who may include Underwriters) at such price less a concession of not more than
$          per share. Additionally, the Underwriters may allow, and such dealers
may reallow, a concession of not more than $          per share to certain other
dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

     Certain of the Selling Stockholders have granted to the Underwriters an option to purchase up to 450,000 additional Shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. This option may be exercised in whole or in part at any time within 30 days from the date of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of Shares of Common Stock to be purchased by it shown in the above table bears to the total number of Shares of Common Stock offered hereby.

     The Offering of the Shares is made for delivery, when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of Shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments the Underwriters may be required to make in respect thereof.

     The officers, directors and certain stockholders of the Company, who in the aggregate own 7,551,250 shares of Common Stock, have agreed that they will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180 day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180 days following the date of this Prospectus, except that the Company may issue shares of Common Stock and options to purchase Common Stock under its 1996 Stock Plan and its 1996 Employee Stock Purchase Plan.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in the health care industry, estimates of the business potential and prospects of the Company, the present state of the Company's operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors. The negotiated initial public offering price may bear no relationship to the price at which Common Stock trades after the Offering.

     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     In February 1996, Bear, Stearns & Co. Inc. rendered a fairness opinion to the Company in connection with the acquisition of BioTek for which Bear, Stearns & Co. Inc. received a fee of $200,000, consisting of $50,000 in cash and 69,760 shares of Series D Preferred Stock which will convert into 25,784 shares of Common Stock upon the completion of this offering. Bear, Stearns & Co. Inc. is not selling any of its shares of Common Stock in the Offering. In addition, two officers of Bear, Stearns & Co. Inc. and one officer of Dillon, Read & Co., Inc. own an aggregate of 36,356 shares of Common Stock.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, certain members of Wilson Sonsini Goodrich & Rosati, Professional Corporation and investment partnerships of which such persons are partners beneficially own 6,159 shares of the Company's Common Stock. Christopher D. Mitchell, Assistant Secretary of the Company, is a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

     The consolidated financial statements of Ventana Medical Systems, Inc. at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 and the financial statements of BioTek Solutions, Inc. at June 30, 1995 and December 31, 1995 and for the year ended June 30, 1995 and the six months ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of BioTek Solutions, Inc. as of June 30, 1993 and 1994 and for the two years in the period ended June 30, 1994 included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or document to which reference is made are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal offices, and copies of all or any part of the Registration Statement may be obtained from such office upon the payment of the fees prescribed by the Commission.

     The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its independent auditors and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
VENTANA MEDICAL SYSTEMS, INC.
Unaudited Pro Forma Condensed Consolidated Financial Statements
  Introduction to Unaudited Pro Forma Condensed Consolidated Financial Statements.....   F-2
  Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1996.......   F-3
  Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year
     Ended December 31, 1994..........................................................   F-4
  Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year
     Ended December 31, 1995..........................................................   F-5
  Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Three
     Months Ended March 31, 1995......................................................   F-6
  Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Three
     Months Ended March 31, 1996......................................................   F-7
  Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements............   F-8
VENTANA MEDICAL SYSTEMS, INC.
Report of Ernst & Young LLP, Independent Auditors.....................................  F-11
Audited Consolidated Financial Statements
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996
     (unaudited)......................................................................  F-12
  Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and three months ended March 31, 1995 and 1996 (unaudited)..............  F-13
  Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders'
     Equity (Deficit) for the years ended December 31, 1993, 1994 and 1995 and three months ended March 31, 1996 (unaudited)..........................................  F-14
  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and three months ended March 31, 1995 and 1996 (unaudited)..............  F-15
  Notes to Consolidated Financial Statements..........................................  F-16
BIOTEK SOLUTIONS, INC.
Report of Ernst & Young LLP, Independent Auditors.....................................  F-26
Audited Financial Statements
  Balance Sheets as of June 30, 1995 and December 31, 1995............................  F-27
  Statements of Operations for the year ended June 30, 1995 and six months ended
     December 31, 1995................................................................  F-28
  Statements of Changes in Stockholders' Deficit for the year ended June 30, 1995 and six months ended December 31, 1995...............................................  F-29
  Statements of Cash Flows for the year ended June 30, 1995 and six months December
     31, 1995.........................................................................  F-30
  Notes to Financial Statements.......................................................  F-31
BIOTEK SOLUTIONS, INC.
Report of Arthur Andersen LLP, Independent Public Accountants.........................  F-37
Audited Financial Statements
  Balance Sheets as of June 30, 1993 and 1994.........................................  F-38
  Statements of Operations for the years ended June 30, 1993 and 1994.................  F-39
  Statements of Changes in Shareholders' Deficit for the years ended June 30, 1993 and
     1994.............................................................................  F-40
  Statements of Cash Flows for the years ended June 30, 1993 and 1994.................  F-41
  Notes to Financial Statements.......................................................  F-42

                         VENTANA MEDICAL SYSTEMS, INC.

                 INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma condensed consolidated balance sheet as of March 31, 1996 includes the February 26, 1996 acquisition of BioTek Solutions, Inc. (BioTek). The accompanying unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1995 and 1996 have been prepared as if the acquisition of BioTek had been consummated as of January 1, 1994. The pro forma balance sheet amounts are further adjusted to reflect the sale of the Shares of Common Stock offered hereby and the utilization of the net proceeds of this Offering as described under "Use of Proceeds."

     The pro forma information is based on the historical financial statements of Ventana and BioTek giving effect to the transaction under the purchase method of accounting and the assumptions and adjustments described in the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

     The pro forma information is not indicative of actual results that would have been achieved had the acquisition actually been completed as of the dates indicated. The pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the respective historical financial statements of Ventana Medical Systems, Inc. and BioTek Solutions, Inc. and the related notes thereto included elsewhere in this Prospectus.

                         VENTANA MEDICAL SYSTEMS, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31,1996
                                 (IN THOUSANDS)

                                     ASSETS

                                                                         PRO FORMA         PRO FORMA
                                                         HISTORICAL     ADJUSTMENTS       AS ADJUSTED
                                                         ----------     -----------       -----------
Current assets:
  Cash and cash equivalents............................   $   3,436      $  14,977(a)      $  18,413
  Accounts receivable..................................       2,834                            2,834
  Inventories..........................................       2,472                            2,472
  Other................................................         695                              695
                                                           --------                         --------
Total current assets...................................       9,437                           24,414
Property, plant and equipment, net.....................       2,923                            2,923
Intangibles, net.......................................      12,392                           12,392
                                                           --------        -------          --------
          Total assets.................................   $  24,752      $  14,977         $  39,729
                                                           ========        =======          ========
                         LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK
                                 AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.....................................   $   1,216                        $   1,216
  Other current liabilities............................       7,026                            7,026
                                                           --------                         --------
Total current liabilities..............................       8,242                            8,242
                                                           --------                         --------
Long term debt.........................................      15,035      $ (15,035)(a)            --
Convertible redeemable preferred stock.................      36,135        (36,135)(b)            --
Stockholders' equity (deficit):........................                                           --
  Common stock -- amount paid in.......................       3,337         57,691            61,028
  Accumulated deficit..................................     (37,854)         8,456(b)        (29,398)
  Cumulative foreign currency transactions
     adjustment........................................        (143)                            (143)
                                                           --------        -------          --------
          Total stockholders' equity (deficit).........     (34,660)        66,147            31,487
                                                           --------        -------          --------
          Total liabilities, convertible redeemable
            preferred stock and stockholders' equity
            (deficit)..................................   $  24,752      $  14,977         $  39,729
                                                           ========        =======          ========

                            See accompanying notes.

                         VENTANA MEDICAL SYSTEMS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           VENTANA          BIOTEK          PRO FORMA            PRO FORMA
                                          HISTORICAL     HISTORICAL(1)     ADJUSTMENTS           COMBINED
                                          ----------     -------------     -----------           ---------
Net sales...............................   $  5,927         $ 5,642          $   876(2)          $  12,445
Cost of goods sold......................      2,531           3,643             (291)(2)(3)          5,883
                                            -------         -------          -------              --------
Gross profit............................      3,396           1,999            1,167                 6,562
Operating expenses:
  Research and development..............      1,926             785              (24)(3)             2,687
  Selling, general and administrative...      6,899           4,636           (1,593)(2)(3)(4)       9,942
                                            -------         -------          -------              --------
Loss from operations before nonrecurring
  expenses and amortization of
  intangibles...........................     (5,429)         (3,422)           2,784                (6,067)
Nonrecurring expenses...................         --             877            7,496(5)              8,373
Amortization of intangibles.............         --              --            1,344(6)              1,344
                                            -------         -------          -------              --------
Loss from operations....................     (5,429)         (4,299)          (6,056)              (15,784)
Interest expense........................         59          (1,610)           1,610(7)                 59
                                            -------         -------          -------              --------
Net loss................................   $ (5,370)        $(5,909)         $(4,446)            $ (15,725)
                                            =======         =======          =======              ========

                            See accompanying notes.

                         VENTANA MEDICAL SYSTEMS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          VENTANA          BIOTEK          PRO FORMA             PRO FORMA
                                         HISTORICAL     HISTORICAL(1)     ADJUSTMENTS           AS ADJUSTED
                                         ----------     -------------     -----------           -----------
Net sales..............................   $ 10,613         $ 6,920          $ 1,942(2)            $19,475
Cost of goods sold.....................      4,282           4,294              520(2)(3)           9,096
                                           -------         -------           ------               -------
Gross profit...........................      6,331           2,626            1,422                10,379
Operating expenses:
  Research and development.............      2,239           2,198              (30)(3)             4,407
  Selling, general and
     administrative....................      7,435           3,497               36(2)(3)(4)       10,968
                                           -------         -------           ------               -------
Loss from operations before
  amortization of intangibles..........     (3,343)         (3,069)           1,416                (4,996)
Amortization of intangibles............         --              --            1,344(6)              1,344
                                           -------         -------           ------               -------
Loss from operations...................     (3,343)         (3,069)              72                (6,340)
Interest (expense) income..............         74          (2,224)           2,224(7)                 74
                                           -------         -------           ------               -------
Net loss...............................   $ (3,269)        $(5,293)         $ 2,296               $(6,266)
                                           =======         =======           ======               =======
Pro forma net loss per share, as
  adjusted.............................   $  (0.39)                                               $ (0.66)
                                           =======                                                =======
Pro forma weighted average shares
  outstanding, as adjusted.............      8,354                                                  9,466(8)
                                           =======                                                =======

                            See accompanying notes.

                         VENTANA MEDICAL SYSTEMS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            VENTANA          BIOTEK          PRO FORMA           PRO FORMA
                                           HISTORICAL     HISTORICAL(1)     ADJUSTMENTS         AS ADJUSTED
                                           ----------     -------------     -----------         -----------
Net sales................................   $  2,202         $ 1,421           $ 795(2)           $ 4,418
Cost of goods sold.......................        936             875             323(2)(3)          2,134
                                             -------          ------            ----              -------
Gross profit.............................      1,266             546             472                2,284
Operating expenses:
  Research and development...............        556             173              (8)(3)              721
  Selling, general and administrative....      1,594             779              (6)(2)(3)(4)      2,367
                                             -------          ------            ----              -------
Loss from operations before amortization
  of intangibles.........................       (884)           (406)            486                 (804)
Amortization of intangibles..............         --              --             336(6)              (336)
                                             -------          ------            ----              -------
Loss from operations.....................       (884)           (406)            150               (1,140)
Interest (expense) income................         50            (498)            498(7)                50
                                             -------          ------            ----              -------
Net loss.................................   $   (834)        $  (904)          $ 648              $(1,090)
                                             =======          ======            ====              =======
Pro forma net loss per share, as
  adjusted...............................   $  (0.10)                                             $ (0.12)
                                             =======                                              =======
Pro forma weighted average shares
  outstanding, as adjusted...............      8,220                                                9,331(8)
                                             =======                                              =======

                            See accompanying notes.

                         VENTANA MEDICAL SYSTEMS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         VENTANA          BIOTEK          PRO FORMA             PRO FORMA
                                        HISTORICAL     HISTORICAL(1)     ADJUSTMENTS           AS ADJUSTED
                                        ----------     -------------     -----------           -----------
Net sales.............................   $   4,146        $ 1,097          $   (15)(2)           $ 5,228
Cost of goods sold....................       1,435            593             (101)(2)(3)          1,927
                                          --------        -------          -------                ------
Gross profit..........................       2,711            504               86                 3,301
Operating expenses:
  Research and development............         613            163               (5)(3)               771
  Selling, general and
     administrative...................       2,279            368               57(2)(3)(4)        2,704
                                          --------        -------          -------                ------
Loss from operations before
  nonrecurring expenses and
  amortization of intangibles.........        (181)           (27)              34                  (174)
Nonrecurring expenses.................       7,083            413           (7,496)(5)                --
Amortization of intangibles...........          --             --              336(6)                336
                                          --------        -------          -------                ------
Loss from operations..................      (7,264)          (440)           7,194                  (510)
Interest (expense) income.............          (5)          (944)             944(7)                 (5)
                                          --------        -------          -------                ------
Net loss..............................   $  (7,269)       $(1,384)         $ 8,138               $  (515)
                                          ========        =======          =======                ======
Pro forma net loss per share, as
  adjusted............................   $   (0.85)                                              $ (0.05)
                                          ========                                                ======
Pro forma weighted average shares
  outstanding, as adjusted............       8,585                                                 9,696(8)
                                          ========                                                ======

                            See accompanying notes.

                         VENTANA MEDICAL SYSTEMS, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company acquired BioTek for $18.8 million on February 26, 1996. The pro forma results of operations reflect the Company's operations as if it had acquired BioTek on January 1, 1994 and are adjusted to reflect the sale of 2,200,000 shares of Common Stock by the Company in this Offering and the application of the net proceeds therefrom. The acquisition has been accounted for as a purchase. The composition of the consideration paid for BioTek and the preliminary allocation of the purchase price is presented below:

        The purchase price for BioTek consisted of:
        Cash consideration.............................................     $  2,500
        Stock issued to BioTek noteholders.............................        3,007
        Exchange Notes issued..........................................        8,978
        Note payable - escrow for contingencies........................          234
        Net historical liabilities acquired............................        4,044
                                                                         --------------
                  Total purchase price.................................     $ 18,763
                                                                         ===========
        The purchase price was allocated as follows:
          Tangible net assets..........................................     $  2,288
          In-process research and development..........................        5,000
          Goodwill.....................................................        1,875
          Developed technology.........................................        2,000
          Customer base................................................        4,200
          Covenant not to compete......................................        1,800
          Assembled work force.........................................          500
          Trademark and trade names....................................        1,100
                                                                         --------------
                                                                            $ 18,763
                                                                         ===========

     In accordance with FAS 2, the Company charged to expense at the date of the acquisition $5.0 million relating to the portion of the purchase price allocated to those in-process research and development projects where technological feasibility had not yet been established and where there are no alternative future uses.

     Intangible assets consist primarily of goodwill, customer base and developed technology. Such assets are amortized over estimated useful lives ranging from 3 to 20 years.

BALANCE SHEET ADJUSTMENTS

(a) Adjustment reflects net proceeds from the Offering to the Company after repayment of outstanding Exchange Notes and bank debt.

(b) Adjustment reflects the automatic conversion of the Company's Preferred Stock into Common Stock upon completion of an initial public offering. The related accumulated unpaid dividends of approximately $8.5 million will be canceled upon such conversion.

STATEMENT OF OPERATIONS ADJUSTMENTS

(1) BioTek's historical fiscal year ended on June 30. BioTek's historical results of operations have been adjusted to a calendar year basis to conform with the reporting period of Ventana.

(2) Adjustments reflect a change in revenue recognition policy to adopt the Company's policy of recording sales upon shipment of instruments and reagents to end-users. As such, the pro forma sales and related costs of goods sold reflect the accounting policy of recognizing revenue, for United States sales only, upon

                         VENTANA MEDICAL SYSTEMS, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    the ultimate sale of products to the end-users as if such policy had been in effect as of January 1, 1994. The combined effect of the pro forma change in accounting policy is to increase net sales in both 1994 and 1995. This is primarily due to (i) shipments of instruments and reagents to CMS in 1993 and 1994 which were subsequently placed with end-users in 1994 and 1995 and
    (ii) recording sales based on prices paid by the end-user as opposed to the net price paid by CMS. Accordingly, cost of goods sold has been adjusted to reflect the differences in the timing of sales and the mix of products sold, and selling expense has been increased to reflect the distribution commission paid to CMS. The commission is equal to the product of (i) the number of units shipped to end-users and (ii) the difference between the price paid by the end-user to CMS and the net price paid by CMS to the Company.

(3) Adjustments reflect expense reductions associated with the consolidation of manufacturing facilities into Ventana's facilities in Tucson, Arizona. Effective September 1996, the Santa Barbara facility will no longer be used. The resulting cost reductions from the facilities consolidation are allocated among cost of goods sold (50%), research and development expense (10%), and selling, general, and administrative expense (40%).

(4) Reductions in selling, general, and administrative expense reflect (i) an increase in distribution expense associated with the change in revenue recognition policy discussed in footnote (2) above, (ii) the consolidation of the sales and marketing organizations of Ventana and BioTek, and (iii) the elimination of certain redundant administrative positions.

    A summary of the net savings recognized in the pro forma selling, general and administrative expense follows:

                                                                               THREE MONTHS
                                                              YEAR ENDED           ENDED
                                                             DECEMBER 31,        MARCH 31,
                                                           -----------------   -------------
                                                            1994      1995     1995    1996
                                                           -------   -------   -----   -----
    Distribution expense.................................  $ 1,004   $ 1,038   $ 286   $ 166
    Sales and marketing..................................   (1,331)      (92)    (75)     44
    General and administrative...........................   (1,266)     (910)   (217)   (153)
                                                           -------   -------   -----   -----
                                                           $(1,593)  $    36   $  (6)  $  57
                                                           =======   =======   =====   =====

(5) Adjustments for nonrecurring expenses reflect $5.0 million for acquired in-process research and development which was charged to expense in accordance with FAS 2, $2.1 million associated with the acquisition and integration of BioTek, and $0.4 million in fees incurred related to the BioTek acquisition. These charges were incurred in the first quarter of 1996 and are reflected as if such charges had been incurred in the year ended December 31, 1994.

(6) Adjustment for amortization of intangibles arising from the BioTek acquisition.

(7) Adjustment to eliminate interest expense on BioTek's debt as a result of the merger and the retirement of debt with the net proceeds from the Offering.

                         VENTANA MEDICAL SYSTEMS, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(8) The calculation of pro forma weighted average number of shares outstanding is as follows:

                                                                               THREE MONTHS
                                                                                   ENDED
                                                              YEAR ENDED         MARCH 31,
                                                             DECEMBER 31,     ---------------
                                                                 1995         1995      1996
                                                             ------------     -----     -----
    Weighted average shares outstanding....................        957          903     1,119
    Assumed conversion of Series A, C, and D preferred
      shares...............................................      6,580        6,499     6,648
    Assumed exercise of warrants to purchase Series D
      preferred shares.....................................         48           48        48
    Stock options and restricted stock issued within one
      year of initial filing...............................        769          769       769
    Shares of common stock issued in connection with the
      initial public offering to be used to retire
      acquisition debt.....................................      1,112        1,112     1,112
                                                                ------        -----     -----
    Weighted average shares outstanding, as adjusted.......      9,466        9,331     9,696
                                                             ==========       =====     =====

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Ventana Medical Systems, Inc.

     We have audited the accompanying consolidated balance sheets of Ventana Medical Systems, Inc., as of December 31, 1994 and 1995, and the related consolidated statements of operations, convertible redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ventana Medical Systems, Inc., as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Tucson, Arizona
February 28, 1996, except for Note 10,
as to which the date is             , 1996

                 ---------------------------------------------

     The foregoing report is in the form that will be signed upon completion of the recapitalization described in Note 10 to the Consolidated Financial Statements.

Tucson, Arizona
May 21, 1996

                         VENTANA MEDICAL SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                  DECEMBER 31,                            PRO FORMA
                                              ---------------------                     STOCKHOLDERS'
                                                1994         1995                      EQUITY (DEFICIT)
                                              --------     --------                     MARCH 31, 1996
                                                                         MARCH 31,     ----------------
                                                                           1996
                                                                        -----------    (UNAUDITED)
                                                                        (UNAUDITED)
Current assets:
  Cash and cash equivalents.................. $  2,511     $  1,103      $   3,436
  Accounts receivable........................    1,451        1,925          2,834
  Inventories (Note 2).......................      893        1,767          2,472
  Other......................................       38           24            695
                                              --------     --------     -----------
Total current assets.........................    4,893        4,819          9,437
Property and equipment, net (Note 3).........    2,169        2,258          2,923
Intangibles, net (Note 10)...................      217          301         12,392
                                              --------     --------     -----------
Total assets................................. $  7,279     $  7,378      $  24,752
                                              ========     ========      =========
               LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK,
                        AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable........................... $    639     $  1,061      $   1,216
  Other current liabilities (Note 4).........      534          993          7,026
                                              --------     --------     -----------
Total current liabilities....................    1,173        2,054          8,242
Long-term debt...............................       --           --         15,035
Commitments (Notes 6, 9 and 10)
Convertible redeemable preferred stock at
  aggregate mandatory redemption value (Notes
  6 and 10):.................................   30,237       35,180         36,135         $     --
Stockholders' equity (deficit) (Notes 7 and
  10):
  Preferred stock -- $.001 par value; no
     shares authorized, issued or outstanding
     (5,000,000 shares authorized, no shares
     issued or outstanding at March 31,
     1996 -- pro forma)......................       --           --             --               --
  Common stock -- $.001 par value; 30,000,000
     shares authorized, 875,005, 1,020,164,
     and 1,347,049 shares issued and
     outstanding at December 31, 1994 and
     1995 and
     March 31, 1996, respectively (50,000,000
     shares authorized, 8,008,890 shares
     issued and outstanding -- pro
     forma) -- amount paid in................      190          244          3,337           31,016
  Accumulated deficit........................  (24,275)     (29,980)       (37,854)         (29,398)
  Cumulative foreign currency translation
     adjustment..............................      (46)        (120)          (143)            (143)
                                              --------     --------     -----------    ----------------
Total stockholders' equity (deficit).........  (24,131)     (29,856)       (34,660)        $  1,475
                                                                                       ============
                                              --------     --------     -----------
Total liabilities, convertible redeemable
  preferred stock, and stockholders' equity
  (deficit).................................. $  7,279     $  7,378      $  24,752
                                              ========     ========      =========

                            See accompanying notes.

                         VENTANA MEDICAL SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       YEARS ENDED               THREE MONTHS ENDED
                                                      DECEMBER 31,                    MARCH 31,
                                            ---------------------------------   ---------------------
                                              1993        1994        1995        1995        1996
                                            ---------   ---------   ---------   ---------   ---------
                                                                                     (UNAUDITED)
Net sales.................................  $   2,681   $   5,927   $  10,613   $   2,202   $   4,146
Cost of goods sold........................      1,722       2,531       4,282         936       1,435
                                            ---------   ---------   ---------   ---------   ---------
                                                  959       3,396       6,331       1,266       2,711
Operating expenses:
  Research and development................      2,100       1,926       2,239         556         613
  Selling, general and administrative.....      4,067       6,899       7,435       1,594       2,279
                                            ---------   ---------   ---------   ---------   ---------
Loss from operations before non-recurring
  expenses................................     (5,208)     (5,429)     (3,343)       (884)       (181)
Nonrecurring expenses.....................         --          --          --          --      (7,083)
                                            ---------   ---------   ---------   ---------   ---------
Loss from operations......................     (5,208)     (5,429)     (3,343)       (884)     (7,264)
Interest income (expense).................        229          59          74          50          (5)
                                            ---------   ---------   ---------   ---------   ---------
Net loss..................................  $  (4,979)  $  (5,370)  $  (3,269)  $    (834)  $  (7,269)
                                             ========    ========    ========    ========    ========
Net loss per share, as adjusted...........                          $   (0.39)  $   (0.10)  $   (0.85)
                                                                     ========    ========    ========
Shares used in computing net loss per
  share, as adjusted......................                              8,354       8,220       8,585
                                                                     ========    ========    ========

                            See accompanying notes.

                         VENTANA MEDICAL SYSTEMS, INC.

       CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    STOCKHOLDERS' EQUITY (DEFICIT)
                                                                     ------------------------------------------------------------
                                                                                                           CUMULATIVE
                                 CONVERTIBLE REDEEMABLE                                                      FOREIGN
                                     PREFERRED STOCK                     COMMON STOCK                       CURRENCY
                       -------------------------------------------   --------------------   ACCUMULATED    TRANSLATION
                       SERIES A    SERIES C    SERIES D     TOTAL     SHARES      AMOUNT      DEFICIT      ADJUSTMENT     TOTAL
                       ---------   ---------   ---------   -------   ---------   --------   ------------   -----------   --------
Balance at January 1,
  1993...............    $ 536      $ 8,731     $ 9,034    $18,301     820,294   $    165     $(10,147)       $  --      $ (9,982)
  Sale of Series D
    preferred stock..       --           --       5,117      5,117          --         --           --           --            --
  Accretion of
    preferred stock
    redemption
    requirement......       --          656       1,140      1,796          --         --       (1,796)          --        (1,796)
  Sale of common
    stock............       --           --          --         --      88,800         33           --           --            33
  Repurchase of
    stock............       --           (2)         --         (2)       (924)        (1)          --           --            (1)
Net loss.............       --           --          --         --          --         --       (4,979)          --        (4,979)
                       ---------   ---------   ---------   -------   ---------   --------   ------------   -----------   --------
Balance at December
  31, 1993...........      536        9,385      15,291     25,212     908,170        197      (16,922)          --       (16,725)
  Sale of Series D
    preferred stock..       --           --       3,042      3,042          --         --           --           --            --
  Accretion of
    preferred stock
    redemption
    requirement......       --          656       1,327      1,983          --         --       (1,983)          --        (1,983)
  Sale of common
    stock............       --           --          --         --      29,199          8           --           --             8
  Repurchase of
    common stock.....       --           --          --         --     (62,364)       (15)          --           --           (15)
  Translation
    adjustment.......       --           --          --         --          --         --           --          (46)          (46)
  Net loss...........       --           --          --         --          --         --       (5,370)          --        (5,370)
                       ---------   ---------   ---------   -------   ---------   --------   ------------   -----------   --------
Balance at December
  31, 1994...........      536       10,041      19,660     30,237     875,005        190      (24,275)         (46)      (24,131)
  Sale of Series D
    preferred stock..       --           --       2,507      2,507          --         --           --           --            --
  Accretion of
    preferred stock
    redemption
    requirement......       --          655       1,781      2,436          --         --       (2,436)          --        (2,436)
  Sale of common
    stock............       --           --          --         --     160,210         67           --           --            67
  Repurchase of
    common stock.....       --           --          --         --     (15,051)       (13)          --           --           (13)
  Translation
    adjustment.......       --           --          --         --          --         --           --          (74)          (74)
  Net loss...........       --           --          --         --          --         --       (3,269)          --        (3,269)
                       ---------   ---------   ---------   -------   ---------   --------   ------------   -----------   --------
Balance at December
  31, 1995...........      536       10,696      23,948     35,180   1,020,164        244      (29,980)        (120)      (29,856)
  Sale of Series D
    preferred stock
    (unaudited)......       --           --         350        350          --         --           --           --            --
  Accretion of
    preferred stock
    redemption
    requirement
    (unaudited)......       --          163         442        605          --         --         (605)          --          (605)
  Conversion of debt
    into common stock
    (unaudited)......       --           --          --         --     225,100      3,007           --           --         3,007
  Sale of common
    stock
    (unaudited)......       --           --          --         --     101,785         86           --           --            86
  Translation
    adjustment
    (unaudited)......       --           --          --         --          --         --           --          (23)          (23)
  Net loss
    (unaudited)......       --           --          --         --          --         --       (7,269)          --        (7,269)
                       ---------   ---------   ---------   -------   ---------   --------   ------------   -----------   --------
Balance at March 31,
  1996 (unaudited)...    $ 536      $10,859     $24,740    $36,135   1,347,049   $  3,337     $(37,854)       $(143)     $(34,660)
                       ========    ========    ========    ========  =========   =========  ============   ==========    =========

                            See accompanying notes.

                         VENTANA MEDICAL SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                     YEARS ENDED               THREE MONTHS ENDED
                                                    DECEMBER 31,                    MARCH 31,
                                           -------------------------------     -------------------
                                            1993        1994        1995        1995        1996
                                           -------     -------     -------     ------     --------
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
Net loss.................................  $(4,979)    $(5,370)    $(3,269)    $ (834)    $ (7,269)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Purchased in-process research and
     development.........................       --          --          --         --        5,000
  Depreciation and amortization..........      334         477         911        211          252
Changes in operating assets and
  liabilities:
  Accounts receivable....................     (244)       (941)       (474)       165         (287)
  Inventories............................     (258)        (24)       (874)       (64)        (577)
  Other assets...........................     (126)         37        (114)       (39)         (37)
  Accounts payable.......................       69         321         422         48         (344)
  Other current liabilities..............      110         224         459        132        2,409
                                           -------     -------     -------     ------     --------
Net cash used in operating activities....   (5,094)     (5,276)     (2,939)      (381)        (853)
INVESTING ACTIVITIES:
Purchase of property and equipment,
  net....................................   (1,700)       (604)       (956)      (399)         (59)
Acquisition of BioTek Solutions, Inc.....       --          --          --         --       (2,500)
Sales (purchases) of short-term
  investments available for sale.........   (4,063)      4,063          --         --           --
                                           -------     -------     -------     ------     --------
Net cash (used in) provided by investing
  activities.............................   (5,763)      3,459        (956)      (399)      (2,559)
FINANCING ACTIVITIES:
Repayments of notes payable..............      (42)        (36)         --         --           --
Issuance of debt (including amounts from
  related parties) and stock.............    5,147       3,035       2,561      2,415        5,722
                                           -------     -------     -------     ------     --------
Net cash provided by financing
  activities.............................    5,105       2,999       2,561      2,415        5,722
Effect of exchange rate changes on
  cash...................................       --         (46)        (74)        --           23
                                           -------     -------     -------     ------     --------
Net (decrease) increase in cash and cash
  equivalents............................   (5,752)      1,136      (1,408)     1,635        2,333
Cash and cash equivalents, beginning of
  period.................................    7,127       1,375       2,511      2,511        1,103
                                           -------     -------     -------     ------     --------
Cash and cash equivalents, end of
  period.................................  $ 1,375     $ 2,511     $ 1,103     $4,146     $  3,436
                                           =======     =======     =======     ======     ========

                            See accompanying notes.

                         VENTANA MEDICAL SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995
    (INFORMATION FOR THE PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

 1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization: Ventana Medical Systems, Inc. (the "Company") develops, manufactures, and markets proprietary instruments and reagents that automate diagnostic procedures used for molecular analysis of cells. Subsequent to year end, the Company acquired all of the outstanding common stock of Biotek Solutions, Inc. ("Biotek"). See Note 10 for discussion of the Company's acquisition of Biotek. At present, the Company's principal markets are North America and Europe.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company's wholly-owned foreign subsidiaries, Ventana Medical Systems, S.A. and Ventana Medical Systems GmbH. All significant intercompany accounts have been eliminated.

     Interim Consolidated Financial Information: The consolidated financial statements at March 31, 1996 and for the three months ended March 31, 1995 and 1996 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the financial information set forth therein, in accordance with generally accepted accounting principles. The results for the three months ended March 31, 1996 are not necessarily indicative of the results for the entire year.

     Reclassifications: The consolidated financial statements for 1993 and 1994 have been reclassified to conform with the 1995 presentation.

     Cash and Cash Equivalents: Cash equivalents include investments (primarily money market accounts and overnight reverse repurchase agreements) with maturities of three months or less from the date of purchase.

     On December 31, 1994, the Company purchased $2.1 million of U.S. Government Securities from Bank One, Arizona (the "Bank") under an agreement to resell such securities. The Company did not take possession of the securities which were instead held in the Company's safekeeping account at the Bank. The amortized cost of this investment approximates the market value.

     Inventories: Inventories, principally chemical and biological reagents and instrument parts and finished instruments, are stated at the lower of cost (first-in first-out) or market.

     Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to ten years. Amortization of leasehold improvements is calculated using a straight-line method over the term of the lease. Maintenance and repairs are charged to operations as incurred.

     Diagnostic instruments include automated instruments used by customers under cancelable reagent agreement plans, which generally are cancelable upon 90 days written notice. These agreements also require the customer to purchase a specified amount of reagents for tests from the Company over the term of the agreement. The manufacturing cost of the related instruments is amortized over a period of 36 to 48 months and charged to cost of goods sold. Diagnostic instruments also include instruments placed with customers for evaluation or demonstration as part of the Company's sales process.

                         VENTANA MEDICAL SYSTEMS, INC.

                               DECEMBER 31, 1995
    (INFORMATION FOR THE PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Intangibles: Intangible assets consist primarily of goodwill, customer base, and developed technology acquired in the BioTek acquisition (see Note 10). Such assets are amortized over estimated useful lives ranging from 3 to 20 years.

     Revenue Recognition: Sales of instruments and reagents are generally recognized upon shipment.

     Concentration of Credit Risk: The Company sells its instruments and reagent products primarily to hospitals, medical clinics, reference laboratories, and universities. Credit losses have been minimal to date. The Company invests its excess cash primarily in U.S. government securities and has an established policy relating to diversification and maturities that is designed to maintain safety and liquidity. The Company has not experienced any material losses on its cash equivalents or short-term investments.

     Nonrecurring Expenses: Nonrecurring expenses consist of the estimated costs of integrating Biotek's operations into Ventana's and the cost of research and development in process acquired from Biotek (see Note 10).

     Income Taxes: The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce the carrying amount of deferred tax assets to their net realizable value.

     Use of Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments: The Company's cash, accounts receivable, and convertible redeemable preferred stock represent financial instruments as defined by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. The carrying value of these financial instruments is a reasonable approximation of fair value.

     Stock-Based Compensation: The Company accounts for its stock compensation arrangements under the provisions of APB No. 25, Accounting for Stock Issued to Employees, and intends to continue to do so.

     Loss Per Common Share: Loss per common share is computed using the weighted average number of shares of common stock outstanding, except as noted below. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, common and common equivalent shares issued during the period commencing 12 months prior to the initial filing of the proposed initial public offering at prices below the anticipated public offering price are presumed to have been in contemplation of the public offering and have been included in the calculation as if they were outstanding for all periods presented, determined using the treasury stock method and the anticipated price from the initial public offering.

                         VENTANA MEDICAL SYSTEMS, INC.

                               DECEMBER 31, 1995
    (INFORMATION FOR THE PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Net loss per common share was as follows:

                                                       YEARS ENDED               THREE MONTHS ENDED
                                                      DECEMBER 31,                    MARCH 31,
                                            ---------------------------------   ---------------------
                                              1993        1994        1995        1995        1996
                                            ---------   ---------   ---------   ---------   ---------
                                                                 (IN THOUSANDS)
Net loss..................................  $  (4,979)  $  (5,370)  $  (3,269)  $    (834)  $  (7,269)
Less accretion of preferred stock
  redemption requirement..................     (1,796)     (1,983)     (2,436)       (579)       (605)
                                            ---------   ---------   ----------  ----------
Net loss applicable to common stock.......  $  (6,775)  $  (7,353)  $  (5,705)  $  (1,413)  $  (7,874)
                                            =========   =========   ==========  ==========
Net loss per common share.................  $   (4.17)  $   (4.36)  $   (3.30)  $   (0.84)  $   (4.17)
                                            =========   =========   ==========  ==========
Weighted average shares outstanding.......      1,626       1,686       1,727       1,672       1,889
                                            =========   =========   ==========  ==========

     The as adjusted calculation of net loss per share presented in the consolidated statements of operations has been computed as described above, but also gives effect to the conversion of all outstanding shares of convertible redeemable preferred stock into common stock upon closing of the Company's initial public offering (determined using the if-converted method) and the assumed exercise of warrants to purchase Series D preferred stock which would otherwise expire upon completion of the Offering.

 2.  INVENTORIES

     Inventories consist of the following:

                                                              DECEMBER 31,
                                                             ---------------     MARCH 31,
                                                             1994      1995        1996
                                                             ----     ------     ---------
                                                                    (IN THOUSANDS)
    Raw materials and work-in-process......................  $752     $1,265      $ 1,330
    Finished goods.........................................   141        502        1,142
                                                             ----     ------       ------
                                                             $893     $1,767      $ 2,472
                                                             ====     ======       ======

 3.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                              DECEMBER 31,
                                                            -----------------     MARCH 31,
                                                             1994       1995        1996
                                                            ------     ------     ---------
                                                                    (IN THOUSANDS)
         Diagnostic instruments...........................  $1,544     $2,008      $ 2,180
         Machinery and equipment..........................   1,356      1,501        2,340
         Computers and related equipment..................     187        284          275
         Furniture and fixtures...........................     116        272          273
         Leasehold improvements...........................      39        133          133
                                                            ------     ------       ------
                                                             3,242      4,198        5,201
    Less accumulated depreciation and amortization........   1,073      1,940        2,278
                                                            ------     ------       ------
                                                            $2,169     $2,258      $ 2,923
                                                            ======     ======       ======

                         VENTANA MEDICAL SYSTEMS, INC.

                               DECEMBER 31, 1995
    (INFORMATION FOR THE PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

 4.  OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                           DECEMBER 31,
                                                           -------------     MARCH 31,
                                                           1994     1995       1996
                                                           ----     ----     ---------
                                                                 (IN THOUSANDS)
        Accrued payroll and payroll taxes................  $205     $289      $   630
        Accrued commissions..............................   150      198           38
        Deferred revenue.................................    46      127        1,955
        Advances from distributor........................    --       --        1,733
        Accrued integration costs........................    --       --          750
        Accrued legal fees and settlement costs..........    --       --          600
        Sales tax payable................................    --      167          312
        Other accrued expenses...........................   133      212        1,008
                                                           ----     ----       ------
                                                           $534     $993      $ 7,026
                                                           ====     ====       ======

 5. LINE OF CREDIT

     During 1995, the Company had $2.75 million available under a line of credit arrangement with a bank. Borrowings under the line are collateralized by the Company's receivables and intellectual property. The line contains certain financial covenants with which the Company must comply. No borrowings were outstanding under the line at December 31, 1995. Subsequent to year end, this arrangement was amended (see Note 10).

 6. CONVERTIBLE REDEEMABLE PREFERRED STOCK

     Each share of Series A, C and D preferred stock is convertible, at the option of the holder, into approximately 0.37 share of common stock (subject to adjustments for events of dilution). Shares are automatically converted upon a public offering of common stock meeting specified criteria, which principally are a minimum amount of proceeds and price per share levels. Each share of preferred stock has the same voting rights as common stock and is entitled to the same number of votes as shares of common stock into which it is convertible. Subsequent to payment of all accumulated dividends, any dividend declared or paid would be pro rata and for preferred shares, would be based upon the number of shares of common stock into which such preferred shares are convertible.

     The holders of at least 50% of the outstanding preferred stock may request the Company to redeem 1/8 of the outstanding preferred stock each quarter beginning June 30, 1997. The redemption price of Series A preferred stock is $0.715 per share. The redemption prices for Series C and D preferred stock are $0.90 per share and $2.15 per share, respectively, plus accumulated unpaid dividends. If funds are not available for such redemptions, the shares must be redeemed as soon as funds are legally available.

                         VENTANA MEDICAL SYSTEMS, INC.

                               DECEMBER 31, 1995
    (INFORMATION FOR THE PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The following is a summary of mandatory redemption value, accumulated unpaid dividends and authorized, issued, and outstanding shares:

                                                       DECEMBER 31,
                                        -------------------------------------------      MARCH 31,
                                           1993            1994            1995            1996
                                        -----------     -----------     -----------     -----------
                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
Series A (non-cumulative):
  Mandatory redemption................  $       536     $       536     $       536     $       536
  Authorized, issued and outstanding
     shares...........................      750,000         750,000         750,000         750,000
Series C (9% cumulative):
  Mandatory redemption, including
     accumulated dividends............  $     9,385     $    10,041     $    10,696     $    10,859
  Accumulated dividends...............  $     2,109     $     2,765     $     3,420     $     3,583
  Authorized shares...................    8,300,000       8,300,000       8,300,000       8,300,000
  Issued and outstanding shares.......    8,083,039       8,084,543       8,084,543       8,084,543
Series D (9% cumulative):
  Mandatory redemption, including
     accumulated dividends............  $    15,291     $    19,660     $    23,948     $    24,740
  Accumulated dividends...............  $     1,338     $     2,650     $     4,431     $     4,873
  Authorized shares...................    6,750,000      10,250,000      10,250,000      10,250,000
  Issued and outstanding shares.......    6,489,954       7,911,836       9,098,741       9,191,764
Totals
  Mandatory redemption, including
     accumulated dividends............  $    25,212     $    30,237     $    35,180     $    36,135
  Accumulated dividends...............  $     3,447     $     5,415     $     7,851     $     8,456
  Authorized shares...................   15,800,000      19,300,000      19,300,000      19,300,000
  Issued and outstanding shares.......   15,322,993      16,746,379      17,933,284      18,026,307

     In the event of the conversion of convertible redeemable preferred stock into common stock as a result of a public offering, all accumulated unpaid dividends on the preferred stock are canceled.

     In the event of a liquidation or merger, the preferred stockholders would receive $0.65 per share of Series A preferred stock, $0.90 per share plus any accumulated unpaid dividends for Series C preferred stock, and $2.15 per share plus any accumulated unpaid dividends for Series D preferred stock prior to any distribution to the common stockholders. If the assets of the Company are insufficient to permit the payment of the full amount of the liquidation preference to the preferred stockholders, the assets of the Company would be distributed to the preferred stockholders in proportion to the total number of preferred shares then outstanding.

     The articles of incorporation and the preferred stock agreements require the Company to meet certain provisions related to transaction and debt restrictions, stock dilution, redemption payments and administrative restrictions. If such requirements are not met, the holders of at least 50% of the outstanding preferred stock may request an increase in the number of directors of the Company's Board of Directors as would constitute a minimum majority and the holders of preferred stock, voting separately as a single class, may elect individuals to fill such newly created directorships. All preferences, covenants, and other provisions terminate upon an initial public offering.

                         VENTANA MEDICAL SYSTEMS, INC.

                               DECEMBER 31, 1995
    (INFORMATION FOR THE PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Through the Company's 1991 Employee Qualified Stock Purchase Plan (the "1991 Purchase Plan"), employees of the Company are able to purchase Series D preferred stock through accumulated payroll deductions for $2.15 per share. A total of 250,000 shares of Series D preferred stock have been reserved for issuance under this plan. Shares of 222,987 were issued and outstanding at December 31, 1995, which are convertible into 92,391 shares of common stock.

     Warrants for the purchase of 228,914 shares of Series D preferred stock are outstanding at December 31, 1995, with exercise prices of $2.15 per share. Such warrants will expire upon an initial public offering, to the extent not previously exercised and are convertible into 82,408 shares of common stock.

 7. COMMON STOCK

     1988 Stock Option Plan: Under the Company's 1988 Stock Option Plan (the "Plan"), incentive and non-qualified stock options for the purchase of up to 1,339,663 shares of common stock are reserved for grant to employees and directors. Options must be granted at not less than 100% of fair market value (as determined by the Board of Directors) at the date of grant. Options generally vest over a four year period and expire five to ten years after the date of grant. However, the Board of Directors, at its discretion, may decide the period over which options become exercisable and their expiration dates.

     A summary of stock option activity is as follows:

                                                              OUTSTANDING STOCK OPTIONS
                                                            -----------------------------
                                                            NUMBER OF        EXERCISE
                                                             OPTIONS      PRICE PER SHARE
                                                            ---------     ---------------
        Balance at January 1, 1993........................    312,092      $0.18 -- $0.60
          Granted.........................................     44,717       0.60 --  0.95
          Exercised.......................................    (54,987)      0.18 --  0.24
          Canceled........................................    (28,836)      0.24 --  0.60
                                                            ---------           ---------
        Balance at December 31, 1993......................    272,986       0.18 --  0.95
          Granted.........................................    564,836       0.84 --  0.95
          Exercised.......................................    (28,090)      0.24 --  0.95
          Canceled........................................   (196,955)      0.18 --  0.95
                                                            ---------           ---------
        Balance at December 31, 1994......................    612,777       0.24 --  0.95
          Granted.........................................    324,467                0.84
          Exercised.......................................   (160,210)      0.24 --  0.95
          Canceled........................................   (126,580)      0.24 --  0.95
                                                            ---------           ---------
        Balance at December 31, 1995......................    650,454       0.24 --  0.95
          Granted.........................................     69,256                1.62
          Exercised.......................................     (7,616)      0.24 --  0.95
          Canceled........................................     (9,429)      0.60 --  0.84
                                                            ---------           ---------
        Balance at March 31, 1996.........................    702,665      $0.24 -- $1.62
                                                            =========           =========

     Options to purchase 133,716 shares of common stock were immediately exercisable at December 31, 1995.

                         VENTANA MEDICAL SYSTEMS, INC.

                               DECEMBER 31, 1995
    (INFORMATION FOR THE PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

 8. INCOME TAXES

     The Company's deferred tax assets consist of the following:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1994        1995
                                                                   -------     -------
                                                                     (IN THOUSANDS)
        Non-current:
          Net operating loss carryforwards.......................  $ 4,345     $ 5,004
          Capitalized research and development...................    2,256       2,471
          General business credit carryforwards..................      617         767
          Other..................................................       67         186
        Current:
          Miscellaneous..........................................       19         154
                                                                    ------      ------
        Total deferred tax assets................................    7,304       8,582
        Valuation allowance......................................   (7,304)     (8,582)
                                                                    ------      ------
        Net deferred tax assets..................................  $    --     $    --
                                                                    ======      ======

     The valuation allowance for deferred tax assets was increased by $5,500,000, $1,843,000, and $1,319,000 in the years ended December 31, 1993,
1994, and 1995, respectively to fully offset deferred tax balances.

     Temporary differences between the net operating losses for financial reporting and income tax purposes primarily relate to the deferral of research and development expenses for tax purposes.

     At December 31, 1995, the Company has net operating loss carryforwards for federal and state purposes of approximately $12.0 million. These federal and state carryforwards will begin to expire in 2000 and 1996, respectively, if not previously utilized. The Company also has research and development tax credit carryforwards of approximately $700,000 which will begin to expire in 2005, if not previously utilized. Utilization of the Company's net operating loss carryforwards will be subject to limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1996, as amended, as a result of the Company's prior issuances of equity securities. These carryforwards, therefore, may expire prior to being fully utilized. Future financings may cause additional changes in ownership and further limitations on the use of federal net operating loss carryforwards.

 9. OPERATING LEASES

     The Company conducts its corporate operations from leased facilities. In addition to monthly rental payments, the Company is responsible for certain monthly operating and maintenance expenses of such facilities. The lease expires in 2001. The future minimum rental payments under this and other operating lease arrangements are as follows (in thousands):

                1996..................................................  $185
                1997..................................................   151
                1998..................................................   137
                1999..................................................   245
                2000..................................................   289
                Thereafter............................................    72

     Rent expense totaled $125,000, $157,000 and $188,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

                         VENTANA MEDICAL SYSTEMS, INC.

                               DECEMBER 31, 1995
    (INFORMATION FOR THE PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

10. SUBSEQUENT EVENTS

     In April 1996, the Company's Board of Directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to sell shares of its common stock in an underwritten public offering. The Company's Board of Directors also approved a reduction in the number of authorized shares of undesignated preferred stock to 5,000,000 and an increase in the number of authorized shares of common stock to 50,000,000. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the Preferred Stock and concurrent cancellation of undeclared dividends of $8,456,000, is set forth on the accompanying consolidated balance sheet.

     In conjunction with the proposed Offering, the Board of Directors authorized a 1-for-2.7059046 reverse split of its common stock to be effected prior to the closing of the offering. The accompanying consolidated financial statements have been adjusted retroactively to reflect the reverse split of the common stock. The conversion ratios of the respective series of convertible preferred stock were automatically adjusted to reflect the reverse split.

     If the Offering is consummated under terms presently anticipated, all of the currently outstanding preferred stock will automatically convert into 6,661,841 shares of common stock, and 84,598 shares of common stock will be issued due to warrant exercises. Unaudited pro forma stockholders' equity as adjusted for the assumed conversion (but not for the exercise of outstanding warrants) is set forth in the accompanying balance sheet.

     The Company acquired BioTek for $18.8 million on February 26, 1996. The acquisition has been accounted for as a purchase.

     The purchase price for BioTek consisted of:

                                                                 (IN THOUSANDS)
                Cash consideration.............................     $  2,500
                Stock issued to BioTek noteholders.............        3,007
                Exchange Notes issued..........................        8,978
                Note payable -- escrow for contingencies.......          234
                Net historical liabilities assumed.............        4,044
                                                                     -------
                                                                    $ 18,763
                                                                     =======

     The purchase price was allocated as follows:

                                                                 (IN THOUSANDS)
                Tangible net assets............................     $  2,288
                In-process research and development............        5,000
                Goodwill.......................................        1,875
                Developed technology...........................        2,000
                Customer base..................................        4,200
                Covenant not-to-compete........................        1,800
                Assembled work force...........................          500
                Trademark and trade name.......................        1,100
                                                                      ------
                Total purchase price...........................     $ 18,763
                                                                      ======

     The Company charged to expense at the date of the acquisition $5.0 million relating to the portion of the purchase price allocated to those in-process research and development projects where technological feasibility had not yet been established and where there are no alternative future uses.

                         VENTANA MEDICAL SYSTEMS, INC.

                               DECEMBER 31, 1995
    (INFORMATION FOR THE PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The Exchange Notes were convertible into the Company's common stock for 30 days subsequent to the acquisition. As of March 25, 1996 approximately $3,007,000 of the Exchange Notes were converted into the Company's common stock. The Exchange Notes are payable at the earlier of 30 days after an initial public offering of the Company's common stock of at least $20 million or February 1998. The Exchange Notes bear interest at 7% payable on December 31, 1996 and 1997. The December 31, 1996 interest payment may be made in cash or common stock, at the Company's option. If the Notes are redeemed prior to December 31, 1996, no interest is payable.

     On March 15, 1996, the Company amended its borrowing agreement with its bank. The Company obtained a lending commitment for $2.0 million under a term loan with interest at the bank's prime rate plus 2.0%. The Company will make monthly interest payments on amounts borrowed through March 1997, at which time any amount borrowed plus accrued interest must be repaid in 24 equal monthly installments. The Company's line of credit was extended through March 1997.

     During the quarter ended March 31, 1996, the Company raised $4.6 million through the private placement of subordinated notes which included warrants to purchase an aggregate of 2,378,898 shares of Preferred Stock of the Company at an exercise price of $2.15 per share which will convert into 879,183 shares of Common Stock upon the completion of this Offering. The proceeds of these notes were used to fund the cash portion of the BioTek acquisition consideration and to provide working capital. These notes bear interest at 7% per annum, which will be forgiven if the notes are repaid prior to December 31, 1996. The subordinated notes are required to be repaid by the Company within 30 days of the completion of this Offering.

     On February 26, 1996, the Company sold 646,659 shares of common stock to two directors of the Company and a related partnership at a price of $1.62 per share for their efforts and assistance in completing the BioTek acquisition and assisting management with its integration of the companies. These shares are subject to buyback by the Company at the issuance price for various periods. These buyback provisions lapse upon successful completion of an initial public offering or sale of the Company for a price of at least $10.82 per share.

     In May 1996, the Company established the 1996 Stock Option Plan (the "1996 Stock Plan") and reserved 1,000,000 shares of common stock for issuance. No options to purchase shares of common stock have been granted.

                         VENTANA MEDICAL SYSTEMS, INC.

                               DECEMBER 31, 1995
    (INFORMATION FOR THE PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     In May 1996, the Board of Directors authorized the 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan"). A total of 200,000 shares of common stock are reserved for issuance under the 1996 Purchase Plan. No shares have been issued under the 1996 Purchase Plan. The 1996 Purchase Plan permits eligible employees to purchase common stock through payroll deductions, subject to certain limitations. The price at which stock is purchased under the 1996 Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable offering period, whichever is lower.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
BioTek Solutions, Inc.

     We have audited the accompanying balance sheets of BioTek Solutions, Inc., as of June 30, 1995 and December 31, 1995, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended June 30, 1995 and the six-months ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioTek Solutions, Inc. as of June 30, 1995 and December 31, 1995, and the results of its operations and its cash flows for the year ended June 30, 1995 and the six-months ended December 31, 1995, in conformity with generally accepted accounting principles.

Tucson, Arizona
February 2, 1996, except for Note 12,
as to which the date is February 20, 1996

                             BIOTEK SOLUTIONS, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                ASSETS (Note 8)

                                                                       JUNE 30,      DECEMBER
                                                                         1995        31, 1995
                                                                       --------     -----------
Current assets:
  Cash...............................................................  $    275      $      31
  Accounts receivable, net of allowance of $50 at June 30, 1995 and
     $78 at December 31, 1995........................................       425            523
  Inventories (Note 4)...............................................       152            168
  Prepaid expenses...................................................       115            607
                                                                       --------       --------
          Total current assets.......................................       967          1,329
Property and equipment, net (Note 5).................................       940            795
Other assets (Note 6)................................................       581            470
                                                                       --------       --------
                                                                       $  2,488      $   2,594
                                                                       ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...................................................  $  1,443      $   1,128
  Accrued expenses (Note 7)..........................................     3,700          5,228
  Current portion of long-term debt (Note 8).........................     1,106          8,685
                                                                       --------       --------
          Total current liabilities..................................     6,249         15,041
Long-term debt, less current portion (Note 8)........................     8,971          2,080
Commitments and contingencies (Note 11)
Stockholders' equity (deficit):
  Common stock, no par value:
     Authorized -- 10,000,000 shares
     Outstanding -- 8,593,915 and 9,024,195 shares at June 30, 1995
      and December 31, 1995, respectively............................     3,047          3,051
  Accumulated deficit................................................   (15,764)       (17,563)
  Treasury stock.....................................................       (15)           (15)
                                                                       --------       --------
          Total stockholders' equity (deficit).......................   (12,732)       (14,527)
                                                                       --------       --------
                                                                       $  2,488      $   2,594
                                                                       ========       ========

                            See accompanying notes.

                             BIOTEK SOLUTIONS, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                      SIX-MONTHS
                                                                      YEAR ENDED        ENDED
                                                                       JUNE 30,      DECEMBER 31,
                                                                         1995            1995
                                                                      ----------     ------------
Revenues............................................................   $  6,043        $  3,640
Cost of sales.......................................................      3,714           2,233
                                                                        -------         -------
                                                                          2,329           1,407
Cost and expenses:
  Research and development..........................................      1,734             751
  Selling, general and administrative expenses......................      3,666           1,327
                                                                        -------         -------
Loss from operations................................................     (3,071)           (671)
Interest expense....................................................      1,730             979
Amortization and other..............................................        298             149
                                                                        -------         -------
Net loss............................................................   $ (5,099)       $ (1,799)
                                                                        =======         =======

                            See accompanying notes.

                             BIOTEK SOLUTIONS, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                             COMMON STOCK
                                        ----------------------
                                          SHARES                   ACCUMULATED     TREASURY
                                        OUTSTANDING     AMOUNT       DEFICIT        STOCK        TOTAL
                                        -----------     ------     -----------     --------     --------
Balance, July 1, 1994.................   7,478,985      $2,335      $  (9,920)       $ --       $ (7,585)
  Net loss............................          --          --         (5,099)         --         (5,099)
  Issuance of common stock with
     debt.............................   1,082,964         694             --          --            694
  Repurchase of founder's shares with
     note.............................    (950,000)         --           (745)        (15)          (760)
  Shares issued as compensation for
     financings.......................     574,770           6             --          --              6
  Exercise of warrants................     407,196          12             --          --             12
                                         ---------      ------       --------        ----       --------
Balance, June 30, 1995................   8,593,915       3,047        (15,764)        (15)       (12,732)
  Net loss............................          --          --         (1,799)         --         (1,799)
  Exercise of warrants................     430,280           4             --          --              4
                                         ---------      ------       --------        ----       --------
Balance, December 31, 1995............   9,024,195      $3,051      $ (17,563)       $(15)      $(14,527)
                                         =========      ======       ========        ====       ========

                            See accompanying notes.

                             BIOTEK SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      SIX-MONTHS
                                                                      YEAR ENDED        ENDED
                                                                       JUNE 30,      DECEMBER 31,
                                                                         1995            1995
                                                                      ----------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss............................................................   $ (5,099)       $ (1,799)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization.....................................      1,501             776
Changes in operating assets and liabilities:
  Accounts receivable...............................................       (306)            (98)
  Inventories.......................................................        379             (16)
  Other assets......................................................       (152)            (15)
  Accounts payable..................................................       (233)           (834)
  Other liabilities.................................................        571             781
                                                                      ----------     ------------
Net cash used in operating activities...............................     (3,339)         (1,205)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment.................................        (84)             --
                                                                      ----------     ------------
Net cash used in investing activities...............................        (84)             --
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock............................................         18               4
Issuance of notes payable, net of loan origination fees.............      3,418             957
                                                                      ----------     ------------
Net cash provided by financing activities...........................      3,436             961
                                                                      ----------     ------------
Net increase (decrease) in cash.....................................         13            (244)
Cash, beginning of period...........................................        262             275
                                                                      ----------     ------------
Cash, end of period.................................................   $    275        $     31
                                                                       ========      ==========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest..............................................   $    351        $     69
                                                                       ========      ==========

                            See accompanying notes.

                             BIOTEK SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

 1. BACKGROUND

     BioTek Solutions, Inc. (the Company) develops, manufactures, markets and supports proprietary computerized instruments that automate biopsy tests for the diagnosis of cancer, viruses and other conditions and diseases. These instruments use the Company's chemical reagents and utilize monoclonal antibodies, DNA probes and other sophisticated analytical techniques. This system effectively replaces the labor-intensive, manually-performed sequences of immunohistochemistry analysis of the biopsy, and allows the user to perform up to five test routines simultaneously with increased accuracy and significant cost reduction. The Company also provides extensive after-sale support and maintenance.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue: Revenue generally is recognized upon shipment of products. Revenue from service contracts is recognized ratably over the lives of the contracts.

     Credit Risk: Virtually all of the Company's sales are made through two distributors. The Company has not experienced bad debts from these distributors in the past. The domestic distribution agreement expires in April 1998, and the international distribution agreement expires in December 1999, if not renewed by the parties.

     A portion of the cash flows from these distribution agreements have been pledged to repay the advances from one of the distributors and to reimburse contract manufacturers for start-up expenses (see Note 7).

     Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Property and Equipment: Property and equipment are stated at cost. The Company capitalizes expenditures that materially increase asset lives and charges ordinary repairs and maintenance to operations as incurred. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, which are generally three to five years.

     Income Taxes: The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce the carrying amount of deferred tax assets to their net realizable value.

     Stock-Based Compensation: The Company accounts for its stock compensation arrangements under the provisions of APB 25, Accounting for Stock Issued to Employees, and intends to continue to do so.

     Use of Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's cash, accounts receivable, and long-term debt represent financial instruments as defined by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. The carrying value of these financial instruments is a reasonable approximation of fair value.

                             BIOTEK SOLUTIONS, INC.

 4. INVENTORIES

     Inventories consist of the following:

                                                                 JUNE 30,     DECEMBER 31,
                                                                   1995           1995
                                                                 --------     ------------
                                                                      (IN THOUSANDS)
        Raw materials and work-in-process......................    $100           $102
        Finished goods.........................................      52             66
                                                                   ----           ----
                                                                   $152           $168
                                                                   ====           ====

 5. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                JUNE 30,      DECEMBER 31,
                                                                  1995            1995
                                                                ---------     -------------
                                                                      (IN THOUSANDS)
        Machinery and equipment...............................   $ 1,311         $ 1,312
        Furniture and fixtures................................        31              31
        Leasehold improvements................................       135             135
        Other.................................................        22              18
                                                                  ------          ------
                                                                   1,499           1,496
        Less accumulated depreciation and amortization........       559             701
                                                                  ------          ------
                                                                 $   940         $   795
                                                                  ======          ======

 6. OTHER ASSETS

     Other assets consist of the following:

                                                                JUNE 30,      DECEMBER 31,
                                                                  1995            1995
                                                                ---------     -------------
                                                                      (IN THOUSANDS)
        Patents, net..........................................    $ 148           $ 167
        Loan origination fees, net............................      417             282
        Deposits and other....................................       16              21
                                                                   ----            ----
                                                                  $ 581           $ 470
                                                                   ====            ====

     Patents are net of amortization of $14,000 and $19,000 at June 30, 1995 and December 31, 1995, respectively. Loan origination fees are net of amortization of $512,000 and $647,000 at June 30, 1995 and December 31, 1995, respectively.

     Loan origination fees were paid to a broker/dealer controlled by a member of the Company's Board of Directors in connection with private placement offerings. These fees include a commission of 10% of the funds raised from investors not identified by the Company and 5% for investors identified by the Company, as well as five-year warrants to buy common stock equal to 10% of common stock issued for investors not identified by the Company and 6% for investors identified by the Company. These fees are included in other assets in the accompanying balance sheets and are being amortized over the terms of the related notes payable.

                             BIOTEK SOLUTIONS, INC.

 7. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                JUNE 30,      DECEMBER 31,
                                                                  1995            1995
                                                                ---------     -------------
                                                                      (IN THOUSANDS)
        Advances from distributor.............................   $ 1,402         $ 2,239
        Legal fees and settlements............................       868           1,124
        Accrued interest......................................       380             676
        Deferred revenue......................................       341             455
        Reimbursement of start-up expenses to contract
          manufacturers.......................................       230             242
        Due to officers.......................................       210             227
        Other.................................................       269             265
                                                                  ------          ------
                                                                 $ 3,700         $ 5,228
                                                                  ======          ======

 8.  LONG-TERM DEBT

     Long-term debt, consists of the following:

                                                                JUNE 30,      DECEMBER 31,
                                                                  1995            1995
                                                                ---------     -------------
                                                                      (IN THOUSANDS)
        Notes payable issued through private placements:
          7.5% due July 31, 1995, extended (see below)........   $ 1,500         $ 1,500
          7.5% due December 31, 1996..........................     1,146           1,087
          7.5% due March 31, 1996.............................       500             500
          7.5% due June 30, 1996..............................       600             600
          8.25% due September 30, 1996........................     5,869           5,869
          Zero coupon, due September 30, 1997.................     1,113           1,334
        Other.................................................       881             877
                                                                  ------          ------
                                                                  11,609          11,767
        Less:
          Original issue discount.............................     1,532           1,002
          Current portion.....................................     1,106           8,685
                                                                  ------          ------
                                                                 $ 8,971         $ 2,080
                                                                  ======          ======

     Substantially all of the Company's financing has consisted of financing units. Each unit consists of a note payable with a fixed interest rate and a specified number of shares of the Company's common stock. The value of the common stock has been recorded as imputed interest on the notes payable, and is being amortized as additional interest expense over the life of the notes. This discount increases the interest rates on the notes from stated rates of between 7.5% and 8.25% to effective rates of between 7.8% and 31.6%.

     Annual maturities of the Company's long-term debt are $8,685,000 in 1996 and $2,080,000 in 1997.

     During the fiscal year ended June 30, 1995, investors holding notes with a face value of $966,000 and accrued interest of $180,000 due December 31, 1994 exchanged these notes for new notes with a face value of $1,146,000 due December 31, 1996 with interest payable quarterly at 7.5%.

     In accordance with the terms of the offering document, the Company extended the maturity of the notes originally due July 31, 1995 until October 31, 1995. Under the terms of the offering document, holders of

                             BIOTEK SOLUTIONS, INC.

these notes must proceed against the Company as a group (defined as holders of at least 50% of the total principal balance) to declare the notes in default. The Company has obtained waivers from holders of greater than 50% of the outstanding principal balance, deferring any action against the Company until March 31, 1996.

     Notes with a face value of $1,113,000 and $1,334,000 at June 30, 1995 and December 31, 1995 are convertible into the Company's common stock at a conversion rate of one share of stock per $1.00 of note principal.

     All notes call for quarterly payments of interest. The notes may be called prior to maturity at the option of the Company. The Company may extend the maturity of the notes by three months upon notice. The notes are automatically due in full upon liquidation of the Company, sale of the Company, default or an initial public offering in excess of $5,000,000. The notes are collateralized by substantially all of the Company's assets.

     In connection with the business combination transaction (see Note 12), Ventana Medical Systems, Inc. ("Ventana") replaced substantially all of the above notes with Ventana exchange notes ("Exchange Notes"). The Exchange Notes are payable at the earlier of 30 days after a successful public offering of Ventana stock or February 1998. The Exchange Notes bear interest at 7%, payable December 31, 1996 and 1997. The interest due December 31, 1996 is payable either in cash or Ventana common stock, at Ventana's option. If the notes are redeemed prior to December 31, 1996, no interest is payable. The Exchange Notes are convertible into Ventana common stock at a price of $5.00 per share for 30 days subsequent to the closing of the transaction.

 9. STOCKHOLDERS' EQUITY (DEFICIT)

     In January 1994, the Board of Directors adopted the Amended and Restated 1991 Stock Incentive Plan (the Plan). The Plan provides for the granting of options to purchase common stock that are either intended to qualify as incentive common stock options or nonqualified options. All officers, directors, employees, consultants, advisers, independent contractors and agents are eligible to receive options under the Plan, except that only employees may receive incentive common stock options. The maximum number of common shares available for issuance under the Plan is 1,250,000.

     The exercise price of incentive common stock options granted under the Plan must be at least equal to the fair market value of the shares on the date of grant (110% of fair market value in the case of participants who own shares possessing more than 10% of the combined voting power of the Company) and may not have a term in excess of ten years from the date of grant (five years in the case of participants who own shares possessing more than 10% of the combined voting power of the Company). A summary of changes in the common shares under option follows:

                                                              SHARES            PRICE
                                                           UNDER OPTION         RANGE
                                                           ------------     -------------
        Balance, July 1, 1994............................     818,000       $.45 -- $3.00
          Granted........................................       8,000                2.50
          Canceled.......................................    (119,419)       .45 --  2.50
                                                           ------------     -------------
        Balance, June 30, 1995...........................     706,581        .45 --  3.00
          Granted........................................          --                  --
          Canceled.......................................          --                  --
                                                           ------------     -------------
        Balance, December 31, 1995.......................     706,581       $.45 -- $3.00
                                                           ==========        ============

     In January 1996, the Company's Board of Directors terminated the Plan pursuant to the Plan document. Upon termination, all options became fully vested. All options not exercised within 30 days of the termination are canceled.

                             BIOTEK SOLUTIONS, INC.

     Warrants for the purchase of 1,248,917 shares of common stock with exercise prices between $.01-$3.33 were outstanding at December 31, 1995. All warrants will be canceled upon closing of the Ventana acquisition (see Note 12).

10. INCOME TAXES

     The Company's deferred tax assets consist of the following:

                                                   JUNE 30, 1995         DECEMBER 31, 1995
                                                -------------------     -------------------
                                                             NON-                    NON-
                                                CURRENT     CURRENT     CURRENT     CURRENT
                                                -------     -------     -------     -------
                                                              (IN THOUSANDS)
        Net operating loss carryforwards......   $  --      $ 3,954      $  --      $ 4,331
        Capitalized research and
          development.........................      --        1,025         --        1,133
        Research and development credits......      --           76         --          113
        Basis of fixed assets.................      --           82         --          110
        Reserves and allowances not currently
          deductible..........................     355           --        332           --
                                                 -----      -------      -----      -------
                                                   355        5,137        332        5,687
        Valuation allowance...................    (355)      (5,137)      (332)      (5,687)
                                                 -----      -------      -----      -------
        Net deferred tax assets...............   $  --      $    --      $  --      $    --
                                                 =====      =======      =====      =======

     Temporary differences between the federal net operating losses for financial reporting and income tax purposes primarily relate to the deferral of research and development expenses for tax purposes.

     At June 30, 1995 and December 31, 1995, the Company had net operating loss carryforwards for federal and state purposes of $9,884,000 and $10,828,000, respectively. These federal and state carryforwards will begin to expire in 2008, if not previously utilized. Utilization of the Company's net operating loss carryforwards will be subject to limitations due to the change in ownership provisions of the Internal Revenue Code as a result of the acquisition by Ventana (see Note 12). These carryforwards, therefore, may expire prior to being fully utilized.

11. COMMITMENTS AND CONTINGENCIES

     The Company leases its operating facility under an operating lease. The Company has the following future minimum annual lease payments as of December 31, 1995:

                                                         (IN THOUSANDS)
                                                         --------------
                        1996...........................       $147
                        1997...........................        113
                        1998...........................         66
                                                              ----
                                                              $326
                                                              ====

     Total rent expense related to these facility leases was approximately $195,000 for the year ended June 30, 1995 and $110,000 for the six-months ended December 31, 1995.

     A competitor has filed suit against the Company alleging infringement of certain patent rights. The Company is involved in various other litigation arising in the normal course of business. Management, in conjunction with outside counsel, periodically reviews such matters and makes any accruals deemed necessary. Management is of the opinion that the disposition of these claims will not have a material effect on the Company's financial statements.

                             BIOTEK SOLUTIONS, INC.

12. SUBSEQUENT EVENT

     On February 20, 1996, the Company's stockholders approved the acquisition of all of the Company's outstanding common stock by Ventana for consideration of $18,763,000. The purchase price includes cash, issuance of Exchange Notes, and the assumption of liabilities. The Company does not anticipate any funds will remain for common stockholders once the Company's liabilities are settled. The Company will become a wholly owned subsidiary of Ventana, which will provide the financial resources for the Company to meet its operating needs.

     The Company incurred $1,395,000 in costs subsequent to year end related to the transaction, including the issuance of notes payable of $888,000 and the payment of cash of $328,000 paid to officers and directors of the Company.

     Subsequent to December 31, 1995, the Company renegotiated certain obligations with its vendors. Accounts payable, accrued expenses, and long-term debt with carrying values totaling $1,923,000 in the accompanying balance sheet were settled for $1,120,000. The resulting gain of $803,000 is not included in the accompanying statement of operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
BioTek Solutions, Inc.

     We have audited the accompanying balance sheets of BIOTEK SOLUTIONS, INC.(a California corporation) as of June 30, 1993 and 1994 and the related statements of operations, shareholders' deficit and cash flows for the years then ended June 30, 1993 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioTek Solutions, Inc. as of June 30, 1993 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
February 2, 1996
(except with respect to
the information in Note 8
as to which the date is
February 20, 1996)

                             BIOTEK SOLUTIONS, INC.

                                 BALANCE SHEETS
                          AS OF JUNE 30, 1993 AND 1994

                                     ASSETS

                                                                         1993           1994
                                                                      ----------     ----------
Current Assets:
  Cash..............................................................  $  100,519     $  261,611
  Accounts receivable, net of allowance of $41,650 and $44,984 at
     June 30, 1993 and 1994, respectively...........................     246,115        421,269
  Inventories.......................................................     332,038        530,926
  Prepaid expenses..................................................          --         26,466
                                                                      ----------     ----------
          Total current assets......................................     678,672      1,240,272
                                                                      ----------     ----------
Property, Equipment and Leasehold Improvements:
  Equipment.........................................................     370,700      1,071,004
  Furniture and fixtures............................................      10,293         31,095
  Leasehold improvements............................................      30,754        130,841
  Vehicles..........................................................       5,000          5,000
  Computer hardware and software....................................      55,776        184,988
                                                                      ----------     ----------
                                                                         472,523      1,422,928
  Less -- Accumulated depreciation and amortization.................      55,076        279,139
                                                                      ----------     ----------
                                                                         417,447      1,143,789
                                                                      ----------     ----------
Other Assets:
  Patents, net of amortization of $1,929 and $6,543 at June 30, 1993
     and 1994, respectively.........................................      59,957         90,319
  Private placement origination fee, net of amortization of $51,816
     and $168,897 at June 30, 1993 and 1994, respectively...........     206,684        464,816
  Deposits..........................................................         670         18,577
                                                                      ----------     ----------
                                                                         267,311        573,712
                                                                      ----------     ----------
                                                                      $1,363,430     $2,957,773
                                                                      ==========     ==========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Accounts payable..................................................  $  677,456     $1,862,903
  Accrued liabilities...............................................     729,375        695,726
  Other.............................................................     136,280        359,139
  Restructuring reserve.............................................          --        611,441
  Current portion of notes payable..................................          --        979,000
  Reimbursement of start-up expenses to contract manufacturer.......          --        662,000
                                                                      ----------     ----------
          Total current liabilities.................................   1,543,111      5,170,209
                                                                      ----------     ----------
Notes Payable, net of current portion and original issue discount...   3,144,099      5,372,823
                                                                      ----------     ----------
Commitments and Contingencies (Note 4)
Stockholders' Deficit:
  Common stock, no par value
     Authorized -- 10,000,000 shares issued and outstanding
     5,940,800 and 7,478,985 in 1993 and 1994 respectively..........     743,646      2,335,031
  Accumulated deficit...............................................  (4,067,426)    (9,920,290)
                                                                      ----------     ----------
                                                                      (3,323,780)    (7,585,259)
                                                                      ----------     ----------
                                                                      $1,363,430     $2,957,773
                                                                      ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                             BIOTEK SOLUTIONS, INC.

                            STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1993 AND 1994

                                                                         1993          1994
                                                                      -----------   -----------
Revenues............................................................  $ 1,549,655   $ 6,159,843
                                                                      -----------   -----------
Cost and expenses:
  Cost of revenues..................................................    1,410,693     4,103,279
  Research and development..........................................    1,370,376       861,310
  Selling, general and administrative expenses......................    1,764,228     5,222,464
  Restructuring expense.............................................           --       877,004
                                                                      -----------   -----------
                                                                        4,545,297    11,064,057
                                                                      -----------   -----------
     Loss from operations...........................................   (2,995,642)   (4,904,214)
                                                                      -----------   -----------
Interest expense (income), net:
  Interest expense..................................................      255,406       953,691
  Interest income...................................................       (7,722)       (5,841)
                                                                      -----------   -----------
                                                                          247,684       947,850
                                                                      -----------   -----------
     Loss before provision for state income taxes...................   (3,243,326)   (5,852,064)
Provision for state income taxes....................................        1,000           800
                                                                      -----------   -----------
Net loss............................................................  $(3,244,326)  $(5,852,864)
                                                                      ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             BIOTEK SOLUTIONS, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                   FOR THE YEARS ENDED JUNE 30, 1993 AND 1994

                                                               COMMON STOCK
                                                        --------------------------
                                                          SHARES                       ACCUMULATED
                                                        OUTSTANDING       AMOUNT         DEFICIT
                                                        -----------     ----------     -----------
Balance, June 30, 1992................................   3,945,000      $   54,568     $  (823,100)
  Issuance of Common Stock in connection with private
     placement........................................     229,800           2,298              --
  Issuance of Common Stock in settlement of lawsuits
     in connection with bridge loan...................      50,000             500              --
  Issuance of Common Stock in connection with the
     first private placement with a related party.....     900,000           9,000              --
  Issuance of Common Stock in connection with the
     second private placement with a related party....     250,000         207,500              --
  Issuance of Common Stock in settlement of lawsuit
     with former board member.........................     266,000         220,780              --
  Issuance of Common Stock in connection with the
     third private placement with a related party.....     300,000         249,000              --
Net loss..............................................          --                      (3,244,326)
                                                         ---------      -----------    ------------
Balance, June 30, 1993................................   5,940,800         743,646      (4,067,426)
  Issuance of common stock upon the exercise of
     warrants.........................................       5,000           2,250              --
  Issuance of common stock in connection with the
     fourth, fifth and sixth private placements with a
     related party....................................   1,533,185       1,589,135              --
Net loss..............................................          --              --      (5,852,864)
                                                         ---------      -----------    ------------
Balance, June 30, 1994................................   7,478,985      $2,335,031     $(9,920,290)
                                                         =========      ===========    ============

   The accompanying notes are an integral part of these financial statements.

                             BIOTEK SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1993 AND 1994

                                                                       1993            1994
                                                                    -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss........................................................  $(3,244,326)    $(5,852,864)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation.................................................       51,626         228,677
     Interest and amortization of loan fees.......................       94,993         552,912
     Issuance of Common Stock for settlement of lawsuits..........      221,280              --
     Restructuring reserve........................................           --         611,441
     Reimbursement of start-up expenses to contract
      manufacturer................................................           --         662,000
  (Increase) decrease in:
     Accounts receivable..........................................     (245,115)       (175,154)
     Inventories..................................................     (332,038)       (198,888)
     Prepaid expenses.............................................        6,520         (26,466)
     Deposits.....................................................      (48,989)        (17,907)
     Patents......................................................        2,660         (34,976)
  Increase (decrease) in:
     Accounts payable.............................................      659,940       1,185,447
     Accrued liabilities..........................................      706,427         (33,649)
     Other liabilities............................................       91,280         222,859
                                                                    -----------     -----------
          Net cash used in operating activities...................   (2,035,742)     (2,876,568)
                                                                    -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, equipment and leasehold improvements......     (376,149)       (950,405)
                                                                    -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of Common Stock........................................           --           2,670
  Issuance of notes payable.......................................    2,626,000       4,360,608
  Loan fees paid in association with issuance of notes payable....     (258,500)       (375,213)
                                                                    -----------     -----------
          Net cash provided by financing activities...............    2,367,500       3,988,065
                                                                    -----------     -----------
NET INCREASE (DECREASE) IN CASH...................................      (44,391)        161,092
Cash, beginning of period.........................................      144,910         100,519
                                                                    -----------     -----------
Cash, end of period...............................................  $   100,519     $   261,611
                                                                    ===========     ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest.....................................................  $    50,000     $   272,211
                                                                    ===========     ===========
     Taxes........................................................  $     1,000     $     1,600
                                                                    ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                             BIOTEK SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 JUNE 30, 1994

1.  SIGNIFICANT RISKS

BUSINESS AND BASIS OF PRESENTATION

     BioTek Solutions, Inc. ("the Company") develops, manufactures, markets and supports proprietary computerized instruments that automate biopsy tests for the diagnosis of cancer, viruses and other conditions and diseases. These instruments use the Company's optimized chemical reagents and monoclonal antibodies. This system effectively replaces the labor-intensive, manually-performed sequences of the biopsy and surgical specimen preparation and allows the user to precisely and simultaneously perform up to five test routines with increased accuracy and significant cost reduction. The Company also provides extensive after-sale support and maintenance.

     The Company was formed in October 1990 and was a development stage company through June 30, 1992. The Company began selling products in the first quarter of fiscal 1993 and began volume sales in March 1993. The Company incurred net losses of $3,244,326 and $5,852,864 for the years ended June 30, 1993 and 1994, respectively. Continuing losses have adversely affected the liquidity of the Company. As of June 30, 1994, the Company had a working capital deficit of $3,929,937.

     The Company has relied upon private sales of equity and debt securities to obtain necessary working capital to support its activities. On February 20, 1996, the Company's stockholders approved the acquisition of the Company by Ventana Medical Systems, Inc. (Ventana)(see Note 8).

RESTRUCTURING CHARGES

     During fiscal 1994, the Company recorded a $877,004 charge to income for the repositioning of the Company's operations. The repositioning was necessitated by plans of a new management team. The charge includes costs associated with reductions in work force, removal of former president and termination of various leases. The Company believes that the repositioning and resulting expense reductions will allow it to operate in a more efficient manner in the future.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     Revenue is recognized upon shipment of product. Revenue for the years ended June 30, 1993 and 1994 were comprised of the following:

                                                                 1993           1994
                                                              ----------     ----------
        Instruments.........................................  $  938,896     $3,519,723
        Chemistries, disposables, service and other.........     610,759      2,640,120
                                                              ----------     ----------
                                                              $1,549,655     $6,159,843
                                                              ==========     ==========

     In January 1993, the Company signed an exclusive distribution agreement with Curtin Matheson Scientific, Inc. (CMS). This gave CMS the exclusive rights to sell instruments and consumables in the United States. Total sales to CMS for the years ended June 30, 1993 and 1994 were $1,213,000 and $5,445,394, respectively.

CREDIT RISK

     Virtually all of the Company's sales are made through two distributors. The Company has not experienced bad debts from these distributors in the past. The distribution agreement with CMS expires in

                             BIOTEK SOLUTIONS, INC.

April 1998, and the international distribution agreement expires in December 1999, if not renewed by the parties.

USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORY

     Inventory consists of automated instruments, chemical reagents, and replacement parts for the automated instruments (see Note 4). As of June 30, 1993 and 1994, inventory consisted of:

                                                                   1993         1994
                                                                 --------     --------
        Raw materials..........................................  $219,633     $ 36,078
        Work in process........................................    71,729      114,328
        Finished goods.........................................    40,676      380,520
                                                                 --------     --------
                                                                 $332,038     $530,926
                                                                 ========     ========

     Inventory is stated at the lower of cost (first-in, first-out) or market.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization is provided through the use of the straight-line method over the estimated useful lives of the assets as follows:

                              ASSET TYPE                        USEFUL LIFE
                ---------------------------------------  -------------------------
                Equipment..............................  5 years
                Furniture & Fixtures...................  5 years
                Leasehold Improvements.................  Lesser of the asset life or the life of the
                                                         respective lease
                Vehicles...............................  5 years
                Computer Hardware......................  5 years
                Computer Software......................  3 years

     The Company capitalizes expenditures that materially increase asset lives and charges ordinary repairs and maintenance to operations as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in results of operations.

CAPITALIZED PATENT COSTS

     The Company capitalizes costs of obtaining patent rights for certain products. Amortization of capitalized patent cost is provided on a straight-line basis over 17 years.

                             BIOTEK SOLUTIONS, INC.

INCOME TAXES

     No provision was made for federal income tax purposes since the Company has recorded a net operating loss from inception. The primary difference between book and tax loss is the capitalization of research and development costs for tax purposes. At June 30, 1994, the Company had net operating losses for federal and state purposes of $6,754,000. These federal and state carryforwards will begin to expire in 2006, if not previously utilized. Utilization of the Company's net operating losses will be subject to limitations due to the change in ownership provisions of the Internal Revenue Code as a result of the acquisition by Ventana (see Note 8). These carryforwards, therefore, may expire prior to being fully utilized.

3.  CAPITAL TRANSACTIONS

     On September 20, 1993, the shareholders approved an increase in the number of authorized shares of common stock from 6,500,000 to 10,000,000.

     In November 1990, the Company issued 1,000,000 shares of Common Stock to each of its three founders in exchange for $45,118. In addition, two of the founders transferred all their rights, title and interest in certain technology and equipment which was valued at zero.

     In July 1992, the Company issued 25,000 shares to each of two investors and a $24,000 note due December 31, 1992 with no interest. The note and shares were issued as part of a settlement agreement and mutual release among the investors, the Company and an officer of the Company.

     Between January 1992 and September 1992, the Company sold $979,000 in aggregate principal amount of units in a private placement to various investors. Each unit consisted of 30,000 shares of Common Stock and a senior secured note in the principal amount of $25,000 with interest accruing at 7.5 percent until maturity on July 31, 1995. Danzi Capital Group (DANZI) served as private placement agent for the offering (see Note 6). The Common Stock was valued at $.01 per share.

     In September 1992, the Company sold $1,500,000 in aggregate principal amount of units in a private placement to various investors. Each unit consisted of 15,000 shares of Common Stock and a senior unsecured note in the principal amount of $25,000 with interest accruing at 7.5 percent until maturity on July 31, 1995. Danzi served as private placement agent for the offering (see Note 6). The Common stock was valued at $.01 per share.

     In March 1993, the Company issued 266,000 shares to two former board members. These shares were issued as part of settlement agreements and a mutual release among the former board members and the Company.

     In April 1993, the Company sold $500,000 in aggregate principal amount of units in a private placement to various investors. Each unit consisted of 12,500 shares of Common Stock and a senior unsecured note in the principal amount of $25,000 with interest accruing at 7.5 percent until maturity on March 31, 1996. Danzi served as private placement agent for the offering (see Note 6). The Common stock was valued at $.83 per share.

     In May 1993, the Company sold $600,000 in aggregate principal amount of units in a private placement to various investors. Each unit consisted of 12,500 shares of Common Stock and a senior unsecured note in the principal amount of $25,000 with interest accruing at 7.5 percent until maturity on June 30, 1996. Danzi served as private placement agent for the offering (see Note 6). The Common Stock was valued at $.83 per share.

     Between July 1993 to October 1993, the Company sold $2,250,000 in aggregate principal amount of units in a private placement to various investors. Each unit consisted of 10,000 shares of Common Stock and a senior unsecured note in the principal amount of $25,000 with interest accruing at 8.25 percent until maturity

                             BIOTEK SOLUTIONS, INC.

on September 30, 1996. Danzi served as private placement agent for the offering (see Note 6). The Common Stock was valued at $.83 per share.

     Between March 1994 to June 1994, the Company sold $2,110,608 in aggregate principal amount of units in a private placement to various investors. Each unit consisted of 7,500 shares of Common Stock and a senior unsecured note in the principal amount of $25,000 with interest accruing at 8.25 percent until maturity on September 30, 1996. Danzi served as private placement agent for the offering (see Note 6). The Common Stock was valued at $1.33 per share.

     The value of the common stock has been recorded as imputed interest on the notes payable, and is being amortized as additional interest expense over the life of the notes. This discount increases the interest rates on the notes from stated rates of between 7.5 percent and 8.25 percent to effective rates of between 7.8 percent and 31.6 percent.

4.  COMMITMENTS AND CONTINGENCIES

ROYALTIES

     In May 1993, the Company entered into a royalty agreement with a slide manufacturer that obligates the Company to pay a percentage of the sales of certain items to the manufacturer based on terms defined in the royalty agreement with a guaranteed minimum of $50,000 per year for 4 years beginning in fiscal 1994. There was royalty expense of $50,000 for the year ended June 30, 1994 and no royalty expense for the year ended June 30, 1993.

LEASES

     The Company leased its office facility during 1992 under an operating lease on a month to month basis. The Company also has four sales offices that are rented on a month to month basis. Total rental expense related to these facility leases was approximately $106,000 and $140,175 for the years ended June 30, 1993 and 1994, respectively. The future minimum annual lease payments under a new 5 year office lease agreement signed subsequent to year end is as follows:

     YEAR ENDED JUNE 30,
- ------------------------------
      1995....................  $112,794
      1996....................   112,794
      1997....................   112,794
      1998....................   112,794
                                $451,176

DISTRIBUTOR LICENSING AGREEMENT

     In January 1993, the Company entered into a 5 year exclusive distribution agreement with CMS, a major distributor of medical products, to purchase and promote the Company's products. As of June 30, 1994, CMS had purchased 104 TechMate(TM) systems. CMS is required to purchase a total of 300 units by April 1995 in order to retain its exclusive distribution rights. CMS has not met this obligation; however no action has been taken.

STOCK PURCHASE AGREEMENT

     On February 14, 1992, the Company entered into a buy/sell agreement (the "Buy-Sell Agreement") with the three founders of the Company. Under the agreement, if a founder should be terminated for cause or voluntarily resign without written approval of the board, then the other founders and the Company shall have the option, but not the obligation, at any time and from time to time to purchase all or any portion of the

                             BIOTEK SOLUTIONS, INC.

shares owned by such founder. If the termination is determined to be without cause, then such founder shall have the right to require the Company to purchase all or a portion of the shares owned by-the-founder subject to certain limitations as defined in the agreement. The purchase price will be at fair market value determined on a semi-annual basis by the founders. If the fair market value is not adjusted the last agreed upon rate will prevail. The last established fair market value as set by the founders was $0.80 per share.

LITIGATION

     As of July 6, 1994, the former president of the Company was terminated. As a result of an arbitration ruling in July 1995, the Company has issued the former president a note for $760,000 bearing interest at 7.5 percent per year for the repurchase of his 950,000 shares.

     In March 1995, a competitor filed suit against the Company alleging infringement of certain patent rights. The Company is involved in various other actions arising in the normal course of business. Management, in conjunction with outside counsel, periodically reviews such matters and makes any accruals deemed necessary. Management is of the opinion that the disposition of these claims will not have a material effect on the Company's financial position or results of operations.

5.  NOTES PAYABLE

     Notes payable, all issued in connection with private placements (see Notes 3 and 6), consisted of the following as of June 30, 1994:

          Secured Notes payable, collateralized by the assets of the
             Company, interest at 7.5 percent payable quarterly, due
             December 31, 1994, subsequently extended to December 31,
             1996........................................................  $  979,000
          Secured Notes payable, collateralized by the assets of the
             Company, interest at 7.5 percent payable quarterly, due July
             31, 1995, subsequently extended to October 31, 1996.........   1,500,000
          Unsecured Notes payable, interest at 7.5 percent payable
             quarterly, due March 31, 1996...............................     500,000
          Unsecured Notes payable, interest at 7.5 percent payable
             quarterly, due June 30, 1996................................     600,000
          Unsecured Notes payable, interest at 8.25 percent payable
             quarterly, due September 30, 1996...........................   4,360,608
                                                                           ----------
                                                                            7,939,608
                                                                           ----------
        Less:
          Original issue discount........................................   1,587,785
          Current portion................................................     979,000
                                                                           ----------
                                                                           $5,372,823
                                                                           ==========

     In connection with the sale of the Company to Ventana (see Note 8), the outstanding notes were exchanged for Ventana notes which are interest free if paid by December 31, 1996 and ultimately due with interest at 7 percent on December 31, 1997. The entire amount is due 30 days after completion of an initial public offering.

6.  RELATED PARTIES

     The Company has completed several private placement offerings in which Danzi was the placement agent. In connection with these offerings Danzi was paid a commission of 10 percent of the funds raised from

                             BIOTEK SOLUTIONS, INC.

investors not identified by the Company and 5 percent for investors identified by the Company, payable upon the closing of the transactions. As additional consideration, the Company granted Danzi five-year warrants to buy Common Stock equal to 10 percent of Common Stock issued to investors not identified by the Company and 6 percent for identified obtained by the Company. Total fees paid and warrants issued to Danzi during the years ended June 30, 1993 and 1994 were $258,500, and 140,300 warrants in 1993 and $427,000 and 126,171 warrants in
1994. The fees paid to Danzi have been capitalized and are being amortized over the life of the related notes payable.

     The warrants issued to Danzi are summarized as follows:

                        EXPIRATION DATE                      EXERCISE PRICE     UNDERLYING SHARES
    -------------------------------------------------------  --------------     -----------------
    Between October 1997 and May 1998......................      $ 1.00              140,300
    Between July 1998 and June 1999........................      $ 1.00              126,171
                                                                                     -------
                                                                                     266,471
                                                                                     =======

7.  STOCK OPTIONS

     In November 1991, the Company adopted the Biotek Solutions, Inc. 1991 Stock Incentive Plan (the "Plan"). In January 1994, the Board of Directors adopted the Amended and Restated 1991 Stock Incentive Plan, subject to shareholder approval. The Plan provides for the granting of options to purchase Common Stock that are either intended to qualify as incentive Common Stock options or non-qualified options. All officers, directors, employees, consultants, advisers, independent contractors and agents are eligible to receive options under the Plan, except that employees may only receive incentive Common Stock options. The maximum number of shares available for issuance under the Plan is 1,250,000.

     The exercise price of incentive Common Stock options granted under the Plan must be at least equal to the fair market value of the shares on the date of grant (110 percent of fair market value in the case of participants who own shares possessing more than 10 percent of the combined voting power of the Company) and may not have a term in excess of 10 years from the date of grant (five years in the case of participants who are more than 10 percent Common Stockholders).

     A summary of changes in the shares under option follows:

                                                                   SHARES     PRICE RANGE
                                                                  --------    -----------
    Balance, June 30, 1992......................................   430,750    $        0.45
      Granted...................................................   303,000    0.45-- 0.83
      Canceled..................................................        --       --
                                                                   -------    -----------
    Balance, June 30, 1993......................................   733,750    0.45-- 0.83
      Granted...................................................   176,750    0.83-- 3.00
      Canceled..................................................    92,500    0.83-- 2.50
                                                                   -------    -----------
    Balance, June 30, 1994......................................   818,000    $0.45--$3.00
                                                                   =======    ===========

     At June 30, 1993 expiration dates for options outstanding ranged from fiscal 2002 to 2003. No amounts have been reflected in the Company's statements of operations with respect to these stock options.

     In January 1996, the Company's Board of Directors terminated the plan, pursuant to the plan document. Upon termination, all options became fully vested. All options not exercised within 30 days of the termination are canceled.

                             BIOTEK SOLUTIONS, INC.

8.  SUBSEQUENT EVENTS

     On February 20, 1996, the Company's stockholders approved the acquisition of the Company by Ventana. Under the terms of the acquisition agreement, Ventana will pay $4.5 million in cash and notes and assume $12.5 million of the Company's liabilities. Substantially all of the proceeds to the Company will be used to retire existing liabilities. The Company does not anticipate any funds will remain for common stockholders once the Company's liabilities are settled.

     Subsequent to December 31, 1995, the Company renegotiated certain obligations with its vendors. Accounts payable, accrued expenses, and long-term debt with carrying values totaling $1,923,000 in the accompanying balance sheet were settled for $1,120,000. The resulting gain of $803,000 is not included in the accompanying statements of operations.

- ------------------------------------------------------
- ------------------------------------------------------

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary......................      3
Risk Factors............................      6
The Company.............................     15
Use of Proceeds.........................     15
Dividend Policy.........................     15
Dilution................................     16
Capitalization..........................     17
Selected Consolidated Financial and
  Operating Data........................     18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................     20
Business................................     33
Management..............................     50
Certain Transactions....................     57
Principal and Selling Stockholders......     60
Description of Capital Stock............     64
Shares Eligible for Future Sale.........     65
Underwriting............................     67
Legal Matters...........................     68
Experts.................................     68
Additional Information..................     68
Index to Consolidated Financial
  Statements............................    F-1

                               ------------------

    UNTIL          , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                              SHARES

                                      LOGO

                         VENTANA MEDICAL SYSTEMS, INC.

                                  COMMON STOCK
                            -----------------------

                                   PROSPECTUS
                            -----------------------
                            BEAR, STEARNS & CO. INC.

                            DILLON, READ & CO. INC.

                                               , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                         VENTANA MEDICAL SYSTEMS, INC.

                           APPENDIX -- GRAPHIC IMAGES

INSIDE FRONT COVER

(1) [Image: The Ventana ES System, an automated diagnostic instrument used to perform standardized IHC testing in clinical and research laboratories.]

(2) [Image: The Ventana gen II, an automated diagnostic used to perform ISH (in situ hybridization) testing in clinical and research laboratories.]

BACK INSIDE COVER

(3) [The BioTek TechMate 500 System, a semi-automated diagnostic instrument used to perform standardized IHC testing in clinical and research laboratories.]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

        SEC registration fee..............................................  $ 19,035
        NASD filing fee...................................................     6,020
        Nasdaq National Market listing fee................................    40,000
        Printing and engraving costs......................................   150,000
        Legal fees and expenses...........................................   300,000
        Accounting fees and expenses......................................   200,000
        Blue Sky fees and expenses........................................    20,000
        Transfer Agent and Registrar fees.................................     5,000
        Directors and officers insurance coverage premiums................   150,000
        Miscellaneous expenses............................................    34,945
                                                                            --------
                  Total...................................................  $925,000
                                                                            ========

- ---------------

* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 10 of the Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors, employees and agents of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding the indemnified party had no reason to believe his conduct was unlawful.

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     The Registrant will enter into indemnification agreements with its directors and executive officers, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1993, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities (all of which are presented without giving effect to the reverse stock split to be effected prior to the closing of the Offering):

          (1) From inception of the Company, the Registrant issued and sold 807,585 shares of Common Stock to employees, directors and consultants at prices ranging from $.09 to $.35, upon exercise of incentive stock options under the Registrant's 1988 Stock Option Plan, or as stock purchases in connection with their employment with or services to the Company.

          (2) From inception of the Company, the Registrant issued and sold 222,989 shares of preferred stock to employees at prices ranging from $.90 to $2.15 per share pursuant to the 1991 Employee Stock Purchase Plan in connection with their employment with the Company.

          (3) From March 25, 1993 to January 23, 1995, Registrant issued 4,747,119 shares of Series D Preferred Stock at a price of $2.15 per share and 124,270 warrants for the purchase of Series D Preferred Stock with an exercise price of $2.15 per share to a total of 38 investors.

          (4) In October 1994, Registrant issued to R. James Danehy, President, Chief Executive Officer and a director of the Company a stock option covering 800,000 shares of Common Stock at an exercise price of $0.31 per share. 219,891 shares subject to such option which had vested were cancelled by the Company in November 1995, and the Company allowed Mr. Danehy to purchase 219,891 shares of Common Stock at a purchase price of $0.31 per share through his self-directed IRA.

          (5) In August 1994 the Company provided to Mr. Danehy the opportunity to purchase $200,000 of Series D Preferred Stock at $2.15 per share and an additional share of Common Stock at $0.84 per share for each two shares of Series D Preferred Stock purchased. Pursuant to his right, Mr. Danehy purchased 93,023 shares of Series D Preferred Stock and 46,512 shares of Common Stock at $0.31 per share in January 1996.

          (6) In February 1996, the Company issued approximately $12 million in Exchange Notes in exchange for notes held by 199 holders of BioTek notes as consideration for the acquisition of BioTek Solutions, Inc. Such Exchange Notes were convertible into Common Stock at a conversion price of $5.00 per share. Between February 26, 1996 and May 14, 1996 the Company issued approximately $5.1 million of convertible subordinated debt together with warrants to purchase 2,378,898 shares of Series D Preferred Stock at an exercise price of $2.15 per share to 68 investors (i.e., certain current stockholders and officers and directors of the Company).

          (7) In January 1996, the Company issued 69,767 shares of Series D Preferred Stock to Bear, Stearns & Co. Inc. as partial consideration for services rendered in connection with the acquisition of BioTek.

     The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

        EXHIBIT
        NUMBER                                      DESCRIPTION
      -----------    -------------------------------------------------------------------------
       1.1*          Form of Underwriting Agreement.


       3.1(i)(a)**   Restated Certificate of Incorporation, as amended.
       3.1(i)(b)*    Form of Restated Certificate of Incorporation to be filed after the closing of the offering made under this Registration Statement.
       3.1(ii)(a)**  Bylaws.
       3.1(ii)(b)*   Form of Bylaws to be effective on or about the closing of the Offering made under this Registration Statement.
       4.1*          Specimen Common Stock Certificate.
       5.1**         Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
      10.1(a)+       DAKO Distribution Agreement dated September 27, 1994.
      10.1(b)+       First Amendment to DAKO Distribution Agreement dated March 24, 1995.
      10.1(c)+       Further amendments to First Amendment to DAKO Distribution Agreement dated March 24, 1995.
      10.2(a)*       Kollsman Secured Promissory Note dated December 4, 1994.

        EXHIBIT
        NUMBER                                      DESCRIPTION
      -----------    -------------------------------------------------------------------------
      10.2(b)*       Development Secured Promissory Note dated March 24, 1995.
      10.3+          Curtin Matheson Scientific, Inc. Distribution Agreement dated January 18,
                     1993.
      10.4(a)**      Restricted Stock Purchase Agreement with Jack W. Schuler dated April 19,
                     1996 -- Tranche 1
      10.4(b)**      Restricted Stock Purchase Agreement with Jack W. Schuler dated April 19,
                     1996 -- Tranche 2
      10.4(c)**      Restricted Stock Purchase Agreement with Jack W. Schuler dated April 19,
                     1996 -- Tranche 3
      10.5(a)**      Restricted Stock Purchase Agreement with John Patience dated April 19,
                     1996 -- Tranche 1
      10.5(b)**      Restricted Stock Purchase Agreement with John Patience dated April 19,
                     1996 -- Tranche 2
      10.6*          Form of Indemnification Agreement for directors and officers.
      10.7(a)**      1988 Stock Option Plan and forms of agreements thereunder.
      10.7(b)**      1996 Stock Option Plan and forms of agreements thereunder.
      10.8(a)**      1991 Employee Stock Purchase Plan.
      10.8(b)**      1996 Employee Stock Purchase Plan.
      10.9**         Questier Employment Agreement dated October 20, 1995.
      10.10**        Restated Investors Rights Agreement dated February 20, 1996.
      10.11**        Sublease of Premises between the Registrant and Jerry R. Jones &
                     Associates, Inc., dated February 29, 1996, with attached Master Lease, dated October 26, 1988.
      10.12**        Master Lease Purchase Agreement between the Registrant and Copelco
                     Leasing Corporation dated April 13, 1994.
      10.13(a)**     Agreement and Plan of Reorganization dated January 19, 1996.
      10.13(b)**     Agreement and Plan of Merger dated February 26, 1996.
      10.13(c)**     Escrow Agreement dated February 26, 1996.
      10.14(a)**     Form of Stock Purchase Warrant to Purchase shares of Series D Preferred
                     Stock.
      10.14(b)**     Form of Preferred Stock Purchase Warrant.
      10.14(c)**     MBW and Marquette Warrants dated August 21, 1992.
      10.14(d)**     Schuler Warrant dated September 30, 1992.
      10.15(a)**     Form of Convertible Unsecured Promissory Note.
      10.15(b)**     Form of Convertible Unsecured Promissory Note.
      10.17+         Novocastra Laboratories Ltd. Distribution Agreement dated August 19,
                     1992.
      10.18+         LJL BioSystems, Inc. Techmate 250 Production Agreement dated May 1, 1996.
      10.19*         Form of Right of First Refusal.
      10.20(a)*      Silicon Valley Bank Loan and Security Agreement dated February 20, 1995.
      10.20(b)*      Amendment to Silicon Valley Bank Loan and Security Agreement dated
                     March 28, 1996.
      11.1**         Statement regarding computation of Per Share Earnings.
      21.1**         Subsidiaries of the Registrant.
      23.1**         Consent of Ernst & Young LLP, Independent Auditors (see page II-7).
      23.2**         Consent of Ernst & Young LLP, Independent Auditors (see page II-8).
      23.3**         Consent of Arthur Andersen LLP, Independent Public Accountants (see page
                     II-9).
      23.4**         Consent of Counsel (included in Exhibit 5.1).
      24.1**         Power of Attorney (see page II-4).
      27.1**         Financial Data Schedule.


- ---------------

 * To be filed by amendment.


** Previously Filed.



 + Confidential Treatment Requested.

     (b) FINANCIAL STATEMENT SCHEDULES

     No schedules have been filed herein because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on the 13th day of June, 1996.


                                          VENTANA MEDICAL SYSTEMS, INC.

                                          By:      /s/  R. JAMES DANEHY

                                            ------------------------------------
                                                 R. James Danehy, President
                                                and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                   SIGNATURE                                 TITLE                    DATE
- -----------------------------------------------  ------------------------------  --------------
             /s/  R. JAMES DANEHY                  President, Chief Executive    June 13, 1996
- -----------------------------------------------       Officer and Director
               (R. James Danehy)                 (Principal Executive Officer)
            /s/  R. MICHAEL RODGERS*                Vice President and Chief     June 13, 1996
- -----------------------------------------------   Financial Officer (Principal
             (R. Michael Rodgers)                   Financial and Accounting
                                                            Officer)
               /s/  REX J. BATES*                           Director             June 13, 1996
- -----------------------------------------------
                (Rex J. Bates)
             /s/  MICHAEL R. DANZI*                         Director             June 13, 1996
- -----------------------------------------------
              (Michael R. Danzi)
             /s/  EDWARD M. GILES*                          Director             June 13, 1996
- -----------------------------------------------
               (Edward M. Giles)
          /s/  THOMAS M. GROGAN, M.D.*                      Director             June 13, 1996
- -----------------------------------------------
           (Thomas M. Grogan, M.D.)

                   SIGNATURE                                 TITLE                    DATE
- -----------------------------------------------  ------------------------------  --------------
             /s/   JOHN PATIENCE*                           Director             June 13, 1996
- -----------------------------------------------
                (John Patience)
             /s/  JACK W. SCHULER*                          Director             June 13, 1996
- -----------------------------------------------
               (Jack W. Schuler)
         /s/  C. ANTHONY STELLAR, M.D.*                     Director             June 13, 1996
- -----------------------------------------------
          (C. Anthony Stellar, M.D.)
           /s/  JAMES M. STRICKLAND*                        Director             June 13, 1996
- -----------------------------------------------
             (James M. Strickland)
            /s/  JAMES R. WEERSING*                         Director             June 13, 1996
- -----------------------------------------------
              (James R. Weersing)
        *By:       /s/  R. JAMES DANEHY
- -----------------------------------------------
                (R. James Danehy)
                (Attorney in-fact)

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 28, 1996, except for Note 10, as to which the
date is           1996, of Ventana Medical Systems, Inc. in the Registration
Statement (Form S-1) and related Prospectus of Ventana Medical Systems, Inc., for the registration of 3,450,000 shares its common stock.

Tucson, Arizona
- --------------------------------------------------------------------------------

     The foregoing consent is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 10 to the consolidated financial statements.

                                       /s/ ERNST & YOUNG LLP

Tucson, Arizona
May 22, 1996

                                                                    EXHIBIT 23.2

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 2, 1996, except for Note 10, as to which the date is February 20, 1996, of BioTek Solutions, Inc. in the Registration Statement (Form S-1) and related Prospectus of Ventana Medical Systems, Inc. for the registration of 3,450,000 shares of its common stock.

                                          ERNST & YOUNG LLP

Tucson, Arizona
May 22, 1996

                                                                    EXHIBIT 23.3

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the use of our report dated February 2, 1996 (except with respect to the information in Note 8 as to which the date is February 20, 1996) with respect to the financial statements of BioTek Solutions, Inc. (and to all references to our Firm included in or made a part of this Registration Statement (Form S-1).

                                            /s/ ARTHUR ANDERSEN LLP
                                              Arthur Andersen LLP

Los Angeles, California
May 22, 1996

                               INDEX TO EXHIBITS

         EXHIBIT
         NUMBER                                     DESCRIPTION
      -------------   ------------------------------------------------------------------------
       1.1*           Form of Underwriting Agreement.


       3.1(i)(a)**    Restated Certificate of Incorporation, as amended.
       3.1(i)(b)*     Form of Restated Certificate of Incorporation to be filed after the closing of the offering made under this Registration Statement.
       3.1(ii)(a)**   Bylaws.
       3.1(ii)(b)*    Form of Bylaws to be effective on or about the closing of the Offering made under this Registration Statement.
       4.1*           Specimen Common Stock Certificate.
       5.1**          Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
      10.1(a)+        DAKO Distribution Agreement dated September 27, 1994.
      10.1(b)+        First Amendment to DAKO Distribution Agreement dated March 24, 1995.
      10.1(c)+        Further amendments to First Amendment to DAKO Distribution Agreement dated March 24, 1996.
      10.2(a)*        Kollsman Secured Promissory Note dated December 4, 1994.
      10.2(b)*        Development Secured Promissory Note dated March 24, 1995.
      10.3+           Curtin Matheson Scientific, Inc. Distribution Agreement dated January
                      18, 1993.
      10.4(a)**       Restricted Stock Purchase Agreement with Jack W. Schuler dated April 19,
                      1996 -- Tranche 1
      10.4(b)**       Restricted Stock Purchase Agreement with Jack W. Schuler dated April 19,
                      1996 -- Tranche 2
      10.4(c)**       Restricted Stock Purchase Agreement with Jack W. Schuler dated April 19,
                      1996 -- Tranche 3
      10.5(a)**       Restricted Stock Purchase Agreement with John Patience dated April 19,
                      1996 -- Tranche 1
      10.5(b)**       Restricted Stock Purchase Agreement with John Patience dated April 19,
                      1996 -- Tranche 2
      10.6*           Form of Indemnification Agreement for directors and officers.
      10.7(a)**       1988 Stock Option Plan and forms of agreements thereunder.
      10.7(b)**       1996 Stock Option Plan and forms of agreements thereunder.
      10.8(a)**       1991 Employee Stock Purchase Plan.
      10.8(b)**       1996 Employee Stock Purchase Plan.
      10.9**          Questier Employment Agreement dated October 20, 1995.
      10.10**         Restated Investors Rights Agreement dated February 20, 1996.
      10.11**         Sublease of Premises between the Registrant and Jerry R. Jones &
                      Associates, Inc., dated February 29, 1996, with attached Master Lease, dated October 26, 1988.
      10.12**         Master Lease Purchase Agreement between the Registrant and Copelco
                      Leasing Corporation dated April 13, 1994.
      10.13(a)**      Agreement and Plan of Reorganization dated January 19, 1996.
      10.13(b)**      Agreement and Plan of Merger dated February 26, 1996.
      10.13(c)**      Escrow Agreement dated February 26, 1996.
      10.14(a)**      Form of Stock Purchase Warrant to Purchase shares of Series D Preferred
                      Stock.
      10.14(b)**      Form of Preferred Stock Purchase Warrant.
      10.14(c)**      MBW and Marquette Warrants dated August 21, 1992.
      10.14(d)**      Schuler Warrant dated September 30, 1992.

         EXHIBIT
         NUMBER                                     DESCRIPTION
      -------------   ------------------------------------------------------------------------
      10.15(a)**      Form of Convertible Unsecured Promissory Note.
      10.15(b)**      Form of Convertible Unsecured Promissory Note.
      10.17+          Novocastra Laboratories Ltd. Distribution Agreement dated August 19,
                      1992.
      10.18+          LJL BioSystems, Inc. Techmate 250 Production Agreement dated May 1,
                      1996.
      10.19*          Form of Right of First Refusal.
      10.20(a)*       Silicon Valley Bank Loan and Security Agreement dated February 20, 1995.
      10.20(b)*       Amendment to Silicon Valley Bank Loan and Security Agreement dated
                      March 28, 1996.
      11.1**          Statement regarding computation of Per Share Earnings.
      21.1**          Subsidiaries of the Registrant.
      23.1**          Consent of Ernst & Young LLP, Independent Auditors (see page II-7).
      23.2**          Consent of Ernst & Young LLP, Independent Auditors (see page II-8).
      23.3**          Consent of Arthur Andersen LLP, Independent Public Accountants (see page
                      II-9).
      23.4**          Consent of Counsel (included in Exhibit 5.1).
      24.1**          Power of Attorney (see page II-4).
      27.1**          Financial Data Schedule.


- ---------------

 * To be filed by amendment.


** Previously Filed.



 + Confidential Treatment Requested.